As filed with the Securities and Exchange Commission on September 23, 2013

Registration No. 333-190893

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM S-1

REGISTRATION STATEMENT UNDER THE

SECURITIES ACT OF 1933

Potbelly Corporation

(Exact name of registrant as specified in its charter)

Delaware	5812	36-4466837
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

222 Merchandise Mart Plaza, 23rd Floor

Chicago, Illinois 60654

(312) 951-0600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Matthew J. Revord

Senior Vice President, General Counsel and Secretary

Potbelly Corporation

222 Merchandise Mart Plaza, 23rd Floor, Chicago, Illinois 60654

(312) 951-0600

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Edward S. Best Jennifer J. Carlson Mayer Brown LLP 71 South Wacker Drive Chicago, Illinois 60606 Telephone: (312) 782-0600 Facsimile: (312) 701-7711	John J. Sabl Robert L. Verigan Sidley Austin LLP One South Dearborn Street Chicago, Illinois 60603 Telephone: (312) 853-7000 Facsimile: (312) 853-7036

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered (1)	Proposed maximum offering price per share	Proposed maximum aggregate offering price (2)	Amount of registration fee (3)
Common Stock, $0.01 par value per share	8,625,000	$11	$94,875,000	$12,940.95

(1)	Includes shares of common stock that the underwriters have the option to purchase.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended.
(3)	Of this amount, $10,230.00 was previously paid in connection with the initial filing of this Registration Statement on August 29, 2013. The aggregate filing fee of $12,940.95 is being offset by the amount previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated September 23, 2013

PROSPECTUS

7,500,000 Shares

Potbelly Corporation

Common Stock

This is Potbelly Corporation’s initial public offering. We are selling 7,362,166 shares of our common stock and the selling stockholders are selling 137,834 shares of our common stock. We will not receive any proceeds from the sale of shares to be offered by the selling stockholders.

We expect the public offering price to be between $9.00 and $11.00 per share. Currently, no public market exists for the shares. After pricing of the offering, we expect that the shares will trade on the Nasdaq Global Select Market under the symbol “PBPB.”

We are an “emerging growth company” under applicable Securities and Exchange Commission rules and will be subject to reduced public company reporting requirements.

Investing in the common stock involves risks that are described  in the “Risk Factors” section beginning on page 12 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discount (1)	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling stockholders	$	$

(1)	We have agreed to reimburse the underwriters for certain FINRA-related expenses. See “Underwriting.”

The underwriters may also exercise their option to purchase up to an additional 1,125,000 shares from us at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about             , 2013.

BofA Merrill Lynch		Goldman, Sachs & Co.
Baird	William Blair	Piper Jaffray

The date of this prospectus is             , 2013.

THE NEIGHBORHOOD SANDWICH SHOP

TOASTY WARM SANDWICHES

— made with —

HAND-SLICED MEATS & CHEESES

HOW TO POTBELLY:

① CHOOSE YOUR SANDWICH & BREAD

REGULAR
or
MULTIGRAIN WHEAT

ORDER IT "THIN-CUT" FOR ABOUT 1/3 LESS BREAD

EXTRAS

MUSHROOMS CHEESE	.50
EXTRA MEAT	.75
NUESKE'S BACON	1.25
DOUBLE MEAT	2.00

② CHOOSE YOUR TOPPINGS

MAYO · MUSTARD
HOT PEPPERS
·
LETTUCE · ONION · TOMATO
·
PICKLE · OIL
ITALIAN SEASONING

ORIGINALS 4.70 BIGS 5.70

GRILLED CHICKEN & CHEDDAR
470/630cal 5.30/6.30
HAND-SLICED CHICKEN BREAST WITH CHEDDAR CHEESE

MEDITERRANEAN
480/630cal 5.10/6.10
ZIPPY HUMMUS, FETA CHEESE, CUCUMBERS, ARTICHOKES, & ROASTED RED PEPPERS
ADD CHICKEN 70/110cal 1.00

CHICKEN SALAD
600/780cal
WITH PROVOLONE CHEESE

TUNA SALAD
550/720cal
WITH SWISS CHEESE

A WRECK®
530/700cal
SALAMI, ROAST BEEF, TURKEY & HAM WITH SWISS CHEESE

ITALIAN
660/880cal
CAPICOLA, MORTADELLA, PEPPERONI, SALAMI & PROVOLONE CHEESE

PIZZA SANDWICH
590/850cal 5.10/6.10
PEPPERONI, MEATBALL, CAPICOLA, MARINARA SAUCE, PROVOLONE CHEESE, MUSHROOMS & ITALIAN SEASONING

A 2,000 calorie daily diet is used as the basis for general nutrition advice, however, individual calorie needs may vary. Additional nutrition information available upon request.

TURKEY BREAST
450/590cal
WITH SWISS CHEESE

SMOKED HAM
500/660cal
WITH SWISS CHEESE

ROAST BEEF
460/610cal
THIN SLICED ANGUS BEEF & PROVOLONE CHEESE

MEATBALL
680/870cal
MARINARA SAUCE & PROVOLONE CHEESE

SKINNYS 4.00

ALL UNDER 350 CALORIES | Less meat, cheese & bread

T-K-Y
300cal
TURKEY BREAST WITH SWISS CHEESE

MUSHROOM MELT
350cal
MUSHROOMS, SWISS, PROVOLONE & CHEDDAR CHEESES

HAMMIE
340cal
SMOKED HAM WITH SWISS CHEESE

SKINNY PAIR 6.60

SIDE SOUP & SANDWICH 360-650cal

SALADS

UPTOWN 500cal 7.10
ALL-NATURAL GRILLED CHICKEN GRAPES, APPLES, DRIED CRANBERRIES, CANDIED WALNUTS, BLUE CHEESE & RED ONION

FARMHOUSE 410cal 7.10
ALL-NATURAL GRILLED CHICKEN HARD-BOILED EGG, BACON, BLUE CHEESE, CUCUMBERS, TOMATOES & RED ONION

CHICKEN SALAD SALAD 500cal 6.25
DRIED CRANBERRIES, CUCUMBERS, TOMATOES & PROVOLONE CHEESE

A WRECK® SALAD 390cal 6.25
SLICED MEATS, SWISS, BLUE CHEESE, CUCUMBERS, TOMATOES & HARD-BOILED EGG

CHICKPEA VEGGIE 270cal 6.25
CUCUMBERS, TOMATOES, BLUE CHEESE, HARD-BOILED EGG & RED ONION

CHOICE OF DRESSING:
Balsamic Vinaigrette · Potbelly Vinaigrette
Buttermilk Ranch · Non-Fat Vinaigrette

New PIZZA SANDWICH

with
PEPPERONI, MEATBALLS, CAPICOLA
MARINARA, PROVOLONE & MUSHROOMS

Potbelly
SANDWICH SHOP®

GOOD VIBES. GREAT SANDWICHES.®

GOOD VIBES. GREAT SANDWICH

YA GOTTA GET IT
HOT

SOUPS & SHAKES

CHES.®

GRAB A COOKIE!

Potbelly

ORDER YOUR SHAKE NOW!
COFFEE
Hot TASTY Soup

Potbelly SANDWICH SHOP®

You should rely only on the information contained in this prospectus or in any free writing prospectus that we authorize to be distributed to you. We have not, and the underwriters have not, authorized anyone to provide you with additional or different information. This document may only be used where it is legal to sell these securities. You should assume that the information contained in this prospectus is accurate only as of the date of this prospectus.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of the prospectus applicable to that jurisdiction.

Until                 , 2013 all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

MARKET AND OTHER INDUSTRY DATA

In this prospectus, we rely on and refer to information regarding the restaurant industry and the limited-service restaurant and full-service restaurant segments of the restaurant industry, which has been sourced from Technomic Inc., a national consulting market research firm, and the National Restaurant Association, an industry trade group, or compiled from market research reports, analyst reports and other publicly available information. Other industry and market data included in this prospectus are from internal analyses based upon data available from known sources or other proprietary research and analysis. We believe these data to be reliable as of the date of this prospectus. You should carefully consider the inherent risks and uncertainties associated with the market and other industry data contained in this prospectus.

TRADEMARKS, SERVICE MARKS AND COPYRIGHTS

We own or have rights to trademarks, service marks or trade names that we use in connection with the operation of our business, including our corporate names, logos and website names. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this prospectus are listed without the ©, ® and ™ symbols, but we will assert, to the fullest extent permissible under applicable law, our rights to our copyrights, trademarks, service marks and trade names. All brand names or other trademarks appearing in this prospectus are the property of their respective owners, and their use or display should not be construed to imply a relationship with, or an endorsement or a sponsorship of us by, these other parties.

ii

PROSPECTUS SUMMARY

This summary highlights information appearing elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should carefully read the entire prospectus, including the financial data and related notes and the section entitled “Risk Factors,” before deciding whether to invest in our common stock. Unless otherwise indicated or the context otherwise requires, references in this prospectus to the “company,” “Potbelly,” “we,” “us” and “our” refer to Potbelly Corporation and its consolidated subsidiaries.

The Neighborhood Sandwich Shop

Potbelly is a fast-growing neighborhood sandwich concept offering toasty warm sandwiches, signature salads and other fresh menu items served by engaging people in an environment that reflects the Potbelly brand. Our combination of product, people and place is how we deliver on our passion to be “The Best Place for Lunch.” Our sandwiches, salads and hand-dipped milkshakes are all made fresh to order and our cookies are baked fresh each day. Our employees are trained to engage with our customers in a genuine way to provide a personalized experience. Our shops feature vintage design elements and locally-themed décor inspired by the neighborhood that we believe create a lively atmosphere. Through this combination, we believe we are creating a devoted base of Potbelly fans that return again and again and that we are expanding one sandwich shop at a time.

We believe that a key to our past and future success is our culture. It is embodied in The Potbelly Advantage, which is an expression of our Vision, Mission, Passion and Values, and the foundation of everything we do. Our Vision is for our customers to feel that we are their “Neighborhood Sandwich Shop” and to tell others about their great experience. Our Mission is to make people really happy, to make more money and to improve every day. Our Passion is to be “The Best Place for Lunch.” Our Values embody both how we lead and how we behave and form the cornerstone of our culture. We strive to be a fun, friendly and hardworking group of people who enjoy taking care of our customers, while at the same time taking care of each other.

We believe executing on The Potbelly Advantage at a high level creates a distinct competitive advantage and drives our operating and financial results, as illustrated by the following:

•

As of June 30, 2013, we had a domestic base of 286 shops in 18 states and the District of Columbia. Of these, the company operates 280 shops and franchisees operate six shops. In addition, there are 12 franchised shops in the Middle East. Total shop growth was 16.0% over the prior year;

•

We achieved positive comparable store sales growth in twelve of the last thirteen quarters through our fiscal quarter ended June 30, 2013 (comparable store sales growth reflects the change in year-over-year sales of shops open for 15 or more months);

•

From 2011 to 2012, we increased our total revenue 15.5% to $274.9 million, our adjusted EBITDA 17.6% to $31.5 million, and our net income for the year ended December 30, 2012 to $7.1 million, excluding a $16.9 million non-cash tax benefit as a result of releasing a valuation allowance against our deferred tax assets; and

•

From 2008 to 2012, we increased our shop-level profit margin by 520 basis points to 20.7% (shop-level profit margin measures net shop sales less shop operating expenses as a percentage of net shop sales).

Shop-level profit margin is not required by, or presented in accordance with, U.S. generally accepted accounting principles (“GAAP”). See “Selected Consolidated Financial and Other Data” for a discussion of adjusted EBITDA, adjusted EBITDA margin and shop-level profit margin and a reconciliation of the differences between adjusted EBITDA and net income (loss) and shop-level profit and income (loss) from operations, as well as a calculation of shop-level profit margin. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a definition of comparable store sales.

Our History

Potbelly started in 1977 as a small antique store on Lincoln Avenue in Chicago. To boost sales, the original owner began offering toasty warm sandwiches and homemade desserts to customers. As time passed, Potbelly became a well-known neighborhood sandwich shop with a loyal following of regulars and frequent lines out the door. The original owner sold the Lincoln Avenue store to Bryant Keil in 1996. Bryant was the entrepreneur with the vision to expand Potbelly. We opened our second shop in 1997 and continued to open shops in more neighborhoods, reaching 100 shops in 2005, 200 shops in 2008 and 300 shops in 2013. Throughout our growth, each new shop has maintained a similar look, vibe and experience that define the Potbelly brand.

Industry Overview

According to Technomic, Inc. (“Technomic”), a national consulting market research firm, the restaurant industry is divided into two primary segments, limited-service restaurants (“LSRs”) and full-service restaurants, and is generally categorized by price, quality of food, service and location. LSRs are defined as establishments with patrons who pay before eating and generate an average check between $3 and $12. The LSR segment is further divided into (i) quick-service restaurants, which are defined as traditional “fast food” restaurants, generally with check averages between $3 and $8.50, and (ii) fast-casual restaurants, which are establishments with limited service, check averages generally between $8.50 and $12, food prepared to order, fresh (or perceived as fresh) ingredients, innovative food suited to sophisticated tastes, and upscale or highly developed interior design.

Technomic reported that LSRs accounted for 73% of the sales of the Top 500 U.S. restaurant chains in 2012. We operate in the “Other Sandwich” category, which includes LSRs specializing in sandwiches and wraps, other than hamburgers. This category accounted for $21.9 billion of sales in 2012 by the Top 500 chains. Sales in this category increased 5.9% from 2011 to 2012, outperforming the broader LSR growth rate of 5.6% over the same time period. We cannot provide assurance that the increases in sales in this category will continue or that we will benefit from any such increases.

Our Competitive Strengths

Simple, Made-to-Order Food. Our menu features items made from high quality ingredients such as fresh vegetables, hearth-baked bread and all-natural chicken (without preservatives or artificial flavors). Our sandwiches are made fresh to order, and many are based on the original recipes from 1977. They are served toasty warm on our signature multigrain wheat or regular bread which is delivered to our shops. We slice our meats and cheeses daily in each shop to ensure freshness. We believe our sandwiches have the right balance of ingredients with the last bite tasting as good as the first. We believe our simple menu and freshly-made food offer ease of ordering and broad appeal and help us create loyal Potbelly fans that return again and again.

Differentiated Customer Experience That Delivers a Neighborhood Feel. We strive to provide a positive customer experience that is driven by both our employees and the atmosphere of our shops. We look to hire employees that are outgoing people and train them to interact with our customers in a genuine way while providing fast service. To support the neighborhood feel of our shops, most of our managers live in the neighborhood where their shop is located. We believe this allows them to get to know their customers and understand the unique character of each neighborhood. Each of our shops features vintage décor and shared design elements, such as the use of wood, our signature Potbelly stove and locally-themed decorations. We also strive to enhance our atmosphere with live, local musicians that perform at least three times per week in the majority of our shops. We believe the unique Potbelly experience encourages repeat customer visits and drives increased sales.

Attractive Shop Economics. Our shop model is designed to generate, and has generated, strong cash flow, attractive shop-level financial results and high returns on investment. We operate our shops successfully in a wide range of geographic markets, population densities and real estate settings. We aim to generate average shop-level profit margins, a non-GAAP measure, above 20% and target cash-on-cash returns, on new company-operated shops, above 25% after two full years of operation. We have achieved these targets in 2010, 2011, 2012 and the 26 weeks ended June 30, 2013. Our ability to maintain such margins and returns depends on a number of factors. For example, we face increasing commodity costs, which we have partially offset by increasing menu prices. Although there is no guarantee that we will be able to maintain these returns, we believe our attractive shop economics support our ability to profitably grow our brand in new and existing markets.

Management Team with Substantial Operating Experience. Our senior management team has extensive operating experience, with an average of over 17 years in the restaurant industry. Our core senior team has been together since 2008, when we hired our President and CEO, Aylwin Lewis. Aylwin was previously with Yum! Brands, Inc. from 1991 to 2004, most recently as President and Chief Multibranding and Operating Officer, as well as with Sears Holdings from 2004 to 2008, most recently as President and CEO. We believe our experienced leadership team is a key driver of our success and positions us to execute our long-term growth strategy.

Distinct, Deep-Rooted Culture: The Potbelly Advantage. We believe our culture is a key to our success. It is embodied in The Potbelly Advantage, which is a written expression of our Vision, Mission, Passion and Values. Our Vision is for our customers to feel we are their “Neighborhood Sandwich Shop” and to become Potbelly fans and advocates. Our Mission is to make our customers and employees happy, to make more money and to improve our business every day. Our Passion is to be “The Best Place for Lunch.” We strive to emphasize our Values of integrity, teamwork, accountability, positive energy and coaching throughout all levels of our organization and believe our Values form a common language across our organization. We believe The Potbelly Advantage allows us to deliver operational excellence and grow our business and our base of Potbelly fans.

Our Growth Strategy

We strive to grow profitability and create value for our stockholders by working to achieve the goals listed below. While we cannot provide assurances that we will be able to achieve and maintain these objectives, we consider each of them to be a core strategy of our business.

Run Great Shops. We believe that continued excellence in shop-level execution is fundamental to our growth strategy. To maintain our operational standards we use a Balanced Scorecard approach to measure People, Customers, Sales and Profits at each of our shops. Hiring the right people and maintaining optimal staffing levels enable us to run efficient operations. We track metrics such as peak hour throughput, mystery shopper scores and neighborhood engagement activities, such as fundraisers for local causes. Shop sales and profitability are benchmarked against prior year periods and budget, and we focus on achieving targets on a shop-by-shop basis. To support our shop operators, we invest in systems and technology that can meaningfully improve shop-level execution.

Find and Build Great Shops. Our shops are successful in diverse markets in 18 states and the District of Columbia, and we intend to continue to build company-operated shops in both new and existing markets utilizing our thoughtful site selection process. This process is overseen by senior management and focuses on, among other things, demographics, traffic patterns and information gathered from local employees. Our location-specific approach to development allows us to leverage our versatile shop format to achieve strong returns across a wide range of real estate settings. In 2011, 2012 and the 26 weeks ended June 30, 2013, we opened 21, 31 and 17 new company-operated shops, respectively, and expanded into New York, Seattle, Boston, Phoenix, Cleveland, Kansas City, Missouri and Portland, Oregon. In those same time periods, we closed five shops, one shop and one shop, respectively, due to under-performance or lease expirations. In 2013, we expect to open 32 to 35 company-operated shops. Over the long term, we plan to grow the number of Potbelly shops at least 10% annually. We cannot provide assurances that we will be able to grow the number of Potbelly shops by 10% in any year or over any period of time.

Achieve High Margins and Returns. Our approach to margin enhancement begins with continuous efforts to improve the financial results of our shops. We focus on cash-on-cash returns to the company and look to grow shop-level profitability each year through sales growth and productivity improvements. Between 2008 and 2012, we increased our shop-level profit margin, a non-GAAP measure, from 15.5% to 20.7%. Our intention is to maintain average shop-level profit margins over 20% as we continue to grow. We believe we exercise strong financial discipline in managing expenses and by encouraging employee efficiency with the goal of achieving and maintaining general and administrative expenses under 10% of revenue. However, we cannot provide assurances that we will be able to maintain our shop-level profit margin levels or that we will be able to achieve or maintain low levels of expenses.

Become a Global Iconic Brand. We believe that our premise of a “Neighborhood Sandwich Shop” has broad appeal across a wide range of market types and geographies. We find that Potbelly is now a recognized brand beyond the neighborhoods in which we currently operate. We believe a significant contributor to this success is word-of-mouth publicity by our customers who enjoy their Potbelly experience and tell others about it. We believe that our positive brand perception helps drive interest in our shops in both existing and new markets.

Be a Great Franchisor. In 2010, we initiated a program to franchise shops in selected markets in the U.S. and internationally. We intend to expand the number of franchise shops on a disciplined basis as we develop our franchise program. As of June 30, 2013, our franchisees operated six shops in the U.S. and 12 shops in the Middle East. Although we do not expect franchise activities to result in significant revenue in the near term, we see the selective expansion of our franchising efforts to be a valuable potential growth opportunity over time.

Recent Developments

As of September 23, 2013, we had a domestic base of 295 shops in 18 states and the District of Columbia. This represents a 13% increase over the last twelve months. Of these, the company operates 288 shops and franchisees operate seven shops. In addition, there are 12 franchised shops in the Middle East. For the period from July 1, 2013, the first day of our third fiscal quarter of fiscal year 2013, to September 15, 2013 our preliminary company-operated comparable store sales increased by approximately 2.3%. This reflects only the first 11 weeks of our third fiscal quarter. Accordingly, we have not begun our normal quarter-end closing and review procedures. The results for this eleven-week period are not for an entire fiscal period, will be subject to quarter-end closing procedures and/or adjustments and should not be viewed as a substitute for full interim financial statements prepared in accordance with generally accepted accounting principles. These preliminary results are not necessarily indicative of the results to be achieved for the thirteen-week period ending September 29, 2013, the remainder of fiscal year 2013 or any future period.

Risk Factors

Before you invest in our common stock, you should carefully consider all of the information in this prospectus, including matters set forth under the heading “Risk Factors.” Risks relating to our business include the following, among others:

•	we face significant competition for customers that could affect our results of operations;

•	changes in economic conditions could materially affect our business;

•	our operations and future development could be significantly disrupted if we lose key members of our management team;

•	changes in food availability and costs could adversely affect our operating results;

•	our inability to find and hire qualified employees could slow our growth or harm our current operations; and

•	our long-term success is highly dependent on our ability to successfully identify and secure new shop locations and develop and expand our operations.

Company Information

We were incorporated in Delaware in 2001 as Potbelly Sandwich Works, Inc. and changed our name to Potbelly Corporation in 2002. Our principal executive offices are located at 222 Merchandise Mart Plaza, 23rd Floor, Chicago, Illinois 60654, our telephone number at that address is (312) 951-0600 and our internet address is www.potbelly.com. Our website and the information contained on or accessible through our website are not part of this prospectus.

Implications of Being an Emerging Growth Company

As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As an emerging growth company, we may take advantage of specified reduced reporting requirements and are relieved from certain other significant requirements that are otherwise generally applicable to public companies. We may choose to take advantage of some but not all of these provisions for as long as we remain an emerging growth company. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.0 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior June 30th, or (2) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period. See “Risk Factors—We are an ‘emerging growth company,’ and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.”

The Offering

Common stock offered by us	7,362,166 shares

Common stock offered by the selling stockholders	137,834 shares

Common stock to be outstanding immediately after the completion of this offering	28,006,541 shares

Option to purchase additional shares	We have granted the underwriters a 30-day option to purchase up to an additional 1,125,000 shares.

Use of proceeds	We expect to receive net proceeds, after deducting estimated offering expenses and underwriting discounts and commissions payable by us, of approximately $67.0 million (or $77.5 million if the underwriters exercise their option to purchase the additional shares in full), based on an assumed offering price of $10.00 per share (the midpoint of the price range set forth on the cover page of this prospectus).

We intend to use the net proceeds from the sale of common stock by us in this offering (i) to pay a previously-declared cash dividend of approximately $49.9 million on shares of our common and preferred stock outstanding on the day immediately prior to the closing date of this offering, (ii) to repay borrowings under our credit facility and (iii) for working capital and general corporate purposes. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders. See “Use of Proceeds” and “Principal and Selling Stockholders.”

Dividend policy	Our board of directors declared a cash dividend in an aggregate amount of approximately $49.9 million, which is payable on shares of our common and preferred stock outstanding on the day immediately prior to the closing date of this offering. The dividend will be paid from the net proceeds of this offering and will not be paid on any shares purchased in this offering. We do not otherwise pay cash dividends on our common stock and do not anticipate paying any dividends on our common stock in the foreseeable future. Any future determinations relating to our dividend policies will be made at the discretion of our board of directors and will depend on various factors. See “Dividend Policy.”

Risk factors	You should read carefully the “Risk Factors” section of this prospectus for a discussion of factors that you should consider before deciding to invest in shares of our common stock.

Proposed Nasdaq Global Select Market symbol	“PBPB”.

Unless otherwise indicated, all information in this prospectus relating to the number of shares of common stock to be outstanding immediately after the completion of this offering is based on the number of shares outstanding as of August 26, 2013 and:

•

assumes the conversion of all outstanding shares of all series of our preferred stock into, and the exercise of all outstanding Series F warrants for, an aggregate of 16,383,581 shares of common stock immediately prior to the completion of this offering;

•	assumes the effectiveness of our amended and restated certificate of incorporation and amended and restated by-laws, which we will adopt prior to the completion of this offering;

•

excludes outstanding options to purchase 4,748,737 shares of our common stock at a weighted average exercise price of $8.99 per share, of which options to purchase 4,249,257 shares at a weighted average exercise price of $8.62 were vested as of such date (except for an assumed 12,434 shares that will be issued and sold in this offering by certain selling stockholders upon the cashless exercise of options to purchase 82,000 shares, assuming an initial public offering price of $10.00 per share, which are included in shares of common stock to be outstanding after this offering), and an exercisable warrant to purchase 241,704 shares of our common stock at a price of $8.16 per share. See “Executive and Director Compensation” and “Related Party Transactions;”

•

excludes 1,500,000 shares of our common stock reserved for future grants under our 2013 Long-Term Incentive Plan, including options to purchase 395,000 shares of our common stock with exercise prices equal to the initial public offering price to be granted effective with this offering; and

•	assumes no exercise by the underwriters of their option to purchase up to 1,125,000 additional shares.

Shares being sold by certain of the selling stockholders in this offering will be obtained by the cashless exercise of outstanding options to purchase 82,000 shares held by them. See “Principal and Selling Stockholders.” Accordingly, an increase or decrease in the assumed initial public offering price of $10.00 per share would increase or decrease the 12,434 shares assumed to sold by such selling stockholders. Assuming no change in the 7,500,000 shares being sold in this offering, an increase or decrease in the number of shares sold by such selling stockholders will result in an equivalent decrease or increase in the number of shares being sold by us.

Except for pro forma and pro forma as adjusted data and as otherwise indicated, financial data does not give effect to the conversion of all outstanding shares of all series of our preferred stock and the exercise of all outstanding Series F warrants.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following table sets forth our summary consolidated financial and other data as of the dates and for the periods indicated. The summary consolidated financial data as of December 30, 2012 and December 25, 2011 and for each of the two fiscal years in the period ended December 30, 2012 presented in this table have been derived from the audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated financial data as of December 26, 2010 and for the fiscal year then ended have been derived from our audited consolidated financial statements for such year, all of which are included in this prospectus, except for the consolidated balance sheet. The summary consolidated interim financial data as of and for the 26 weeks ended June 30, 2013 and for the 26 weeks ended June 24, 2012 have been derived from the unaudited condensed interim consolidated financial statements included elsewhere in this prospectus. Historical results are not necessarily indicative of the results to be expected for future periods, and our interim results are not necessarily indicative of the results to be expected for the full fiscal year.

Our fiscal year ends on the last Sunday of each year. The first three quarters of our fiscal year consist of 13 weeks and our fourth quarter consists of 13 weeks for 52-week fiscal years and 14 weeks for 53-week fiscal years. The fiscal years ended December 25, 2011 and December 26, 2010 each had 52 weeks. The fiscal year ending December 30, 2012 had 53 weeks.

This summary consolidated financial and other data should be read in conjunction with the disclosures set forth under “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes thereto appearing elsewhere in this prospectus.

	Fiscal Year Ended			26 Weeks Ended
	December 26, 2010	December 25, 2011	December 30, 2012	June 24, 2012	June 30, 2013
	($ in thousands, except per share data)
Consolidated Statements of Operations Data:
Total revenues	$220,573	$237,966	$274,914	$131,537	$146,930

Expenses:
Sandwich shop operating expenses:
Cost of goods sold, excluding depreciation	63,009	68,491	79,847	38,151	42,753
Labor and related expenses	63,506	67,036	77,479	36,841	40,995
Occupancy expenses	25,238	26,511	32,016	14,750	17,530
Other operating expenses	22,620	24,095	28,119	13,449	15,112
General and administrative expenses	26,563	26,911	29,624	15,668	16,005
Depreciation expense	15,647	14,838	16,219	7,553	8,824
Pre-opening costs	267	1,521	2,051	1,130	719
Impairment and loss on disposal of property and equipment	2,952	365	994	78	79

Total expenses	219,802	229,768	266,349	127,620	142,017

Income from operations	771	8,198	8,565	3,917	4,913
Interest expense	519	495	541	251	233
Other expense	9	1	6	—	2

Income before income taxes	243	7,702	8,018	3,666	4,678
Income tax expense (benefit) (1)	773	537	(15,994)	682	1,886

Net income (loss)	(530)	7,165	24,012	2,984	2,792
Net income (loss) attributable to non-controlling interests (2)	—	—	(34)	(39)	15

Net income (loss) attributable to Potbelly Corporation	$(530)	$7,165	$24,046	$3,023	$2,777

Accretion of redeemable convertible preferred stock to maximum redemption value	(45,992)	(17,410)	(10,495)	(8,342)	(10,301)

Net income (loss) attributable to common stockholders	$(46,522)	$(10,245)	$13,551	$(5,319)	$(7,524)

	Fiscal Year Ended			26 Weeks Ended
	December 26, 2010	December 25, 2011	December 30, 2012	June 24, 2012	June 30, 2013
	($ in thousands, except per share data)
Net income (loss) per common share attributable to common stockholders (3):
Basic	$(9.34)	$(2.35)	$0.72	$(1.34)	$(1.77)
Diluted	$(9.34)	$(2.35)	$0.66	$(1.34)	$(1.77)
Weighted average shares outstanding:
Basic	4,978,621	4,359,930	4,013,414	3,972,873	4,241,752
Diluted	4,978,621	4,359,930	4,388,822	3,972,873	4,241,752
Unaudited pro forma net income per common share attributable to common stockholders (4):
Basic			$1.04		$0.12
Diluted			$1.03		$0.12
Unaudited pro forma weighted average shares outstanding (4):
Basic			23,209,057		23,236,531
Diluted			23,246,010		23,523,393

Statement of Cash Flows Data:
Net cash provided by (used in):
Operating activities	$18,780	$20,121	$25,085	$12,050	$13,755
Investing activities	(6,243)	(17,758)	(25,936)	(12,790)	(14,411)
Financing activities	(4,382)	(7,197)	(700)	173	(193)

Selected Other Data:
Total company-operated shops (end of period)	218	234	264	247	280
Change in company-operated comparable store sales	1.8%	1.7%	3.4%	4.8%	1.5%
Operating income margin (5)	0.3%	3.4%	3.1%	3.0%	3.3%
Shop-level profit margin (6)	20.9%	21.6%	20.7%	21.3%	20.5%
Capital expenditures	$6,243	$17,758	$25,936	$12,790	$14,411
Adjusted EBITDA (7)	$21,052	$26,752	$31,451	$14,907	$16,183
Adjusted EBITDA margin (7)	9.5%	11.2%	11.4%	11.3%	11.0%

	December 26, 2010	December 25, 2011	December 30, 2012	June 30, 2013
				Actual	Pro Forma (8)	Pro Forma As Adjusted (9)
		($ in thousands)
Balance Sheet Data:
Cash and cash equivalents	$28,980	$24,146	$22,595	$21,746	$21,747	24,902
Working capital (deficit)	14,764	16,490	15,170	14,490	(35,363)	17,646
Total assets	98,424	99,110	126,699	132,560	132,561	134,298
Total debt	9,313	15,243	15,169	15,132	15,132	1,132
Total redeemable convertible preferred stock	228,544	239,848	250,343	260,644	—	—
Total equity (deficit)	(169,643)	(185,302)	(168,728)	(175,095)	35,697	101,288

(1)	The fiscal year ended December 30, 2012 included a $16.9 million tax benefit related to the release of a valuation allowance against substantially all of our deferred tax assets.
(2)	Non-controlling interests represent the non-controlling partner’s share of the assets, liabilities and operations related to the joint venture investment in Potbelly Airport II Boston, LLC, related to one shop located in the Boston Logan International Airport. We own a seventy-five percent interest in this consolidated joint venture.
(3)	Net income (loss) per common share attributable to common stockholders is calculated under the two-class method, as our redeemable convertible preferred stock participates in the undistributed earnings of the company. Earnings of the company are allocated between the common and preferred stockholders to account for the accretion of the redeemable convertible preferred stock to its maximum redemption value, thereby reducing the earnings of the company attributable to common stockholders. Except for 2012, for the periods presented, this resulted in net losses attributable to common stockholders, in total and on a per share basis, as the net income attributable to the company (if any) was exceeded by the change in maximum redemption value of the redeemable convertible preferred stock.
(4)

Pro forma net income per common share attributable to stockholders and the number of weighted average common shares used in computing pro forma net income per common share attributable to stockholders reflects the number of additional shares that would have been required to be issued to generate sufficient proceeds to fund the payment of the dividend that is payable from the net proceeds of our initial public offering based on an assumed offering price of $10.00 per share (the midpoint of the price range set forth on the cover page of this prospectus) and the conversion of all of our outstanding redeemable convertible preferred stock into, and the exercise of all outstanding Series F warrants for, common stock upon the closing of a qualified public offering as if such conversion had occurred as of the beginning of the fiscal year. See “Related Party Transactions—Arrangements with Our Investors.”
(5)	Income (loss) from operations as a percentage of total revenues.
(6)	Shop-level profit is not required by, or presented in accordance with, GAAP, and is defined as income (loss) from operations less franchise royalties and fees, general and administrative expenses, depreciation expense, pre-opening costs and impairment and loss on disposal of property and equipment. Shop-level profit is a supplemental measure of operating performance of our shops and our calculation thereof may not be comparable to that reported by other companies. Shop-level profit margin represents shop-level profit expressed as a percentage of net company-operated sandwich shop sales. Shop-level profit and shop-level profit margin have limitations as analytical tools, and you should not consider them in isolation or as a substitute for analysis of our results as reported under GAAP. Management believes shop-level profit margin is an important tool for investors because it is a widely used metric within the restaurant industry to evaluate restaurant-level productivity, efficiency and performance. Management uses shop-level profit margin as a key metric to evaluate the profitability of incremental sales at our shops, to evaluate our shop performance across periods and to evaluate our shop financial performance compared with our competitors. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a discussion of shop-level profit margin and other key performance indicators.

A reconciliation of shop-level profit to income (loss) from operations and a calculation of shop-level profit margin is provided below:

	Fiscal Year Ended			26 Weeks Ended
	December 26, 2010	December 25, 2011	December 30, 2012	June 24, 2012	June 30, 2013
	($ in thousands)
Income (loss) from operations	$771	$8,198	$8,565	$3,917	$4,913
Less: Franchise royalties and fees	—	503	844	343	463
General and administrative expenses	26,563	26,911	29,624	15,668	16,005
Depreciation expense	15,647	14,838	16,219	7,553	8,824
Pre-opening costs	267	1,521	2,051	1,130	719
Impairment and loss on disposal of property and equipment	2,952	365	994	78	79

Shop-level profit [Y]	$46,200	$51,330	$56,609	$28,003	$30,077

Total revenues	$220,573	$237,966	$274,914	$131,537	$146,930
Less: Franchise royalties and fees	—	503	844	343	463

Sandwich shop sales, net [X]	$220,573	$237,463	$274,070	$131,194	$146,467

Shop-level profit margin [Y÷X]	20.9%	21.6%	20.7%	21.3%	20.5%

(7)	Adjusted EBITDA has been presented in this prospectus and is a supplemental measure of financial performance that is not required by, or presented in accordance with, GAAP. We define adjusted EBITDA as net income (loss) before depreciation and amortization expense, interest expense, provision for income taxes and pre-opening costs, adjusted to eliminate the impact of other items set forth in the reconciliation below, including certain non-cash as well as certain other items that we do not consider representative of our ongoing operating performance. Adjusted EBITDA margin is calculated by dividing adjusted EBITDA by total revenues. Adjusted EBITDA has limitations as an analytical tool and our calculation thereof may not be comparable to that reported by other companies; accordingly, you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Adjusted EBITDA is included in this prospectus because it is a key metric used by management. Additionally, adjusted EBITDA is frequently used by analysts, investors and other interested parties to evaluate companies in our industry. We use adjusted EBITDA, alongside other GAAP measures such as operating income (loss) and net income (loss), to measure profitability, as a key profitability target in our annual and other budgets, and to compare our performance against that of peer companies. We believe that adjusted EBITDA provides useful information facilitating operating performance comparisons from period to period and company to company.

A reconciliation of adjusted EBITDA to net income (loss) attributable to Potbelly Corporation is provided below:

	Fiscal Year Ended			26 Weeks Ended
	December 26, 2010	December 25, 2011	December 30, 2012	June 24, 2012	June 30, 2013
	($ in thousands)
Net income (loss) attributable to Potbelly Corporation	$(530)	$7,165	$24,046	$3,023	$2,777
Depreciation expense	15,647	14,838	16,219	7,553	8,824
Interest expense	519	495	541	251	233
Income tax expense (benefit)	773	537	(15,994)	682	1,886
Impairment and closures (a)	3,344	672	1,181	265	87
Pre-opening costs (b)	267	1,521	2,051	1,130	719
Stock-based compensation (c)	1,032	1,524	2,825	1,893	1,142
Costs associated with an initial public offering (d)	—	—	582	110	515

Adjusted EBITDA	$21,052	$26,752	$31,451	$14,907	$16,183

(a)	Includes costs related to impairment of long-lived assets, gain or loss on disposal of property and equipment and shop closure expenses.
(b)	Includes expenses directly associated with the opening of new shops and are incurred prior to the opening of the shop.
(c)	Includes non-cash stock-based compensation.
(d)	Includes costs associated with legal, accounting and other costs associated with the initial public offering that are not directly related to our registration statement.

(8)	Assumes the effect of our board of directors’ declaration of a cash dividend to holders of our common and preferred shares to be paid from the net proceeds of the initial public offering and conversion of all outstanding shares of all series of our preferred stock into, and the exercise of all outstanding Series F warrants for, an aggregate of 16,383,581 shares of common stock immediately prior to the completion of this offering, and excludes, as of August 26, 2013, outstanding options to purchase 4,748,737 shares of our common stock at a weighted average exercise price of $8.99 per share, of which options to purchase 4,249,257 shares at a weighted average exercise price of $8.62 were vested as of such date, and an exercisable warrant to purchase 241,704 shares of our common stock at a price of $8.16 per share.
(9)	Gives effect to the transactions described in footnote 8 and the sale of 7,362,166 shares of common stock in this offering by us at the estimated initial public offering price of $10.00 per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions and estimated expenses payable by us, the issuance of an additional 12,434 shares of common stock that are expected to be issued and sold in this offering upon the cashless exercise of stock options by certain selling stockholders and the application of the net proceeds of this offering as described under “Use of Proceeds” as if the events had occurred on June 30, 2013.

RISK FACTORS

An investment in our common stock involves various risks. You should carefully consider the following risks and all of the other information contained in this prospectus before investing in our common stock. The risks described below are those that we believe are the material risks that we face. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment in our common stock.

Risks Related to Our Business and Industry

We face significant competition for customers and our inability to compete effectively may affect our traffic, sales and shop-level profit margins, which could adversely affect our business, financial condition and results of operations.

The restaurant industry is intensely competitive with many well-established companies that compete directly and indirectly with us with respect to food quality, ambience, service, price and value and location. We compete in the restaurant industry with national, regional and locally-owned limited-service restaurants and full-service restaurants. Some of our competitors have significantly greater financial, marketing, personnel and other resources than we do, and many of our competitors are well established in markets in which we have existing shops or intend to locate new shops. In addition, many of our competitors have greater name recognition nationally or in some of the local markets in which we have shops. Any inability to successfully compete with the restaurants in our markets will place downward pressure on our customer traffic and may prevent us from increasing or sustaining our revenues and profitability. Consumer tastes, nutritional and dietary trends, traffic patterns and the type, number and location of competing restaurants often affect the restaurant business, and our competitors may react more efficiently and effectively to those conditions. Further, we face growing competition from the supermarket industry, with the improvement of their “convenient meals” in the deli section, and from limited-service and fast casual restaurants, as a result of higher-quality food and beverage offerings by those restaurants. In addition, some of our competitors have in the past implemented programs which provide price discounts on certain menu offerings, and they may continue to do so in the future. If we are unable to continue to compete effectively, our traffic, sales and shop-level profit margins could decline and our business, financial condition and results of operations would be adversely affected.

Changes in economic conditions, including continuing effects from the recent recession, could materially affect our business, financial condition and results of operations.

The restaurant industry depends on consumer discretionary spending. During the economic downturn starting in 2008, continuing disruptions in the overall economy, including the ongoing impacts of the housing crisis, high unemployment, and financial market volatility and unpredictability, caused a related reduction in consumer confidence, which negatively affected customer traffic and sales throughout our industry. These factors, as well as national, regional and local regulatory and economic conditions, gasoline prices, disposable consumer income and consumer confidence, affect discretionary consumer spending. If these economic conditions persist or worsen, customer traffic could be adversely impacted if our customers choose to dine out less frequently or reduce the amount they spend on meals while dining out. If current negative economic conditions persist for a long period of time or become more pervasive, consumer changes to their discretionary spending behavior, including the frequency with which they dine out, could be more permanent. The ability of the U.S. economy to continue to recover from these challenging economic conditions is likely to be affected by many national and international factors that are beyond our control. If sales decrease, our profitability could decline as we spread fixed costs across a lower level of sales. Prolonged negative trends in shop sales could cause us to, among other things, reduce the number and frequency of new shop openings, close shops or delay remodeling of our existing shops or take asset impairment charges.

Our business operations and future development could be significantly disrupted if we lose key members of our management team.

The success of our business continues to depend to a significant degree upon the continued contributions of our senior officers and key employees, both individually and as a group. Our future performance will be substantially dependent in particular on our ability to retain and motivate Aylwin Lewis, our Chief Executive Officer, Charlie Talbot, our Senior Vice President and Chief Financial Officer, John Morlock, our Senior Vice President of Operations, and other members of our senior leadership team. We currently have employment agreements in place with all of the members of our senior leadership team. The loss of the services of any of these executive officers or other key employees could have a material adverse effect on our business and plans for future development. In addition, we may have difficulty finding appropriate replacements and our business could suffer. We also do not maintain any key man life insurance policies for any of our employees.

Increased commodity, energy and other costs could decrease our shop-level profit margins or cause us to limit or otherwise modify our menus, which could adversely affect our business.

Our profitability depends in part on our ability to anticipate and react to changes in the price and availability of food commodities, including among other things beef, poultry, grains, dairy and produce. Prices may be affected due to market changes, increased competition, the general risk of inflation, shortages or interruptions in supply due to weather, disease or other conditions beyond our control, or other reasons. For example, certain regions of the U.S. experienced a significant drought in 2012, which increased the price of certain food commodities, including beef. We have partially offset these costs by increasing menu prices. Other events could increase commodity prices or cause shortages that could affect the cost and quality of the items we buy or require us to further raise prices or limit our menu options. These events, combined with other more general economic and demographic conditions, could impact our pricing and negatively affect our sales and shop-level profit margins. We enter into certain forward pricing arrangements with our suppliers from time to time, which may result in fixed or formula-based pricing with respect to certain food products. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures of Market Risks—Commodity Price Risk.” However, these arrangements generally are relatively short in duration and may provide only limited protection from price changes, and the extent to which we use these arrangements varies substantially from time to time. In addition, the use of these arrangements may limit our ability to benefit from favorable price movements.

Our profitability is also adversely affected by increases in the price of utilities, such as natural gas, whether as a result of inflation, shortages or interruptions in supply, or otherwise. Our profitability is also affected by the costs of insurance, labor, marketing, taxes and real estate, all of which could increase due to inflation, changes in laws, competition or other events beyond our control. Our ability to respond to increased costs by increasing menu prices or by implementing alternative processes or products will depend on our ability to anticipate and react to such increases and other more general economic and demographic conditions, as well as the responses of our competitors and customers. All of these things may be difficult to predict and beyond our control. In this manner, increased costs could adversely affect our performance.

Our inability to identify qualified individuals for our workforce could slow our growth and adversely impact our ability to operate our shops.

Our success depends in part upon our ability to attract, motivate and retain a sufficient number of qualified managers and associates to meet the needs of our existing shops and to staff new shops. A sufficient number of qualified individuals to fill these positions may be in short supply in some communities. Competition in these communities for qualified staff could require us to pay higher wages and provide greater benefits. In addition, significant improvement in regional or national economic conditions could increase the difficulty of attracting and retaining qualified individuals and could result in the need to pay higher wages and provide greater benefits. We place a heavy emphasis on the qualification and training of our personnel and spend a significant amount of time and money on training our employees. Any inability to recruit and retain qualified individuals may result in higher turnover and increased labor costs, and could compromise the quality of our service, all of which could adversely affect our business. Any such inability could also delay the planned openings of new shops and could adversely impact our existing shops. Any such inability to retain or recruit qualified employees, increased costs of attracting qualified employees or delays in shop openings could adversely affect our business and results of operations.

Our long-term success is highly dependent on our ability to successfully identify and secure appropriate sites and develop and expand our operations in existing and new markets.

One of the key means of achieving our growth strategies will be through opening new shops and operating those shops on a profitable basis. We expect this to be the case for the foreseeable future. We opened 31 new company-operated shops in 2012 and expect to open 32 to 35 new company-operated shops in 2013. We must identify target markets where we can enter or expand, taking into account numerous factors such as the location of our current shops, demographics, traffic patterns and information gathered from local employees. We may not be able to open our planned new shops on a timely basis, if at all, given the uncertainty of these factors. In the past, we have experienced delays in opening some shops and that could happen again. Delays or failures in opening new restaurants could adversely affect our business and results of operations. As we operate more shops, our rate of expansion relative to the size of our restaurant base will eventually decline.

The number and timing of new shops opened during any given period may be negatively impacted by a number of factors including, without limitation:

•	the identification and availability of attractive sites for new shops and the ability to negotiate suitable lease terms;

•	competition in new markets, including competition for appropriate sites;

•	anticipated commercial, residential and infrastructure development near our new shops;

•	the proximity of potential sites to an existing shop;

•	the cost and availability of capital to fund construction costs and pre-opening expenses;

•	our ability to control construction and development costs of new shops;

•	recruitment and training of qualified operating personnel in the local market;

•	our ability to obtain all required governmental permits, including zoning approvals, on a timely basis;

•	unanticipated increases in costs, any of which could give rise to delays or cost overruns; and

•	avoiding the impact of inclement weather, natural disasters and other calamaties.

We cannot assure you that we will be able to successfully expand or acquire critical market presence for our brand in new geographical markets, as we may encounter well-established competitors with substantially greater financial resources. We may be unable to find and secure attractive locations, build name recognition, successfully market our brand or attract new customers. Competitive circumstances and consumer characteristics and preferences in new market segments and new geographical markets may differ substantially from those in the market segments and geographical markets in which we have substantial experience. If we are unable to expand in existing markets or penetrate new markets, our ability to increase our revenues and profitability may be harmed.

Our expansion into new markets may present increased risks.

We plan to open shops in markets where we have little or no operating experience. Shops we open in new markets may take longer to reach expected sales and profit levels on a consistent basis and may have higher construction, occupancy or operating costs than shops we open in existing markets, thereby affecting our overall profitability. New markets may have competitive conditions, consumer tastes and discretionary spending patters that are more difficult to predict or satisfy than our existing markets. We may need to make greater investments than we originally planned in advertising and promotional activity in new markets to build brand awareness. We may find it more difficult in new markets to hire, motivate and keep qualified employees who share our values. We may also incur higher costs from entering new markets if, for example, we assign area managers to manage comparatively fewer shops than we assign in more developed markets. As a result, these new shops may be less successful or may achieve target shop-level profit margins at a slower rate. If we do not successfully execute our plans to enter new markets, our business, financial condition or results of operations could be adversely affected.

New shops, once opened, may not be profitable, and the increases in comparable store sales that we have experienced in the past may not be indicative of future results.

Our results have been, and in the future may continue to be, significantly impacted by the timing of new shop openings (often dictated by factors outside of our control), including associated shop pre-opening costs and operating inefficiencies, as well as changes in our geographic concentration due to the opening of new shops. We typically incur the most significant portion of pre-opening expenses associated with a given shop within the five months immediately preceding and the month of the opening of the shop. Our experience has been that labor and operating costs associated with a newly opened shop for the first several months of operation are materially greater than what can be expected after that time, both in aggregate dollars and as a percentage of revenues. Our new shops commonly take 10 to 13 weeks to reach planned operating levels due to inefficiencies typically associated with new shops, including the training of new personnel, lack of market awareness, inability to hire sufficient qualified staff and other factors. We may incur additional costs in new markets, particularly for transportation, distribution and training of new personnel, which may impact the profitability of those shops. Accordingly, the volume and timing of new shop openings may have a meaningful impact on our profitability.

Although we target specified operating and financial metrics, new shops may not meet these targets or may take longer than anticipated to do so. Any new shops we open may not be profitable or achieve operating results similar to those of our existing shops. For example, in 2011, 2012 and the 26 weeks ended June 30, 2013, we closed five shops, one shop and one shop, respectively, due to under-performance or lease expirations. If our new shops do not perform as planned, our business and future prospects could be harmed. In addition, if we are unable to achieve our expected comparable store sales, our business, financial condition or results of operations could be adversely affected.

Our sales and profit growth could be adversely affected if comparable store sales are less than we expect.

The level of comparable store sales, which represent the change in year-over-year sales for company-operated shops open for 15 months or longer, will affect our sales growth and will continue to be a critical factor affecting profit growth. Our ability to increase comparable store sales depends in part on our ability to successfully implement our initiatives to build sales. It is possible such initiatives will not be successful, that we will not achieve our target comparable store sales growth or that the change in comparable store sales could be negative, which may cause a decrease in sales and profit growth that would adversely affect our business, financial condition or results of operations.

Our failure to manage our growth effectively could harm our business and operating results.

Our growth plan includes a significant number of new shops. Our existing management systems, financial and management controls and information systems may not be adequate to support our planned expansion. Our ability to manage our growth effectively will require us to continue to enhance these systems, procedures and controls and to locate, hire, train and retain management and operating personnel. We may not be able to respond on a timely basis to all of the changing demands that our planned expansion will impose on management and on our existing infrastructure, or be able to hire or retain the necessary management and operating personnel, which could harm our business, financial condition or results of operations.

The planned rapid increase in the number of our shops may make our future results unpredictable.

In 2013, we have or plan to open between 32 and 35 company-operated shops and between seven and ten franchisee-operated shops, and we plan to continue to increase the number of our shops in the next several years. This growth strategy and the substantial investment associated with the development of each new shop may cause our operating results to fluctuate and be unpredictable or adversely affect our profits. Our future results depend on various factors, including successful selection of new markets and shop locations, local market acceptance of our shops, consumer recognition of the quality of our food and willingness to pay our prices, the quality of our operations and general economic conditions. In addition, as has happened when other restaurant concepts have tried to expand, we may find that our concept has limited appeal in new markets or we may experience a decline in the popularity of our concept in the markets in which we operate. Newly opened shops or our future markets and shops may not be successful or our average net sandwich shop sales may not increase at historical rates, which could adversely affect our business, financial condition or results of operations.

Opening new shops in existing markets may negatively affect sales at our existing shops.

The consumer target area of our shops varies by location, depending on a number of factors, including population density, other local retail and business attractions, area demographics and geography. As a result, the opening of a new shop in or near markets in which we already have shops could adversely affect the sales of those existing shops. Existing shops could also make it more difficult to build our consumer base for a new shop in the same market. Our business strategy does not entail opening new shops that we believe will materially affect sales at our existing shops, but we may selectively open new shops in and around areas of existing shops that are operating at or near capacity to effectively serve our customers. Sales cannibalization between our shops may become significant in the future as we continue to expand our operations and could affect our sales growth, which could, in turn, adversely affect our business, financial condition or results of operations.

We are subject to risks associated with leasing property subject to long-term non-cancelable leases.

We do not own any real property and all of our company-owned shops are located in leased premises. The leases for our shop locations generally have initial terms of 10 years and typically provide for two renewal options in five-year increments as well as for rent escalations. Generally, our leases are net leases that require us to pay our share of the costs of real estate taxes, utilities, building operating expenses, insurance and other charges in addition to rent. We generally cannot cancel these leases. Additional sites that we lease are likely to be subject to similar long-term non-cancelable leases. If we close a shop, we nonetheless may be obligated to perform our monetary obligations under the applicable lease, including, among other things, payment of the base rent for the balance of the lease term. In addition, as each of our leases expire, we may fail to negotiate renewals, either on commercially acceptable terms or at all, which could cause us to close shops in desirable locations.

Damage to our reputation or lack of acceptance of our brand in existing or new markets could negatively impact our business, financial condition and results of operations.

We believe we have built our reputation on the high quality of our food, service and staff, as well as on our unique culture and the ambience in our shops, and we must protect and grow the value of our brand to continue to be successful in the future. Any incident that erodes consumer affinity for our brand could significantly reduce its value and damage our business. For example, our brand value could suffer and our business could be adversely affected if customers perceive a reduction in the quality of our food, service or staff, or an adverse change in our culture or ambience, or otherwise believe we have failed to deliver a consistently positive experience.

We may be adversely affected by news reports or other negative publicity regardless of their accuracy, regarding food quality issues, public health concerns, illness, safety, injury or government or industry findings concerning our shops, restaurants operated by other foodservice providers, or others across the food industry supply chain. The risks associated with such negative publicity cannot be completely eliminated or mitigated and may materially harm our results of operations and result in damage to our brand.

Also, there has been a marked increase in the use of social media platforms and similar devices, including weblogs (blogs), social media websites and other forms of Internet-based communications which allow individuals access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Many social media platforms immediately publish the content their subscribers and participants can post, often without filters or checks on accuracy of the content posted. The opportunity for dissemination of information, including inaccurate information, is seemingly limitless and readily available. Information concerning our company may be posted on such platforms at any time. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate without affording us an opportunity for redress or correction. Such platforms also could be used for dissemination of trade secret information, compromising valuable company assets. In sum, the dissemination of information online could harm our business, prospects, financial condition and results of operations, regardless of the information’s accuracy.

Our marketing programs may not be successful.

We incur costs and expend other resources in our marketing efforts to attract and retain customers. These initiatives may not be successful, resulting in expenses incurred without the benefit of higher revenues. Additionally, some of our competitors have greater financial resources, which enable them to spend significantly more on marketing and advertising than we are able to. Should our competitors increase spending on marketing and advertising or our marketing funds decrease for any reason, or should our advertising and promotions be less effective than our competitors, there could be a material adverse effect on our results of operations and financial condition.

Our business is subject to seasonal fluctuations.

Historically, customer spending patterns for our established shops are lowest in the first quarter of the year. Our quarterly results have been and will continue to be affected by the timing of new shop openings and their associated pre-opening costs. As a result of these and other factors, our financial results for any quarter may not be indicative of the results that may be achieved for a full fiscal year.

Because many of our shops are concentrated in local or regional areas, we are susceptible to economic and other trends and developments, including adverse weather conditions, in these areas.

Our financial performance is highly dependent on shops located in Illinois, Texas, Washington, D.C., Michigan, Minnesota and Ohio, which comprised approximately 69% of our total domestic shops as of June 30, 2013. Shops located in the Chicago metropolitan area comprised approximately 27% of our total domestic shops as of such date. As a result, adverse economic conditions in any of these areas could have a material adverse effect on our overall results of operations. In recent years, certain of these states have been more negatively impacted by the economic crisis than other geographic areas. In addition, given our geographic concentrations, negative publicity regarding any of our shops in these areas could have a material adverse effect on our business and operations, as could other regional occurrences such as local strikes, terrorist attacks, increases in energy prices, or natural or man-made disasters.

In particular, adverse weather conditions, such as regional winter storms, floods, severe thunderstorms and hurricanes, could negatively impact our results of operations. For example, we experienced substantial temporary shop closures in the Chicago metropolitan area following a severe blizzard in February 2011. More recently, we have experienced temporary shop closures on the east coast due to Hurricane Sandy. Thirty-nine shops were closed for at least one day and three shops remained closed for a period of approximately three to five months. A total of 269 and 377 full shop operating days were lost by December 30, 2012 and June 30, 2013, respectively. Temporary or prolonged shop closures may occur and customer traffic may decline due to the actual or perceived effects of future weather related events.

Legislation and regulations requiring the display and provision of nutritional information for our menu offerings, and new information or attitudes regarding diet and health or adverse opinions about the health effects of consuming our menu offerings, could affect consumer preferences and negatively impact our results of operations.

Government regulation and consumer eating habits may impact our business as a result of changes in attitudes regarding diet and health or new information regarding the health effects of consuming our menu offerings. These changes have resulted in, and may continue to result in, the enactment of laws and regulations that impact the ingredients and nutritional content of our menu offerings, or laws and regulations requiring us to disclose the nutritional content of our food offerings.

For example, a number of states, counties and cities have enacted menu labeling laws requiring multi-unit restaurant operators to disclose certain nutritional information to customers, or have enacted legislation restricting the use of certain types of ingredients in restaurants. Furthermore, the Patient Protection and Affordable Care Act of 2010 (the “PPACA”) establishes a uniform, federal requirement for certain restaurants to post certain nutritional information on their menus. Specifically, the PPACA amended the Federal Food, Drug and Cosmetic Act to require chain restaurants with 20 or more locations operating under the same name and offering substantially the same menus to publish the total number of calories of standard menu items on menus and menu boards, along with a statement that puts this calorie information in the context of a total daily calorie intake. The PPACA also requires covered restaurants to provide to consumers, upon request, a written summary of detailed nutritional information for each standard menu item, and to provide a statement on menus and menu boards about the availability of this information. The PPACA further permits the United States Food and Drug Administration (the “FDA”) to require covered restaurants to make additional nutrient disclosures, such as disclosure of trans-fat content. An unfavorable report on, or reaction to, our menu ingredients, the size of our portions or the nutritional content of our menu items could negatively influence the demand for our offerings.

Compliance with current and future laws and regulations regarding the ingredients and nutritional content of our menu items may be costly and time-consuming. Additionally, if consumer health regulations or consumer eating habits change significantly, we may be required to modify or discontinue certain menu items, and we may experience higher costs associated with the implementation of those changes. Additionally, some government authorities are increasing regulations regarding trans-fats and sodium, which may require us to limit or eliminate trans-fats and sodium from our menu offerings, switch to higher cost ingredients or may hinder our ability to operate in certain markets. If we fail to comply with these laws or regulations, our business could experience a material adverse effect.

We cannot make any assurances regarding our ability to effectively respond to changes in consumer health perceptions or our ability to successfully implement the nutrient content disclosure requirements and to adapt our menu offerings to trends in eating habits. The imposition of menu-labeling laws could have an adverse effect on our results of operations and financial position, as well as the restaurant industry in general.

We are subject to many federal, state and local laws with which compliance is both costly and complex.

The restaurant industry is subject to extensive federal, state and local laws and regulations, including the recently enacted comprehensive health care reform legislation and those relating to building and zoning requirements and those relating to the preparation and sale of food. The development and operation of restaurants depend to a significant extent on the selection and acquisition of suitable sites, which are subject to zoning, land use, environmental, traffic and other regulations and requirements. We are also subject to licensing and regulation by state and local authorities relating to health, sanitation, safety and fire standards.

We are subject to federal and state laws governing our relationships with employees (including the Fair Labor Standards Act of 1938, the Immigration Reform and Control Act of 1986 and applicable requirements concerning the minimum wage, overtime, family leave, working conditions, safety standards, immigration status, unemployment tax rates, workers’ compensation rates and state and local payroll taxes) and federal and state laws which prohibit discrimination. As significant numbers of our associates are paid at rates related to the applicable minimum wage, further increases in the minimum wage or other changes in these laws could increase our labor costs. Our ability to respond to minimum wage increases by increasing menu prices will depend on the responses of our competitors and customers.

In March 2010, the United States federal government enacted comprehensive health care reform legislation which, among other things, includes guaranteed coverage requirements, eliminates pre-existing condition exclusions and annual and lifetime maximum limits, restricts the extent to which policies can be rescinded and imposes new and significant taxes on health insurers and health care benefits. The legislation imposes implementation effective dates that began in 2010 and extend through 2020, and many of the changes require additional guidance from government agencies or federal regulations. To date, we have not experienced material costs related to such legislation. However, due to the phased-in nature of the implementation and the lack of interpretive guidance, it is difficult to determine at this time what impact the health care reform legislation will have on our financial results. Possible adverse effects could include increased costs, exposure to expanded liability and requirements for us to revise the ways in which we provide healthcare and other benefits to our employees.

There is also a potential for increased regulation of certain food establishments in the United States, where compliance with a Hazard Analysis and Critical Control Points (“HACCP”) approach may now be required. HACCP refers to a management system in which food safety is addressed through the analysis and control of potential hazards from production, procurement and handling, to manufacturing, distribution and consumption of the finished product. Many states have required restaurants to develop and implement HACCP Systems, and the United States government continues to expand the sectors of the food industry that must adopt and implement HACCP programs. For example, the Food Safety Modernization Act (the “FSMA”), signed into law in January 2011, granted the FDA new authority regarding the safety of the entire food system, including through increased inspections and mandatory food recalls. Although restaurants are specifically exempted from or not directly implicated by some of these new requirements, we anticipate that the new requirements may impact our industry. Additionally, our suppliers may initiate or otherwise be subject to food recalls that may impact the availability of certain products, result in adverse publicity or require us to take actions that could be costly for us or otherwise impact our business.

We are subject to the Americans with Disabilities Act (the “ADA”), which, among other things, requires our shops to meet federally mandated requirements for the disabled. The ADA prohibits discrimination in employment and public accommodations on the basis of disability. Under the ADA, we could be required to expend funds to modify our shops to provide service to, or make reasonable accommodations for the employment of, disabled persons. In addition, our employment practices are subject to the requirements of the Immigration and Naturalization Service relating to citizenship and residency. Government regulations could affect and change the items we procure for resale such as commodities.

In addition, our franchising activities are subject to laws enacted by a number of states, rules and regulations promulgated by the U.S. Federal Trade Commission and certain rules and requirements regulating franchising activities in foreign countries. Failure to comply with new or existing franchise laws, rules and regulations in any jurisdiction or to obtain required government approvals could negatively affect our franchise sales and our relationships with our franchisees.

The impact of current laws and regulations, the effect of future changes in laws or regulations that impose additional requirements and the consequences of litigation relating to current or future laws and regulations, or our inability to respond effectively to significant regulatory or public policy issues, could increase our compliance and other costs of doing business and, therefore, have an adverse effect on our results of operations. Failure to comply with the laws and regulatory requirements of federal, state and local authorities could result in, among other things, revocation of required licenses, administrative enforcement actions, fines and civil and criminal liability. In addition, certain laws, including the ADA, could require us to expend significant funds to make modifications to our shops if we failed to comply with applicable standards. Compliance with all of these laws and regulations can be costly and can increase our exposure to litigation or governmental investigations or proceedings.

Food safety and food-borne illness concerns may have an adverse effect on our business by reducing demand and increasing costs.

Food safety is a top priority, and we dedicate substantial resources to help ensure that our customers enjoy safe, quality food products. However, food-borne illnesses and food safety issues have occurred in the food industry in the past, and could occur in the future. Any report or publicity linking us to instances of food-borne illness or other food safety issues, including food tampering or contamination, could adversely affect our brands and reputation as well as our revenues and profits. In addition, instances of food-borne illness, food tampering or food contamination occurring solely at restaurants of our competitors could result in negative publicity about the food service industry generally and adversely impact our sales.

Furthermore, our reliance on third-party food suppliers and distributors increases the risk that food-borne illness incidents could be caused by factors outside of our control and that multiple locations would be affected rather than a single shop. We cannot assure that all food items are properly maintained during transport throughout the supply chain and that our employees will identify all products that may be spoiled and should not be used in our shops. If our customers become ill from food-borne illnesses, we could be forced to temporarily close some shops. Furthermore, any instances of food contamination, whether or not at our shops, could subject us or our suppliers to a food recall pursuant to the recently enacted the Food and Drug Administration Food Safety Modernization Act.

Shortages or interruptions in the supply or delivery of fresh food products could adversely affect our operating results.

We are dependent on frequent deliveries of fresh food products that meet our specifications. Shortages or interruptions in the supply of fresh food products caused by problems in production or distribution, inclement weather, unanticipated demand or other conditions could adversely affect the availability, quality and cost of ingredients, which would adversely affect our operating results.

We have a limited number of suppliers for our major products and rely on one custom distribution company for the majority of our national distribution program in the U.S. If our suppliers or distributors are unable to fulfill their obligations under their contracts, we could encounter supply shortages and incur higher costs.

We have a limited number of suppliers for our major products, such as bread. In 2012, we purchased all of our bread from one supplier, Campagna-Turano Bakery, Inc., and more than 95% of our meat products from nine suppliers. In addition, we contract with Distribution Market Advantage, Inc., or DMA, a cooperative of multiple food distributors located throughout the nation to provide the majority of our food distribution services in the U.S. Although we believe that alternative supply and distribution sources are available, there can be no assurance that we will be able to identify or negotiate with such sources on terms that are commercially reasonable to us. If our suppliers or distributors are unable to fulfill their obligations under their contracts or we are unable to identify alternative sources, we could encounter supply shortages and incur higher costs. See “Business—Sourcing and Supply Chain.”

Failure to obtain and maintain required licenses and permits or to comply with food control regulations could lead to the loss of our food service licenses and, thereby, harm our business.

Restaurants are required under various federal, state and local government regulations to obtain and maintain licenses, permits and approvals to operate their businesses and such regulations are subject to change from time to time. The failure to obtain and maintain these licenses, permits and approvals could adversely affect our operating results. Typically, licenses must be renewed annually and may be revoked, suspended or denied renewal for cause at any time if governmental authorities determine that our conduct violates applicable regulations. Difficulties or failure to maintain or obtain the required licenses and approvals could adversely affect our existing shops and delay or result in our decision to cancel the opening of new shops, which would adversely affect our business.

Information technology system failures or breaches of our network security could interrupt our operations and adversely affect our business.

We rely on our computer systems and network infrastructure across our operations, including point-of-sale processing at our shops. Our operations depend upon our ability to protect our computer equipment and systems against damage from physical theft, fire, power loss, telecommunications failure or other catastrophic events, as well as from internal and external security breaches, viruses and other disruptive problems. Any damage or failure of our computer systems or network infrastructure that causes an interruption in our operations could have a material adverse effect on our business and subject us to litigation or actions by regulatory authorities.

Security breaches of confidential customer information in connection with our electronic processing of credit and debit card transactions may adversely affect our business.

The majority of our sales are by credit or debit cards. Other restaurants and retailers have experienced security breaches in which credit and debit card information of their customers has been stolen. We may in the future become subject to lawsuits or other proceedings for purportedly fraudulent transactions arising out of the actual or alleged theft of our customers’ credit or debit card information. Any such claim or proceeding, or any adverse publicity resulting from these allegations, may have a material adverse effect on our business.

Changes to estimates related to our property, fixtures and equipment or operating results that are lower than our current estimates at certain shop locations may cause us to incur impairment charges on certain long-lived assets, which may adversely affect our results of operations.

In accordance with accounting guidance as it relates to the impairment of long-lived assets, we make certain estimates and projections with regard to individual shop operations, as well as our overall performance, in connection with our impairment analyses for long-lived assets. When impairment triggers are deemed to exist for any location, the estimated undiscounted future cash flows are compared to its carrying value. If the carrying value exceeds the undiscounted cash flows, an impairment charge equal to the difference between the carrying value and the sum of the discounted cash flows is recorded. The projections of future cash flows used in these analyses require the use of judgment and a number of estimates and projections of future operating results. If actual results differ from our estimates, additional charges for asset impairments may be required in the future. We have experienced significant impairment charges in past years. If future impairment charges are significant, our reported operating results would be adversely affected.

We may not be able to adequately protect our intellectual property, which, in turn, could harm the value of our brands and adversely affect our business.

Our ability to implement our business plan successfully depends in part on our ability to further build brand recognition using our trademarks, service marks and other proprietary intellectual property, including our name and logos and the unique ambiance of our shops. We have registered or applied to register a number of our trademarks. We cannot assure you that our trademark applications will be approved. Third parties may also oppose our trademark applications, or otherwise challenge our use of the trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand our goods and services, which could result in loss of brand recognition, and could require us to devote resources to advertising and marketing new brands.

If our efforts to register, maintain and protect our intellectual property are inadequate, or if any third party misappropriates, dilutes or infringes on our intellectual property, the value of our brands may be harmed, which could have a material adverse effect on our business and might prevent our brands from achieving or maintaining market acceptance. We may also face the risk of claims that we have infringed third parties’ intellectual property rights. If third parties claim that we infringe upon their intellectual property rights, our operating profits could be adversely affected. Any claims of intellectual property infringement, even those without merit, could be expensive and time consuming to defend, require us to rebrand our services, if feasible, divert management’s attention and resources or require us to enter into royalty or licensing agreements in order to obtain the right to use a third party’s intellectual property.

Restaurant companies have been the target of class action lawsuits and other proceedings alleging, among other things, violations of federal and state workplace and employment laws. Proceedings of this nature are costly, divert management attention and, if successful, could result in our payment of substantial damages or settlement costs.

Our business is subject to the risk of litigation by employees, consumers, suppliers, stockholders or others through private actions, class actions, administrative proceedings, regulatory actions or other litigation. The outcome of litigation, particularly class action and regulatory actions, is difficult to assess or quantify. In recent years, restaurant companies have been subject to lawsuits, including class action lawsuits, alleging violations of federal and state laws regarding workplace and employment matters, discrimination and similar matters. A number of these lawsuits have resulted in the payment of substantial damages by the defendants. Similar lawsuits have been instituted from time to time alleging violations of various federal and state wage and hour laws regarding, among other things, employee meal deductions, overtime eligibility of assistant managers and failure to pay for all hours worked. While we have not been a party to any of these types of lawsuits in the past, there can be no assurance that we will not be named in any such lawsuit in the future or that we would not be required to pay substantial expenses and/or damages.

Occasionally, our customers file complaints or lawsuits against us alleging that we are responsible for some illness or injury they suffered at or after a visit to one of our shops, including actions seeking damages resulting from food-borne illness or accidents in our shops. We are also subject to a variety of other claims from third parties arising in the ordinary course of our business, including contract claims. The restaurant industry has also been subject to a growing number of claims that the menus and actions of restaurant chains have led to the obesity of certain of their customers. We may also be subject to lawsuits from our employees, the U.S. Equal Employment Opportunity Commission or others alleging violations of federal and state laws regarding workplace and employment matters, discrimination and similar matters.

Regardless of whether any claims against us are valid or whether we are liable, claims may be expensive to defend and may divert time and money away from our operations. In addition, they may generate negative publicity, which could reduce customer traffic and sales. Although we maintain what we believe to be adequate levels of insurance, insurance may not be available at all or in sufficient amounts to cover any liabilities with respect to these or other matters. A judgment or other liability in excess of our insurance coverage for any claims or any adverse publicity resulting from claims could adversely affect our business and results of operations.

Our insurance may not provide adequate levels of coverage against claims.

We believe that we maintain insurance customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure. Such losses could have a material adverse effect on our business and results of operations.

Unionization activities or labor disputes may disrupt our operations and affect our profitability.

Although none of our employees are currently covered under collective bargaining agreements, our employees may elect to be represented by labor unions in the future. If a significant number of our employees were to become unionized and collective bargaining agreement terms were significantly different from our current compensation arrangements, it could adversely affect our business, financial condition or results of operations. In addition, a labor dispute involving some or all of our employees may harm our reputation, disrupt our operations and reduce our revenues, and resolution of disputes may increase our costs.

As an employer, we may be subject to various employment-related claims, such as individual or class actions or government enforcement actions relating to alleged employment discrimination, employee classification and related withholding, wage-hour, labor standards or healthcare and benefit issues. Such actions, if brought against us and successful in whole or in part, may affect our ability to compete or could adversely affect our business, financial condition or results of operations.

We have limited control with respect to the operations of our franchisees which could have a negative impact on our business.

Our franchisees are obligated to operate their shops according to the specific guidelines we set forth. We provide training opportunities to these franchisees to integrate them into our operating strategy. However, since we do not have control over these shops, we cannot give assurance that there will not be differences in product quality, operations, marketing or profitably or that there will be adherence to all of our guidelines at these shops. The failure of these shops to operate effectively could adversely affect our cash flows from those operations or have a negative impact on our reputation or our business.

In addition, franchisees may not have access to the financial or management resources that they need to open the shops contemplated by their agreements with us, or be able to find suitable sites on which to develop them, or they may elect to cease development for other reasons. Franchisees may not be able to negotiate acceptable lease or purchase terms for the sites, obtain the necessary permits and governmental approvals or meet construction schedules. Any of these problems could slow our growth from franchise operations and reduce our franchise revenues. Additionally, financing from banks and other financial institutions may not always be available to franchisees to construct and open new shops. The lack of adequate financing could adversely affect the number and rate of new shop openings by our franchisees and adversely affect our future franchise revenues.

Risks Related to this Offering and Our Common Stock

Our stock price could be extremely volatile and, as a result, you may not be able to resell your shares at or above the price you paid for them.

Volatility in the market price of our common stock may prevent you from being able to sell your shares at or above the price you paid for your shares. The stock market in general has been highly volatile, and this may be especially true for our common stock given our growth strategy and stage of development. As a result, the market price of our common stock is likely to be similarly volatile. You may experience a decrease, which could be substantial, in the value of your stock, including decreases unrelated to our operating performance or prospects, and could lose part or all of your investment. The price of our common stock could be subject to wide fluctuations in response to a number of factors, including those described elsewhere in this prospectus and others such as:

•	actual or anticipated fluctuations in our quarterly or annual operating results and the performance of our competitors;

•	publication of research reports by securities analysts about us, our competitors or our industry;

•	our failure or the failure of our competitors to meet analysts’ projections or guidance that we or our competitors may give to the market;

•	additions and departures of key personnel;

•	sales, or anticipated sales, of large blocks of our stock or of shares held by our stockholders, directors or executive officers;

•	strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;

•	the passage of legislation or other regulatory developments affecting us or our industry;

•	speculation in the press or investment community, whether or not correct, involving us, our suppliers or our competitors;

•	changes in accounting principles;

•	litigation and governmental investigations;

•	terrorist acts, acts of war or periods of widespread civil unrest;

•	a food-borne illness outbreak;

•	natural disasters and other calamities; and

•	changes in general market and economic conditions.

As we operate in a single industry, we are especially vulnerable to these factors to the extent that they affect our industry or our products. In the past, securities class action litigation has often been initiated against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs and divert our management’s attention and resources, and could also require us to make substantial payments to satisfy judgments or to settle litigation.

There is no existing market for our common stock, and we do not know if one will develop to provide you with adequate liquidity.

Prior to this offering, there has not been a public market for our common stock. An active market for our common stock may not develop following the completion of this offering, or if it does develop, may not be maintained. If an active trading market does not develop, you may have difficulty selling any of our common stock that you buy. The initial public offering price for the shares of our common stock will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell shares of our common stock at prices equal to or greater than the price you paid in this offering.

There may be sales of a substantial amount of our common stock after this offering by our current stockholders, and these sales could cause the price of our common stock to fall.

After this offering, there will be 28,006,541 shares of common stock outstanding (29,131,541 if the underwriters exercise their option to purchase additional shares from us in full). Of our issued and outstanding shares, all the common stock sold in this offering will be freely transferable, except for any shares held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act of 1933, as amended. Following completion of this offering, 73.7% of our outstanding common stock will be held by our pre-IPO stockholders, including our directors, members of our management and employees (or 70.9% if the underwriters exercise their option to purchase additional shares from us and the selling stockholders in full).

Each of our continuing directors and our executive officers and substantially all of our stockholders have entered into a lock-up agreement with the representatives of the underwriters which regulates their sales of our common stock for a period of 180 days after the date of this prospectus, subject to certain exceptions. See “Underwriting.”

Sales of substantial amounts of our common stock in the public market after this offering, or the perception that such sales will occur, could adversely affect the market price of our common stock and make it difficult for us to raise funds through securities offerings in the future. Of the shares to be outstanding after the offering, the shares offered by this prospectus will be eligible for immediate sale in the public market without restriction by persons other than our affiliates. Our remaining outstanding shares will become available for resale in the public market as shown in the chart below (less any shares sold as a result of the exercise of the underwriters’ option to purchase additional shares), subject to the provisions of Rule 144 and Rule 701.

Number of Shares	Date Available for Resale
0	On the date of this offering ( , 2013)
20,631,941	180 days after this offering ( , 2014), subject to certain exceptions

Beginning 180 days after this offering, subject to certain exceptions, holders of shares of our common stock may require us to register their shares for resale under the federal securities laws, and holders of additional shares of our common stock would be entitled to have their shares included in any such registration statement, all subject to reduction upon the request of the underwriter of the offering, if any. See “Related Party Transactions—Arrangements with Our Investors.” Registration of those shares would allow the holders to immediately resell their shares in the public market. Any such sales or anticipation thereof could cause the market price of our common stock to decline.

In addition, after this offering, we intend to register shares of common stock that are reserved for issuance under our stock incentive plans. See “Executive and Director Compensation—Equity Incentive Plans.”

Provisions in our certificate of incorporation and by-laws and Delaware law may discourage, delay or prevent a change of control of our company or changes in our management and, therefore, may depress the trading price of our stock.

Our certificate of incorporation and by-laws include certain provisions that could have the effect of discouraging, delaying or preventing a change of control of our company or changes in our management, including, among other things:

•

our board initially will be classified into three classes of directors with only one class subject to election each year, with the classified board being phased out by our fifth annual meeting of stockholders following the completion of this offering;

•	restrictions on the ability of our stockholders to fill a vacancy on the board of directors;

•

our ability to issue preferred stock with terms that the board of directors may determine, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

•	the inability of our stockholders to call a special meeting of stockholders;

•

our directors may only be removed from the board of directors for cause by the affirmative vote of the holders of at least 66-2/3% of the voting power of outstanding shares of our capital stock entitled to vote generally in the election of directors;

•	the absence of cumulative voting in the election of directors, which may limit the ability of minority stockholders to elect directors;

•

advance notice requirements for stockholder proposals and nominations, which may discourage or deter a potential acquirer from soliciting proxies to elect a particular slate of directors or otherwise attempting to obtain control of us; and

•

our by-laws may only be amended by the affirmative vote of the holders of at least 66-2/3% of the voting power of outstanding shares of our capital stock entitled to vote generally in the election of directors or by our board of directors.

Section 203 of the Delaware General Corporation Law may affect the ability of an “interested stockholder” to engage in certain business combinations, including mergers, consolidations or acquisitions of additional shares, for a period of three years following the time that the stockholder becomes an “interested stockholder.” An “interested stockholder” is defined to include persons owning directly or indirectly 15% or more of the outstanding voting stock of a corporation.

We will incur increased costs and obligations as a result of being a public company.

As a privately held company, we were not required to comply with certain corporate governance and financial reporting practices and policies required of a publicly-traded company. As a publicly-traded company, we will incur significant legal, accounting and other expenses that we were not required to incur in the recent past, particularly after we are no longer an “emerging growth company” as defined under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. In addition, new and changing laws, regulations and standards relating to corporate governance and public disclosure, including the Dodd-Frank Wall Street Reform and Consumer Protection Act and the rules and regulations promulgated and to be promulgated thereunder, as well as under the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”), and the rules and regulations of the Securities and Exchange Commission and the Nasdaq Stock Market, have created uncertainty for public companies and will increase our costs and the time that our board of directors and management must devote to complying with these rules and regulations. Furthermore, the need to establish the corporate infrastructure demanded of a public company may divert management’s attention from implementing our growth strategy, which could prevent us from improving our business, results of operations and financial condition.

We are an “emerging growth company,” and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and, for as long as we continue to be an “emerging growth company,” we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies,” including, but not limited to, not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We may choose to take advantage of some but not all of these reduced burdens until we are no longer an “emerging growth company.” We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.0 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior June 30th, or (2) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period. We cannot predict if investors will find our common stock less attractive if we choose to rely on these exemptions. If some investors find our common stock less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our common stock and our stock price may be more volatile.

Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards, and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

If you purchase shares in this offering, you will suffer immediate and substantial dilution.

If you purchase shares of our common stock in this offering, you will incur immediate and substantial dilution in the book value of your stock, because the price that you pay will be substantially greater than the net tangible book value per share of the shares you acquire. The pro forma as adjusted net tangible book value per share, calculated as of June 30, 2013 and after giving effect to the offering at an estimated initial public offering price of $10.00 (the midpoint of the price range set forth on the cover page of this prospectus), is $2.91, resulting in dilution of your shares of $7.09 per share.

You will experience additional dilution upon the exercise of options and warrants to purchase our common stock, including those options currently outstanding and possibly those granted in the future, and the issuance of restricted stock or other equity awards under our stock incentive plans. To the extent we raise additional capital by issuing equity securities, our stockholders may experience substantial additional dilution. See “Dilution.”

If securities analysts or industry analysts downgrade our stock, publish negative research or reports, or do not publish reports about our business, our stock price and trading volume could decline.

We expect that the trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us, our business and our industry. If one or more analysts adversely change their recommendation regarding our stock or our competitors’ stock, our stock price would likely decline. If one or more analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Because we have no plans to pay regular cash dividends on our common stock for the foreseeable future, you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it.

We may retain future earnings, if any, for future operations, expansion and debt repayment and, except for the previously-declared cash dividend payable on shares of our common and preferred stock outstanding on the day immediately prior to the closing date of this offering, have no current plans to pay any cash dividends for the foreseeable future. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that our board of directors may deem relevant. In addition, our ability to pay dividends may be limited by covenants of any existing and future outstanding indebtedness we or our subsidiaries incur, including our credit facility. As a result, you may not receive any return on an investment in our common stock unless you sell our common stock for a price greater than that which you paid for it. See “Dividend Policy” and “Description of Credit Facility.”

Our ability to raise capital in the future may be limited, which could make us unable to fund our capital requirements.

Our business and operations may consume resources faster than we anticipate. In the future, we may need to raise additional funds through the issuance of new equity securities, debt or a combination of both. Additional financing may not be available on favorable terms or at all. If adequate funds are not available on acceptable terms, we may be unable to fund our capital requirements. If we issue new debt securities, the debt holders would have rights senior to common stockholders to make claims on our assets, and the terms of any debt could restrict our operations, including our ability to pay dividends on our common stock. If we issue additional equity securities, existing stockholders may experience dilution, and the new equity securities could have rights senior to those of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, our stockholders bear the risk of our future securities offerings reducing the market price of our common stock and diluting their interest.

Our principal stockholders and their affiliates own a substantial portion of our outstanding equity, and their interests may not always coincide with the interests of other holders.

As of June 30, 2013, beneficial owners of 5.0% or more of our outstanding shares owned in the aggregate shares representing approximately 82% of our outstanding voting power, assuming the conversion of all outstanding shares of all series of our preferred stock into, and the exercise of all outstanding Series F warrants for, shares of our common stock. Persons associated with certain of these stockholders currently serve and, following the offering, will continue to serve on our board of directors. In particular, after the offering Maveron Equity Partners 2000, L.P., Maveron Equity Partners III, L.P. and their affiliated funds (the “Maveron Entities”) will beneficially own, in the aggregate, shares representing approximately 20.7% of our outstanding voting power. If the underwriters exercise their over-allotment option in full, after this offering the Maveron Entities will beneficially own, in the aggregate, shares representing approximately 20.0% of our outstanding voting power. As a result, the Maveron Entities, together with certain other stockholders, could potentially have significant influence over all matters presented to our stockholders for approval, including election and removal of our directors and change in control transactions. The interests of such stockholders may not always coincide with the interests of the other holders of our common stock.

A majority of the proceeds we receive in this offering will be paid to related parties and our management will have broad discretion over the use of the remaining proceeds and might not apply those proceeds in ways that increase the value of your investment.

We intend to use approximately $49.9 million of the net proceeds we receive in this offering to pay a dividend to the holders of our capital stock outstanding on the day immediately prior to the closing date of this offering, leaving us with net proceeds of approximately $17.2 million. Our executive officers, directors, beneficial owners of 5.0% or more of our outstanding shares of capital stock, and affiliated entities, will receive approximately $43.0 million, or 86.2%, of such dividend amount. As a result, a majority of the net proceeds we receive in the offering will not be available to us to use to grow our business or for other uses beneficial to the company. Our management will have broad discretion to use the remaining net proceeds from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes statements that express our opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results and therefore are, or may be deemed to be, “forward-looking statements.” These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “strives,” “goal,” “seeks,” “projects,” “intends,” “forecasts,” “plans,” “may,” “will” or “should” or, in each case, their negative or other variations or comparable terminology. They appear in a number of places throughout this prospectus and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We believe that these risks and uncertainties include, but are not limited to, those described in the “Risk Factors” section of this prospectus, which include, but are not limited to, the following:

•	competition in the restaurant industry, which is highly competitive and includes many larger, more well-established companies;

•

changes in economic conditions, including continuing effects from the recent recession, the effects of consumer confidence and discretionary spending; the future cost and availability of credit; and the liquidity or operations of our suppliers and other service providers;

•

fluctuation in price and availability of commodities, including but not limited to items such as beef, poultry, grains, dairy and produce and energy supplies, where prices could increase or decrease more than we expect;

•

our ability to identify and secure new locations and expand our operations (which is dependent upon various factors such as the availability of attractive sites for new shops), negotiate suitable lease terms, obtain all required governmental permits including zoning approvals on a timely basis, control construction and development costs and obtain capital to fund such costs, and recruit, train and retain qualified operating personnel;

•

changes in consumer tastes and lack of acceptance or awareness of our brand in existing or new markets; damage to our reputation caused by, for example, any perceived reduction in the quality of our food, service or staff or an adverse change in our culture, concerns regarding food safety and food-borne illness or adverse opinions about the health effects of our menu offerings;

•

local, regional, national and international economic and political conditions; the seasonality of our business; demographic trends; traffic patterns and our ability to effectively respond in a timely manner to changes in traffic patterns; the cost of advertising and media; inflation or deflation; unemployment rates; interest rates; and increases in various costs, such as real estate and insurance costs;

•	adverse weather conditions, local strikes, natural disasters and other disasters, especially in local or regional areas in which our shops are concentrated;

•

litigation or legal complaints alleging, among other things, illness, injury or violations of federal and state workplace and employment laws and our ability to obtain and maintain required licenses and permits;

•	government actions and policies; tax and other legislation; regulation of the restaurant industry; and accounting standards or pronouncements;

•	our reliance on a limited number of suppliers for our major products and on one distribution company for the majority of our national distribution program;

•	security breaches of confidential customer information in connection with our electronic processing of credit and debit card transactions or the failure of our information technology system;

•	our ability to adequately protect our intellectual property; and

•	other factors discussed under the headings “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.”

Although we base these forward-looking statements on assumptions that we believe are reasonable when made, we caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and industry developments may differ materially from statements made in or suggested by the forward-looking statements contained in this prospectus. In addition, even if our results of operations, financial condition and liquidity, and industry developments are consistent with the forward-looking statements contained in this prospectus, those results or developments may not be indicative of results or developments in subsequent periods.

In light of these risks and uncertainties, we caution you not to place undue reliance on these forward-looking statements. Any forward-looking statement that we make in this prospectus speaks only as of the date of such statement, and we undertake no obligation to update any forward-looking statement or to publicly announce the results of any revision to any of those statements to reflect future events or developments. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless specifically expressed as such, and should only be viewed as historical data.

USE OF PROCEEDS

We estimate that the net proceeds we will receive from the sale of 7,362,166 shares of our common stock in this offering, after deducting underwriter discounts and commissions and estimated expenses payable by us, will be approximately $67.0 million (approximately $77.5 million if the underwriters exercise their option to purchase 1,125,000 additional shares in full). This estimate assumes an initial public offering price of $10.00 per share, the midpoint of the price range set forth on the cover page of this prospectus.

A $1.00 increase (decrease) in the assumed initial public offering price of $10.00 per share would increase (decrease) the net proceeds to us from this offering by $6.8 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

We intend to use the net proceeds from the sale of common stock by us in this offering:

(i)	to pay a previously-declared cash dividend of approximately $49.9 million on shares of our common and preferred stock outstanding on the day immediately prior to the closing date of this offering. Our executive officers, directors, beneficial owners of 5.0% or more of our outstanding shares of capital stock, and affiliated entities, will receive approximately $43.0 million, or 86.2%, of such dividend amount;

(ii)	to repay borrowings under our credit facility, which expires in September 2017. As of June 30, 2013, we had $14.0 million outstanding under the credit facility with a weighted average interest rate of 1.35%; and

(iii)	for working capital and general corporate purposes, such as to continue to maintain our existing shops and to support our growth, primarily through opening new shops.

Pending such use, we may also invest the net proceeds in short- and intermediate-term interest-bearing obligations.

We will not receive any proceeds from the sale of shares of common stock by the selling stockholders. See “Principal and Selling Stockholders.”

DIVIDEND POLICY

Our board of directors declared a cash dividend in an aggregate amount of approximately $49.9 million, which is payable on shares of our common and preferred stock outstanding on the day immediately prior to the closing date of this offering and will be paid out of a portion of the net proceeds of the offering. The dividend will not be paid on any shares purchased in this offering.

Other than the dividend described above, we do not currently intend to pay cash dividends on our common stock and do not anticipate paying any dividends on our common stock in the foreseeable future. Any future determinations relating to our dividend policies will be made at the discretion of our board of directors and will depend on conditions then existing, including our financial condition, results of operations, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant. In addition, our ability to pay dividends on our common stock is limited under the terms of our credit facility. See “Description of Credit Facility.”

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of June 30, 2013:

•	on an actual basis;

•

on a pro forma basis to give effect to the conversion of all outstanding shares of all series of our preferred stock into, and the exercise of all outstanding Series F warrants for, common stock immediately prior to this offering and our board of directors’ declaration of a cash dividend to holders of our common and preferred shares to be paid from the net proceeds of the initial public offering; and

•

on a pro forma as adjusted basis to give effect to the transactions described in the bullet immediately above and (1) the sale of 7,362,166 shares of common stock in this offering by us at the estimated initial public offering price of $10.00 per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions and estimated expenses payable by us and (2) the application of the net proceeds of this offering as described under “Use of Proceeds,” including the payment of the previously-declared cash dividend on shares of our common and preferred stock outstanding on the day immediately prior to the closing date of this offering, as if the events had occurred on June 30, 2013.

This table should be read in conjunction with “Use of Proceeds,” “Selected Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	As of June 30, 2013
	Actual	Pro Forma (1)	Pro Forma As Adjusted (1)
	(in thousands)
Cash and cash equivalents(2)	$21,746	$21,747	$24,902

Long-term debt, including current portion:
Credit facility	$14,000	$14,000	$—
Note payable	1,132	1,132	1,132

Total long-term debt	15,132	15,132	1,132

Redeemable convertible preferred stock, $0.01 par value—17,183,632 shares authorized and 16,086,375 shares issued and outstanding on an actual basis; 17,183,632 shares authorized and no shares issued and outstanding on a pro forma basis; and 10,000,000 shares authorized and no shares issued and outstanding on a pro forma as adjusted basis	260,644	—	—

Equity (deficit):
Common stock, $0.01 par value—35,500,000 shares authorized and 4,248,360 issued and outstanding on an actual basis; 35,500,000 shares authorized and 20,631,941 shares issued and outstanding on a pro forma basis; and 200,000,000 shares authorized and 28,006,541 shares issued and outstanding on a pro forma as adjusted basis	42	206	280
Warrants	1,474	908	908
Additional paid-in-capital	—	211,194	276,709
Accumulated deficit	(176,822)	(176,822)	(176,820)

Total stockholders’ equity (deficit)	(175,306)	35,486	101,077
Non-controlling interests	211	211	211

Total equity (deficit)	(175,095)	35,697	101,288

Total capitalization	$100,681	$50,829	$102,420

(1)	Assumes the effect of our board of directors’ declaration of a cash dividend to holders of our common and preferred shares to be paid from the net proceeds of the initial public offering and conversion of all outstanding shares of all series of our preferred stock into, and the exercise of all outstanding Series F warrants for, an aggregate of 16,383,581 shares of common stock immediately prior to the completion of this offering, and excludes, as of August 26, 2013, outstanding options to purchase 4,748,737 shares of our common stock at a weighted average exercise price of $8.99 per share, of which options to purchase 4,249,257 shares at a weighted average exercise price of $8.62 were vested as of such date (except for an assumed 12,434 shares that will be issued and sold in this offering by certain selling stockholders upon the cashless exercise of options to purchase 82,000 shares, assuming an initial public offering price of $10.00 per share, which are included in shares of common stock to be outstanding after this offering), and an exercisable warrant to purchase 241,704 shares of our common stock at a price of $8.16 per share. See “Executive and Director Compensation” and “Related Party Transactions.”

(2)	Other than the underwriting discounts and commissions, we expect the estimated offering expenses payable by us to be approximately $3.6 million, of which $2.1 million were paid prior to June 30, 2013.

DILUTION

If you invest in our common stock, your ownership interest will experience immediate book value dilution to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book value per share of our common stock after this offering. Dilution results from the fact that the initial public offering price per share of the common stock is substantially in excess of the net tangible book value per share of common stock attributable to the existing stockholders for the presently outstanding shares of common stock. Net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the number of shares of our common stock outstanding.

Our pro forma net tangible book value at June 30, 2013 was approximately $15.9 million, or $0.77 per share of our common stock, after taking into account the conversion of our outstanding shares of our preferred stock and the exercise of our outstanding Series F warrants but before giving effect to this offering. Dilution in net tangible book value per share represents the difference between the amount per share that you pay in this offering and the net tangible book value per share immediately after this offering.

After giving effect to our sale of shares in this offering and the conversion of our outstanding shares of our preferred stock and the exercise of our outstanding Series F warrants, assuming an initial public offering price of $10.00 per share (the midpoint of the price range set forth on the cover page of this prospectus), and the application of the estimated net proceeds as described under “Use of Proceeds,” our pro forma as adjusted net tangible book value at June 30, 2013 would have been approximately $81.5 million, or $2.91 per share of common stock. This represents an immediate increase in net tangible book value per share of $2.14 to existing stockholders and an immediate and substantial dilution of $7.09 per share to new investors. The following table illustrates this dilution per share.

Assumed initial public offering price per share of common stock		$10.00
Pro forma net tangible book value per share at June 30, 2013	$0.77
Increase per share attributable to new investors in the offering	2.14

Pro forma as adjusted net tangible book value per share of common stock after this offering		$2.91

Dilution per share to new investors		$7.09

If the underwriters were to fully exercise their option to purchase additional shares of our common stock, the pro forma as adjusted net tangible book value per share of our common stock after giving effect to this offering would be $3.28 per share of our common stock. This represents an increase in net tangible book value of $2.51 per share of our common stock to existing stockholders and dilution of $6.72 per share of our common stock to new investors.

A $1.00 increase (decrease) in the assumed initial public offering price of $10.00 per share of our common stock would increase (decrease) our net tangible book value after giving effect to the offering by $6.8 million, or by $0.24 per share of our common stock, assuming no change to the number of shares of our common stock offered by us as set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

The following table sets forth, as of June 30, 2013, the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by existing stockholders and to be paid by new investors purchasing shares of common stock in this offering, before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased			Total Consideration	Average price per share
	Number	Percent	Amount (in thousands)	Percent
Existing stockholders	20,644,375	73.7%	$154,269	67.7%	$7.47
New investors	7,362,166	26.3	73,622	32.3	10.00

Total	28,006,541	100.0%	$227,891	100.0%

If the underwriters were to exercise in full their option to purchase additional shares of our common stock, the percentage of shares of our common stock held by existing stockholders would be 70.9%, and the percentage of shares of our common stock held by new investors would be 29.1%.

The discussion and tables above assume the conversion of all outstanding shares of our preferred stock into, and the exercise of all outstanding Series F warrants for, an aggregate of 16,383,581 shares of common stock immediately prior to the completion of this offering and excludes, as of August 26, 2013:

•

outstanding options to purchase 4,748,737 shares of our common stock at a weighted average exercise price of $8.99 per share, of which options to purchase 4,249,257 shares at a weighted average exercise price of $8.62 were vested as of such date (except for an assumed 12,434 shares that will be issued and sold in this offering by certain selling stockholders upon the cashless exercise of options to purchase 82,000 shares, assuming an initial public offering price of $10.00 per share, which are included in shares of common stock to be outstanding after this offering), and an exercisable warrant to purchase 241,704 shares of our common stock at a price of $8.16 per share; and

•

1,500,000 shares of our common stock reserved for future grants under our 2013 Long-Term Incentive Plan, including options to purchase 395,000 shares of our common stock with exercise prices equal to the initial public offering price to be granted effective with this offering.

To the extent any outstanding options or other equity awards are exercised or become vested or any additional options or other equity awards are granted and exercised or become vested or other issuances of shares of our common stock are made, there may be further economic dilution to new investors.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following table sets forth our selected consolidated financial and other data as of the dates and for the periods indicated. The selected consolidated financial data as of December 30, 2012 and December 25, 2011 and for each of the two fiscal years in the period ended December 30, 2012 presented in this table have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated financial data as of December 26, 2010, December 27, 2009 and December 28, 2008 and for the fiscal years then ended have been derived from our audited consolidated financial statements for such years, all of which are not included in this prospectus, except for the consolidated statement of operations for the fiscal year ended December 26, 2010. The selected consolidated interim financial data as of and for the 26 weeks ended June 30, 2013 and for the 26 weeks ended June 24, 2012 have been derived from the unaudited condensed interim consolidated financial statements included elsewhere in this prospectus. Historical results are not necessarily indicative of the results to be expected for future periods, and our interim results are not necessarily indicative of the results to be expected for the full fiscal year.

Our fiscal year ends on the last Sunday of each year. The first three quarters of our fiscal year consist of 13 weeks and our fourth quarter consists of 13 weeks for 52-week fiscal years and 14 weeks for 53-week fiscal years. The fiscal years ended December 25, 2011, December 26, 2010, December 27, 2009 and December 28, 2008 all had 52 weeks. The fiscal year ending December 30, 2012 had 53 weeks.

This selected consolidated financial and other data should be read in conjunction with the disclosure set forth under “Risk Factors,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes thereto appearing elsewhere in this prospectus.

	Fiscal Year Ended					26 Weeks Ended
	December 28, 2008	December 27, 2009	December 26, 2010	December 25, 2011	December 30, 2012	June 24, 2012	June 30, 2013
	($ in thousands, except per share data)
Consolidated Statements of Operations Data:
Total Revenues	$207,686	$214,733	$220,573	$237,966	$274,914	$131,537	$146,930

Expenses:
Sandwich shop operating expenses:
Cost of goods sold, excluding depreciation	62,612	61,700	63,009	68,491	79,847	38,151	42,753
Labor and related expenses	66,756	63,939	63,506	67,036	77,479	36,841	40,995
Occupancy expenses	23,429	25,574	25,238	26,511	32,016	14,750	17,530
Other operating expenses	22,752	22,373	22,620	24,095	28,119	13,449	15,112
General and administrative expenses	30,785	27,840	26,563	26,911	29,624	15,668	16,005
Depreciation expense	17,599	17,586	15,647	14,838	16,219	7,553	8,824
Pre-opening costs	1,887	95	267	1,521	2,051	1,130	719
Impairment and loss on disposal of property and equipment	2,852	5,511	2,952	365	994	78	79

Total expenses	228,672	224,618	219,802	229,768	266,349	127,620	142,017

Income (loss) from operations	(20,986)	(9,885)	771	8,198	8,565	3,917	4,913
Interest expense	681	828	519	495	541	251	233
Other expense	20	4	9	1	6	—	2

Income (loss) before income taxes	(21,687)	(10,717)	243	7,702	8,018	3,666	4,678
Income tax expense (benefit) (1)	121	219	773	537	(15,994)	682	1,886

Net income (loss)	(21,808)	(10,936)	(530)	7,165	24,012	2,984	2,792
Net income (loss) attributable to non-controlling interests (2)	—	—	—	—	(34)	(39)	15

Net income (loss) attributable to Potbelly Corporation	$(21,808)	$(10,936)	$(530)	$7,165	$24,046	$3,023	$2,777

Accretion of redeemable convertible preferred stock to maximum redemption value	8,814	(14,568)	(45,992)	(17,410)	(10,495)	(8,342)	(10,301)

Net income (loss) attributable to common stockholders	$(12,994)	$(25,504)	$(46,522)	$(10,245)	$13,551	$(5,319)	$(7,524)

	Fiscal Year Ended					26 Weeks Ended
	December 28, 2008	December 27, 2009	December 26, 2010	December 25, 2011	December 30, 2012	June 24, 2012	June 30, 2013
	($ in thousands, except per share data)
Net income (loss) per common share attributable to common stockholders (3):
Basic	$(4.40)	$(5.13)	$(9.34)	$(2.35)	$0.72	$(1.34)	$(1.77)
Diluted	$(4.40)	$(5.13)	$(9.34)	$(2.35)	$0.66	$(1.34)	$(1.77)
Weighted average shares outstanding:
Basic	4,960,984	4,975,511	4,978,621	4,359,930	4,013,414	3,972,873	4,241,752
Diluted	4,960,984	4,975,511	4,978,621	4,359,930	4,388,822	3,972,873	4,241,752

Statement of Cash Flows Data:
Net cash provided by (used in):
Operating activities	$5,195	$11,277	$18,780	$20,121	$25,085	$12,050	$13,755
Investing activities	(24,856)	(4,385)	(6,243)	(17,758)	(25,936)	(12,790)	(14,411)
Financing activities	21,219	5,152	(4,382)	(7,197)	(700)	173	(193)

Selected Other Data:
Total company-operated shops (end of period)	214	213	218	234	264	247	280
Change in company-operated comparable store sales	(4.3)%	(2.4)%	1.8%	1.7%	3.4%	4.8%	1.5%
Operating income margin (4)	(10.1)%	(4.6)%	0.3%	3.4%	3.1%	3.0%	3.3%
Shop-level profit margin (5)	15.5%	19.2%	20.9%	21.6%	20.7%	21.3%	20.5%
Capital expenditures	$24,856	$4,398	$6,243	$17,758	$25,936	$12,790	$14,411
Adjusted EBITDA (6)	$4,038	$15,732	$21,052	$26,752	$31,451	$14,907	$16,183
Adjusted EBITDA margin (6)	1.9%	7.3%	9.5%	11.2%	11.4%	11.3%	11.0%

	December 28, 2008	December 27, 2009	December 26, 2010	December 25, 2011	December 30, 2012	June 30, 2013
	($ in thousands)
Balance Sheet Data:
Cash and cash equivalents	$8,781	$20,825	$28,980	$24,146	$22,595	$21,746
Working capital (deficit)	(4,142)	6,014	14,764	16,490	15,170	14,490
Total assets	107,440	101,976	98,424	99,110	126,699	132,560
Total debt	13,440	13,544	9,313	15,243	15,169	15,132
Total redeemable convertible preferred stock	167,983	182,551	228,544	239,848	250,343	260,644
Total equity (deficit)	(105,859)	(124,712)	(169,643)	(185,302)	(168,728)	(175,095)

(1)	The fiscal year ended December 30, 2012 included a $16.9 million tax benefit related to the release of a valuation allowance against substantially all of our deferred tax assets.
(2)	Non-controlling interests represent the non-controlling partner’s share of the assets, liabilities and operations related to the joint venture investment in Potbelly Airport II Boston, LLC, related to one shop located in the Boston Logan International Airport. We own a seventy-five percent interest in this consolidated joint venture.
(3)	Net income (loss) per common share attributable to common stockholders is calculated under the two-class method, as our redeemable convertible preferred stock participates in the undistributed earnings of the company. Earnings of the company are allocated between the common and preferred stockholders to account for the accretion of the redeemable convertible preferred stock to its maximum redemption value, thereby reducing the earnings of the company attributable to common stockholders. Except for 2012, for the periods presented, this resulted in net losses attributable to common stockholders, in total and on a per share basis, as the net income attributable to the company (if any) was exceeded by the change in maximum redemption value of the redeemable convertible preferred stock.
(4)	Income (loss) from operations as a percentage of total revenues.
(5)

Shop-level profit is not required by, or presented in accordance with, U.S. generally accepted accounting principles, or GAAP, and is defined as income (loss) from operations less franchise royalties and fees, general and administrative expenses, depreciation expense, pre-opening costs and impairment and loss on disposal of property and equipment. Shop-level profit is a supplemental measure of operating performance of our shops and our calculation thereof may not be comparable to that reported by other companies. Shop-level profit margin represents shop-level profit expressed as a percentage of net company-operated sandwich shop sales. Shop-level profit and shop-level profit margin have limitations as analytical tools, and you should not consider them in isolation or as a substitute for analysis of our results as reported under GAAP. Management believes shop-level profit margin is an important tool for investors because it is a widely used metric within the restaurant industry to evaluate restaurant-level productivity, efficiency and performance. Management uses shop-level profit margin as a key metric to evaluate the profitability of incremental sales at our shops, to evaluate our shop performance across periods and to evaluate our shop financial performance compared with our competitors. See “Management’s Discussion and Analysis of Financial Condition and Results of

Operations” for a discussion of shop-level profit margin and other key performance indicators. A reconciliation of shop-level profit to income (loss) from operations and a calculation of shop-level profit margin is provided below:

	Fiscal Year Ended					26 Weeks Ended
	December 28, 2008	December 27, 2009	December 26, 2010	December 25, 2011	December 30, 2012	June 24, 2012	June 30, 2013
	($ in thousands)
Income (loss) from operations	$(20,986)	$(9,885)	$771	$8,198	$8,565	$3,917	$4,913
Less: Franchise royalties and fees	—	—	—	503	844	343	463
General and administrative expenses	30,785	27,840	26,563	26,911	29,624	15,668	16,005
Depreciation expense	17,599	17,586	15,647	14,838	16,219	7,553	8,824
Pre-opening costs	1,887	95	267	1,521	2,051	1,130	719
Impairment and loss on disposal of property and equipment	2,852	5,511	2,952	365	994	78	79

Shop-level profit [Y]	$32,137	$41,147	$46,200	$51,330	$56,609	$28,003	$30,077

Total revenues	$207,686	$214,733	$220,573	$237,966	$274,914	$131,537	$146,930
Less: Franchise royalties and fees	—	—	—	503	844	343	463

Sandwich shop sales, net [X]	$207,686	$214,733	$220,573	$237,463	$274,070	$131,194	$146,467

Shop-level profit margin [Y÷X]	15.5%	19.2%	20.9%	21.6%	20.7%	21.3%	20.5%

(6)	Adjusted EBITDA has been presented in this prospectus and is a supplemental measure of financial performance that is not required by, or presented in accordance with, GAAP. We define adjusted EBITDA as net income (loss) before depreciation and amortization expense, interest expense, provision for income taxes and pre-opening costs, adjusted to eliminate the impact of other items set forth in the reconciliation below, including certain non-cash as well as certain other items that we do not consider representative of our ongoing operating performance. Adjusted EBITDA margin is calculated by dividing adjusted EBITDA by total revenues. Adjusted EBITDA has limitations as an analytical tool and our calculation thereof may not be comparable to that reported by other companies; accordingly, you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Adjusted EBITDA is included in this prospectus because it is a key metric used by management. Additionally, adjusted EBITDA is frequently used by analysts, investors and other interested parties to evaluate companies in our industry. We use adjusted EBITDA, alongside other GAAP measures such as operating income (loss) and net income (loss), to measure profitability, as a key profitability target in our annual and other budgets, and to compare our performance against that of peer companies. We believe that adjusted EBITDA provides useful information facilitating operating performance comparisons from period to period and company to company. A reconciliation of adjusted EBITDA to net income (loss) attributable to Potbelly Corporation is provided below:

	Fiscal Year Ended					26 Weeks Ended
	December 28, 2008	December 27, 2009	December 26, 2010	December 25, 2011	December 30, 2012	June 24, 2012	June 30, 2013
	($ in thousands)
Net income (loss) attributable to Potbelly Corporation	$(21,809)	$(10,936)	$(530)	$7,165	$24,046	$3,023	$2,777
Depreciation expense	17,599	17,586	15,647	14,838	16,219	7,553	8,824
Interest expense	681	828	519	495	541	251	233
Income tax expense (benefit)	121	219	773	537	(15,994)	682	1,886
Impairment and closures (a)	3,343	6,824	3,344	672	1,181	265	87
Pre-opening costs (b)	1,887	95	267	1,521	2,051	1,130	719
Stock-based compensation (c)	2,216	1,116	1,032	1,524	2,825	1,893	1,142
Costs associated with an initial public offering (d)	—	—	—	—	582	110	515

Adjusted EBITDA	$4,038	$15,732	$21,052	$26,752	$31,451	$14,907	$16,183

(a)	Includes costs related to impairment of long-lived assets, gain or loss on disposal of property and equipment and shop closure expenses.
(b)	Includes expenses directly associated with the opening of new shops and are incurred prior to the opening of a new shop.
(c)	Includes non-cash stock-based compensation.
(d)	Includes costs associated with legal, accounting and other costs associated with the initial public offering that are not directly related to our registration statement.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with the “Selected Consolidated Financial and Other Data” and the audited and unaudited historical consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements about our markets, the demand for our products and services and our future results and involves numerous risks and uncertainties. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts and generally contain words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “strives,” “goal,” “estimates,” “forecasts,” “projects” or “anticipates” or similar expressions. Our forward-looking statements are subject to risks and uncertainties, which may cause actual results to differ materially from those projected or implied by the forward-looking statement. Forward-looking statements are based on current expectations and assumptions and currently available data and are neither predictions nor guarantees of future events or performance. You should not place undue reliance on forward-looking statements, which speak only as of the date hereof. See “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” for a discussion of factors that could cause our actual results to differ from those expressed or implied by forward-looking statements.

Operating results are reported on a 52-week fiscal year calendar, with a 53-week year occurring every seventh year. Our fiscal year ends on the last Sunday of each year. Fiscal years 2011 and 2010 were 52-week years. References to fiscal years 2012, 2011 and 2010 are references to fiscal years ended December 30, 2012, December 25, 2011 and December 26, 2010, respectively. Fiscal year 2012 included a 53rd week. The first three quarters of our fiscal year consist of 13 weeks and our fourth quarter consists of 13 weeks for 52-week fiscal years and 14 weeks for 53-week fiscal years.

We own and operate Potbelly Sandwich Works sandwich shops in the United States. We also have domestic and international franchise operations of Potbelly Sandwich Works sandwich shops. Our chief operating decision maker is our Chief Executive Officer. Based on how our Chief Executive Officer reviews financial performance and allocates resources on a recurring basis, the company has one operating segment and one reportable segment.

Overview

Potbelly is a fast-growing neighborhood sandwich concept offering toasty warm sandwiches, signature salads and other fresh menu items served by engaging people in an environment that reflects the Potbelly brand. Our combination of product, people and place is how we deliver on our passion to be “The Best Place for Lunch.” Our sandwiches, salads and hand-dipped milkshakes are all made fresh to order and our cookies are baked fresh each day. Our employees are trained to engage with our customers in a genuine way to provide a personalized experience. Our shops feature vintage design elements and locally-themed décor inspired by the neighborhood that we believe create a lively atmosphere. Through this combination, we believe we are creating a devoted base of Potbelly fans that return again and again and that we are expanding one sandwich shop at a time.

We believe that a key to our past and future success is our culture. It is embodied in The Potbelly Advantage, which is an expression of our Vision, Mission, Passion and Values, and the foundation of everything we do. Our Vision is for our customers to feel that we are their “Neighborhood Sandwich Shop” and to tell others about their great experience. Our Mission is to make people really happy, to make more money and to improve every day. Our Passion is to be “The Best Place for Lunch.” Our Values embody both how we lead and how we behave, and form the cornerstone of our culture. We use simple language that resonates from the frontline associate to the most senior levels of the organization, creating shared expectations and accountabilities in how we approach our day-to-day activities. We strive to be a fun, friendly and hardworking group of people who enjoy taking care of our customers, while at the same time taking care of each other.

Outlook

Potbelly operates in a highly competitive segment of the restaurant industry. We compete with sandwich concepts that have significant scale and presence, as well as with the multitude of locally-owned sandwich shops. Additionally, we compete with many non-sandwich concepts that fall into the limited-service restaurants category. However, we believe that we will continue to succeed in the marketplace based on our combination of excellent product, people and place. The following competitive strengths provide a platform for us to achieve continued growth:

•

Simple, Made-to-Order Food. Our menu features items made from high quality ingredients such as fresh vegetables, hearth-baked bread, and all-natural chicken (without preservatives or artificial flavors). Our sandwiches are made fresh to order and served toasty warm on our signature multigrain wheat or regular bread which is delivered to our shops. Our menu also features a variety of cookies baked fresh daily in each shop, and our hand-dipped shakes, malts and smoothies are made from real ingredients. We believe the unique Potbelly experience encourages repeat customer visits and drives increased sales.

•

Differentiated Customer Experience That Delivers a Neighborhood Feel. We strive to provide a positive customer experience that is driven by both our employees and the atmosphere of our shops. We look to hire employees that are outgoing people and train them to interact with our customers in a genuine way while providing fast service. We believe our atmosphere is enhanced by live, local musicians that perform at least three times per week in the majority of our shops. Every Potbelly location strives to the “The Neighborhood Sandwich Shop,” creating devoted fans who tell others about their experience.

•

Attractive Shop Economics. Our shop model is designed to generate, and has generated, strong cash flow, with above 20% shop-level profit margins, a non-GAAP measure, and targeted cash-on-cash returns, on new company-operated shops, above 25% after two full years of operation. We have achieved these targets in 2010, 2011, 2012 and the 26 weeks ended June 30, 2013. Our ability to maintain such margins and returns depends on a number of factors. For example, we face increasing commodity costs, which we have partially offset by increasing menu prices. Although there is no guarantee that we will be able to maintain these returns, we believe our shop economics support our ability to profitably grow our brand in new and existing markets.

•

Management Team with Substantial Operating Experience. Our senior management team has extensive operating experience across disciplines in the restaurant and retail sectors. Our senior team, led by our CEO, Aylwin Lewis, averages over 17 years of restaurant industry experience and embraces the daily intensity needed to deliver growth in existing shops as well as growing the business in new neighborhoods. We believe our experienced leadership team is a key driver of our success and positions us to execute our long-term growth strategy.

•

Distinct, Deep-Rooted Culture: The Potbelly Advantage. We believe our culture is a key to our success. It is embodied in The Potbelly Advantage, which is an expression of our Vision, Mission, Passion and Values. The Potbelly Advantage is a statement of our intentions and is the foundation of everything we do, including how we plan and manage our business. It allows us to deliver operational excellence and grow our business and our base of devoted fans.

We believe the combination of these strengths provides a competitive advantage in the marketplace. Continuing to execute at a high level across all aspects of our business is imperative to realize the growth potential for Potbelly. We are confident in our strategies, our people and the opportunity to make Potbelly a “Global Iconic Brand.”

Key Performance Indicators

In assessing the performance of our business, we consider a variety of performance and financial measures. The key measures for determining how our business is performing are comparable store sales growth, number of shop openings, shop-level profit margins and adjusted EBITDA.

Company-Operated Comparable Store Sales Growth

Comparable store sales growth reflects the change in year-over-year sales for the comparable company-operated store base. We define the comparable store base to include those shops open for 15 months or longer. As of the fiscal years ended December 26, 2010, December 25, 2011 and December 30, 2012 and the 26 weeks ended June 24, 2012 and June 30, 2013, there were 211, 211, 227 and 214 and 239 shops, respectively, in our comparable company-operated store base. Comparable store sales growth can be generated by an increase in entree counts and/or by increases in the average check amount resulting from a shift in menu mix and/or increase in price. This measure highlights performance of existing shops as the impact of new shop openings is excluded. Entrees are defined as sandwiches, salads and bowls of soup.

Number of Company-Operated Shop Openings

The number of company-operated shop openings reflects the number of shops opened during a particular reporting period. Before we open new shops, we incur pre-opening costs, which are defined below. Often, new shops open with an initial start-up period of higher than normal sales volumes, which subsequently decrease to stabilized levels. While sales volumes are generally higher during the initial opening period, new shops typically experience normal inefficiencies in the form of higher cost of sales, labor and other direct operating expenses and as a result, shop-level profit margins are generally lower during the start-up period of operation. The average start-up period is 10 to 13 weeks. The number and timing of shop openings has had, and is expected to continue to have, an impact on our results of operations.

Shop-Level Profit Margin

Shop-level profit margin is defined as net company-operated sandwich shop sales less company-operated sandwich shop operating expenses, including cost of goods sold, labor and related expenses, other operating expenses and occupancy expenses, as a percentage of net company-operated sandwich shop sales. Shop-level profit margin is not required by, or presented in accordance with, GAAP. We believe shop-level profit margin is important in evaluating shop-level productivity, efficiency and performance.

Adjusted EBITDA

We define adjusted EBITDA as net income (loss) before depreciation and amortization, interest expense and provision for income taxes, adjusted for the impact of the following items that we do not consider representative of our ongoing operating performance: stock-based compensation expense, impairment and shop closure expenses, gain or loss on disposal of property and equipment and pre-opening expenses. We believe that adjusted EBITDA is a more appropriate measure of operating performance, as it provides a clearer picture of operating results by eliminating expenses that are not reflective of underlying business performance.

Key Financial Definitions

Revenues

We generate revenue from net company-operated sandwich shop sales and our franchise operations.

Net company-operated shop sales consist of food and beverage sales, net of promotional allowances and employee meals. Company-operated shop sales are influenced by new shop openings and comparable store sales.

Franchise royalties and fees consist of royalty income from the franchisee and a one-time shop opening fee.

Cost of Goods Sold

Cost of goods sold consists primarily of food and beverage related costs. The components of cost of goods sold are variable in nature, change with sales volume, are influenced by menu mix and are subject to increases or decreases based on fluctuations in commodity costs.

Labor and Related Expenses

Labor and related expenses include all shop-level management and hourly labor costs, including salaries, wages, benefits and performance incentives, labor taxes and other indirect labor costs.

Occupancy Expenses

Occupancy expenses include fixed and variable portions of rent, common area maintenance and real estate taxes.

Other Operating Expenses

Other operating expenses include all other shop-level operating costs, the major components of which are operating supplies, utilities, repair and maintenance costs, shop-level marketing costs, musician expense and credit card fees.

General and Administrative Expenses

General and administrative expenses is comprised of expenses associated with corporate and administrative functions that support the development and operations of shops, including compensation and benefits, travel expenses, stock compensation costs, legal and professional fees, advertising costs, costs related to abandoned new shop development sites and other related corporate costs.

Depreciation Expense

Depreciation expense includes the depreciation of fixed assets and capitalized leasehold improvements.

Pre-Opening Costs

Pre-opening costs consist of costs incurred prior to opening a new shop and are made up primarily of manager salaries, travel, employee payroll and training costs incurred prior to the shop opening, as well as occupancy costs incurred from when we take site possession to shop opening. Shop pre-opening costs are expensed as incurred.

Impairment and Loss on Disposal of Property and Equipment

We review long-lived assets, such as property and equipment and intangibles, for impairment when events or circumstances indicate the carrying value of the assets may not be recoverable and record an impairment charge when appropriate. The impairment loss recognized is the excess of the carrying value of the asset over its fair value. Typically, the fair value of the asset is determined by estimating future cash flows associated with the asset.

Loss on disposal of property and equipment represents the net book value of property and equipment less proceeds received, if applicable, on assets abandoned or sold. These losses are related to normal disposals in the ordinary course of business, along with disposals related to shop closures and selected shop remodeling activities.

Interest Expense

Interest expense consists primarily of interest expense related to our credit facility.

Non-controlling Interests

Non-controlling interests represent the non-controlling partner’s share of the assets, liabilities and operations related to the joint venture investment in Potbelly Airport II Boston, LLC, related to one shop located in the Boston Logan International Airport. The company owns a seventy-five percent interest in this consolidated joint venture.

Accretion of Redeemable Convertible Preferred Stock to Maximum Redemption Value

Accretion of redeemable convertible preferred stock reflects the changes in measurement of the redeemable convertible preferred stock each reporting period to record the redeemable convertible preferred stock at its maximum redemption value at each reporting period.

26 Weeks Ended June 30, 2013 Compared to 26 Weeks Ended June 24, 2012

The following table presents information comparing the components of net income for the periods indicated (dollars in thousands):

	26 Weeks Ended
	June 24, 2012	% of Revenues	June 30, 2013	% of Revenues	Increase (Decrease)	Percent Change
Revenues
Sandwich shop sales, net	$131,194	99.7%	$146,467	99.7%	15,273	11.6%
Franchise royalties and fees	343	0.3	463	0.3	120	35.0

Total revenues	131,537	100.0	146,930	100.0	15,393	11.7

Expenses
Sandwich shop operating expenses
Cost of goods sold, excluding depreciation	38,151	29.0	42,753	29.1	4,602	12.1
Labor and related expenses	36,841	28.0	40,995	27.9	4,154	11.3
Occupancy expenses	14,750	11.2	17,530	11.9	2,780	18.8
Other operating expenses	13,449	10.2	15,112	10.3	1,663	12.4
General and administrative expenses	15,668	11.9	16,005	10.9	337	2.2
Depreciation expense	7,553	5.7	8,824	6.0	1,271	16.8
Pre-opening costs	1,130	0.9	719	0.5	(411)	(36.4)
Impairment and loss on disposal of property and equipment	78	0.1	79	0.1	1	1.3

Total expenses	127,620	97.0	142,017	96.7	14,397	11.3

Income from operations	3,917	3.0	4,913	3.3	996	25.4
Interest expense	251	0.2	233	0.2	(18)	(7.2)
Other expense	—	—	2	*	2	100.0

Income before income taxes	3,666	2.8	4,678	3.2	1,012	27.6
Income tax expense	682	0.5	1,886	1.3	1,204	176.5

Net income	2,984	2.3	2,792	1.9	(192)	(6.4)
Net income (loss) attributable to non-controlling interests	(39)	*	15	*	54	(138.5)

Net income attributable to Potbelly Corporation	3,023	2.3	2,777	1.9	(246)	(8.1)
Accretion of redeemable convertible preferred stock to maximum redemption value	(8,342)	(6.3)	(10,301)	(7.0)	(1,959)	23.5

Net loss attributable to common stockholders	$(5,319)	(4.0)%	$(7,524)	(5.1)%	$(2,205)	41.5%

*	Amount is less than 0.1%

Revenues

Revenues increased by $15.4 million, or 11.7%, to $146.9 million during the 26 weeks ended June 30, 2013, from $131.5 million during the 26 weeks ended June 24, 2012. Company-operated non-comparable store sales contributed $13.4 million, or 87.0%, of the total revenue increase, company-operated comparable store sales contributed $1.9 million, or 12.0%, of the total revenue increase, and franchise shops contributed $0.1 million, or 0.8%, of the total revenue increase. Comparable store sales increased 1.5% as a result of a 2.6% increase in average check, due to a menu price increase and shift in menu mix, and a 1.1% decrease in entree counts.

Cost of Goods Sold

Cost of goods sold increased by $4.6 million, or 12.1%, to $42.8 million during the 26 weeks ended June 30, 2013, compared to $38.2 million during the 26 weeks ended June 24, 2012, primarily due to the increase in revenues. As a percentage of revenues, cost of goods sold increased slightly to 29.1% during the 26 weeks ended June 30, 2013, from 29.0% during the 26 weeks ended June 24, 2012, primarily driven by higher commodity costs.

Labor and Related Expenses

Labor and related expenses increased by $4.2 million, or 11.3%, to $41.0 million during the 26 weeks ended June 30, 2013, from $36.8 million during the 26 weeks ended June 24, 2012, primarily due to new shop openings. As a percentage of revenues, labor and related expenses decreased to 27.9% during the 26 weeks ended June 30, 2013, from 28.0% during the 26 weeks ended June 24, 2012, primarily due to sales leverage (i.e., the ability to spread certain expenses over a higher revenue base).

Occupancy Expenses

Occupancy expenses increased by $2.8 million, or 18.8%, to $17.5 million during the 26 weeks ended June 30, 2013, from $14.8 million during the 26 weeks ended June 24, 2012, primarily due to new shop openings. As a percentage of revenues, occupancy expenses increased to 11.9% during the 26 weeks ended June 30, 2013, from 11.2% during the 26 weeks ended June 24, 2012, due to more shops in higher rent markets, specifically New York City and Boston. There were 19 company-operated shops in New York City and Boston as of June 30, 2013, compared to ten company-operated shops as of June 24, 2012.

Other Operating Expenses

Other operating expenses increased by $1.7 million, or 12.4%, to $15.1 million during the 26 weeks ended June 30, 2013, from $13.4 million during the 26 weeks ended June 24, 2012, primarily due to new shop openings as well as an increase in fees associated with higher credit card usage in our shops. As a percentage of revenues, other operating expenses increased slightly to 10.3% during the 26 weeks ended June 30, 2013, from 10.2% during the 26 weeks ended June 24, 2012, primarily due to the increase in credit card usage and production timing of in-shop marketing promotion materials.

General and Administrative Expenses

General and administrative expenses increased by $0.3 million, or 2.2%, to $16.0 million during the 26 weeks ended June 30, 2013, from $15.7 million during the 26 weeks ended June 24, 2012. The increase was primarily due to an increase of $0.1 million for our General Manager conference in Chicago and an increase from initial public offering planning costs, partially offset by a decrease of $0.8 million in stock compensation expense primarily related to warrants issued during the 26 weeks ended June 24, 2012. As a percentage of revenues, general and administrative expenses decreased to 10.9% during the 26 weeks ended June 30, 2013, from 11.9% during the 26 weeks ended June 24, 2012, primarily due to lower stock compensation expense and sales leverage (i.e., the ability to spread certain expenses over a higher revenue base).

Depreciation Expense

Depreciation expense increased by $1.3 million, or 16.8%, to $8.8 million during the 26 weeks ended June 30, 2013, from $7.5 million during the 26 weeks ended June 24, 2012, primarily due to a higher depreciable base resulting from new shops. As a percentage of revenues, depreciation increased to 6.0% during the 26 weeks ended June 30, 2013, from 5.7% during the 26 weeks ended June 24, 2012, primarily due to a higher depreciable base resulting from new shops in markets with higher build-out costs such as New York City.

Pre-Opening Costs

Pre-opening costs decreased by approximately $0.4 million to $0.7 million during the 26 weeks ended June 30, 2013, from $1.1 million during the 26 weeks ended June 24, 2012, primarily due to opening one company-operated shop in higher rent markets, specifically New York City, during the 26 weeks ended June 30, 2013, compared to four new company-operated shop openings in higher rent markets, specifically New York City, during the 26 weeks ended June 24, 2012.

Impairment and Loss on Disposal of Property and Equipment

Impairment and loss on disposal of property and equipment remained consistent at $0.1 million during the 26 weeks ended June 30, 2013 and June 24, 2012, respectively.

Interest Expense

Interest expense remained consistent at $0.2 million during the 26 weeks ended June 30, 2013 and June 24, 2012, respectively.

Income Tax Expense

Income tax expense increased by $1.2 million to $1.9 million during the 26 weeks ended June 30, 2013, from $0.7 million during the 26 weeks ended June 24, 2012 due to higher pre-tax income and an increased effective tax rate as a result of the Company recognizing federal tax benefits as a result of the release of a valuation allowance against substantially all of our deferred tax assets in the fourth quarter of 2012. In the fourth quarter of fiscal 2012, we determined that it is more likely than not the deferred tax assets will ultimately be realized. Prior to this period, our income tax expense represented our cash income taxes payable to various states and local jurisdictions. In determining the likelihood of future realization of the deferred tax assets as of December 30, 2012, we considered both positive and negative evidence and weighted the effect of such evidence based upon its objectivity. As a result of our analysis of both positive and negative evidence, we believe that the weight of the positive evidence, primarily related to the cumulative income in the most recent three years and achievement of a sustained level of profitability, was sufficient to overcome the weight of the negative evidence, primarily related to continued uncertainty in the condition of the macro-economic environment. For the 26 weeks ended June 24, 2012, our effective tax rate was 18.6%, compared to 40.3% for the 26 weeks ended June 30, 2013.

Fiscal Year 2012 (53 Weeks) Compared to Fiscal Year 2011 (52 Weeks)

The following table presents information comparing the components of net income for the periods indicated (dollars in thousands):

	Fiscal Year
	2011	% of Revenues	2012	% of Revenues	Increase (Decrease)	Percent Change
Revenues
Sandwich shop sales, net	$237,463	99.8%	$274,070	99.7%	36,607	15.4%
Franchise royalties and fees	503	0.2	844	0.3	341	67.8

Total revenues	237,966	100.0	274,914	100.0	36,948	15.5

Expenses
Sandwich shop operating expenses
Cost of goods sold, excluding depreciation	68,491	28.8	79,847	29.0	11,356	16.6
Labor and related expenses	67,036	28.2	77,479	28.2	10,443	15.6
Occupancy expenses	26,511	11.1	32,016	11.6	5,505	20.8
Other operating expenses	24,095	10.1	28,119	10.2	4,024	16.7
General and administrative expenses	26,911	11.3	29,624	10.8	2,713	10.1
Depreciation expense	14,838	6.2	16,219	5.9	1,381	9.3
Pre-opening costs	1,521	0.6	2,051	0.7	530	34.8
Impairment and loss on disposal of property and equipment	365	0.2	994	0.4	629	172.3

Total expenses	229,768	96.6	266,349	96.9	36,581	15.9

Income from operations	8,198	3.4	8,565	3.1	367	4.5
Interest expense	495	0.2	541	0.2	46	9.3
Other expense	1	*	6	*	5	500.0

Income before income taxes	7,702	3.2	8,018	2.9	316	4.1
Income tax expense (benefit)	537	0.2	(15,994)	(5.8)	(16,531)	(3,078.4)

Net income	7,165	3.0	24,012	8.7	16,847	(235.1)
Net income (loss) attributable to non-controlling interests	—	—	(34)	*	(34)	(100.0)

Net income attributable to Potbelly Corporation	7,165	3.0	24,046	8.7	16,881	(235.6)
Accretion of redeemable convertible preferred stock to maximum redemption value	(17,410)	(7.3)	(10,495)	(3.8)	6,915	39.7

Net income (loss) attributable to common stockholders	$(10,245)	(4.3)%	13,551	4.9	23,796	232.3

*	Amount is less than 0.1%.

Percentages reflected may not compute to the percentages that precede them due to rounding adjustments.

Revenues

Revenues increased by $36.9 million, or 15.5%, to $274.9 million for fiscal year 2012, from $238.0 million for fiscal year 2011. Company-operated non-comparable store sales contributed $28.7 million, or

77.8%, of the total revenue increase, company-operated comparable store sales contributed $7.9 million, or 21.2%, of the total revenue increase, and franchise shops contributed $0.3 million, or 0.9%, of the total revenue increase. Comparable store sales increased 3.4% as a result of a 3.2% increase in average check, due to a menu price increase and a shift in menu mix, and a 0.2% increase in entree counts.

The impact in 2012 of an additional operating week was approximately $3.4 million in total revenue.

Cost of Goods Sold

Cost of goods sold increased by $11.4 million, or 16.6%, to $79.8 million for fiscal year 2012, compared to $68.5 million for fiscal year 2011, primarily due to the increase in revenues. As a percentage of revenues, cost of goods sold increased to 29.0% for fiscal year 2012, from 28.8% for fiscal year 2011, primarily driven by higher commodity costs.

Labor and Related Expenses

Labor and related expenses increased by $10.4 million, or 15.6%, to $77.5 million for fiscal year 2012, from $67.0 million for fiscal year 2011, primarily due to new shop openings. As a percentage of revenues, labor and related expenses remained consistent at 28.2% for fiscal year 2012 and 2011, respectively.

Occupancy Expenses

Occupancy expenses increased by $5.5 million, or 20.8%, to $32.0 million for fiscal year 2012, from $26.5 million for fiscal year 2011, primarily due to new shop openings. As a percentage of revenues, occupancy expenses increased to 11.6% for fiscal year 2012, from 11.1% for fiscal year 2011, due to more shops in higher rent markets, specifically New York City and Boston. There were 16 company-operated shops in New York City and Boston as of December 30, 2012, compared to five company-operated shops as of December 25, 2011.

Other Operating Expenses

Other operating expenses increased by $4.0 million, or 16.7%, to $28.1 million for fiscal year 2012, from $24.1 million for fiscal year 2011, primarily due to new shop openings as well as an increase in fees associated with higher credit card usage in our shops. As a percentage of revenues, other operating expenses increased slightly to 10.2% for fiscal year 2012, from 10.1% for fiscal year 2011, primarily due to the increase in credit card usage.

General and Administrative Expenses

General and administrative expenses increased by $2.7 million, or 10.1%, to $29.6 million for fiscal year 2012, from $26.9 million for fiscal year 2011. The increase was primarily due to an increase of $1.3 million in stock compensation expense related to warrants and stock option grants, in addition to investments made to support new shop growth. As a percentage of revenues, general and administrative expenses decreased to 10.8% for fiscal year 2012, from 11.3% for fiscal year 2011, primarily due to sales leverage (i.e., the ability to spread certain expenses over a higher revenue base).

Depreciation Expense

Depreciation expense increased by $1.4 million, or 9.3%, to $16.2 million for fiscal year 2012, from $14.8 million for fiscal year 2011, primarily due to an increase in the number of shops open from 234 shops as of fiscal year-end 2011, compared to 264 shops as of fiscal year-end 2012. As a percentage of revenues, depreciation decreased to 5.9% for fiscal year 2012, from 6.2% for fiscal year 2011, primarily due to certain assets primarily related to leasehold improvements at legacy shops with a higher build-out cost being fully depreciated.

Pre-Opening Costs

Pre-opening costs increased by approximately $0.5 million to $2.0 million for fiscal year 2012, from $1.5 million for fiscal year 2011. The increase was due to 31 new company-operated shop openings during fiscal year 2012, compared to 21 new company-operated shop openings during fiscal year 2011.

Impairment and Loss on Disposal of Property and Equipment

Impairment and loss on disposal of property and equipment increased by $0.6 million to $1.0 million for fiscal year 2012, from $0.4 million for fiscal year 2011, primarily due to a $0.8 million charge related to the disposal of assets as a result of damage from Hurricane Sandy.

Interest Expense

Interest expense remained consistent at $0.5 million for fiscal years 2012 and 2011, respectively.

Income Tax Expense (Benefit)

Income tax expense decreased approximately $16.5 million in fiscal year 2012, from $0.5 million in fiscal year 2011, due to a benefit from the release of the $16.9 million valuation allowance against our deferred tax assets in the fourth quarter of 2012. In the fourth quarter of fiscal 2012, we determined that it is more likely than not the deferred tax assets will ultimately be realized. Prior to this period, our income tax expense represented our cash income taxes payable to various states and local jurisdictions. In determining the likelihood of future realization of the deferred tax assets as of December 30, 2012, we considered both positive and negative evidence and weighted the effect of such evidence based upon its objectivity. As a result of our analysis of both positive and negative evidence, we believe that the weight of the positive evidence, primarily related to the cumulative income in the most recent three years and achievement of a sustained level of profitability, was sufficient to overcome the weight of the negative evidence, primarily related to continued uncertainty in the condition of the macro-economic environment.

Fiscal Year 2011 Compared to Fiscal Year 2010

The following table presents information comparing the components of net income (loss) for the periods indicated (dollars in thousands):

	Fiscal Year
	2010	% of Revenues	2011	% of Revenues	Increase (Decrease)	Percent Change
Revenues
Sandwich shop sales, net	$220,573	100.0%	$237,463	99.8%	$16,890	7.7%
Franchise royalties and fees	—	—	503	0.2	503	—

Total revenues	220,573	100.0	237,966	100.0	17,393	7.9

Expenses
Sandwich shop operating expenses
Cost of goods sold, excluding depreciation	63,009	28.6	68,491	28.8	5,482	8.7
Labor and related expenses	63,506	28.8	67,036	28.2	3,530	5.6
Occupancy expenses	25,238	11.4	26,511	11.1	1,273	5.0
Other operating expenses	22,620	10.3	24,095	10.1	1,475	6.5
General and administrative expenses	26,563	12.0	26,911	11.3	348	1.3
Depreciation expense	15,647	7.1	14,838	6.2	(809)	(5.2)
Pre-opening costs	267	0.1	1,521	0.6	1,254	469.7
Impairment and loss on disposal of property and equipment	2,952	1.3	365	0.2	(2,587)	(87.6)

Total expenses	219,802	99.7	229,768	96.6	9,966	4.5

Income from operations	771	0.3	8,198	3.4	7,427	963.3
Interest expense	519	0.2	495	0.2	(24)	(4.6)
Other expense	9	*	1	*	(8)	(88.9)

Income before income taxes	243	0.1	7,702	3.2	7,459	3,069.5
Income tax expense	773	0.4	537	0.2	(236)	(30.5)

Net income (loss)	(530)	(0.2)	7,165	3.0	7,695	—
Net income (loss) attributable to non-controlling interest	—	—	—	—	—	—

Net income (loss) attributable to Potbelly Corporation	(530)	(0.2)%	7,165	3.0	7,695	—
Accretion of redeemable convertible preferred stock to maximum redemption value	(45,992)	(20.9)	(17,410)	(7.3)	28,582	62.1

Net loss attributable to common stockholders	$(46,522)	(21.1)%	$(10,245)	(4.3)%	$36,277	78.0%

*	Amount is less than 0.1%.

Percentages reflected may not compute to the percentages that precede them due to rounding adjustments.

Revenues

Revenues increased by $17.4 million, or 7.9%, to $238.0 million for fiscal year 2011, from $220.6 million for fiscal year 2010. Company-operated non-comparable store sales contributed $13.2 million, or 75.8%, of the total revenue increase, company-operated comparable store sales contributed $3.7 million, or

21.3%, of the total revenue increase, and franchise shops contributed $0.5 million, or 2.9%, of the total revenue increase. Comparable store sales increased 1.7% as a result of a 1.4% increase in average check, primarily due to a shift in menu mix, and a 0.3% increase in entree counts.

Cost of Goods Sold

Cost of goods sold increased by $5.5 million, or 8.7%, to $68.5 million for fiscal year 2011, compared to $63.0 million for fiscal year 2010, due to the increase in revenues. As a percentage of revenues, cost of goods sold increased slightly to 28.8% for fiscal year 2011, from 28.6% for fiscal year 2010, primarily driven by higher commodity costs.

Labor and Related Expenses

Labor and related expenses increased by $3.5 million, or 5.6%, to $67.0 million for fiscal year 2011, from $63.5 million for fiscal year 2010, primarily due to new shop openings. As a percentage of revenues, labor and related expenses decreased to 28.2% for fiscal year 2011, from 28.8% for fiscal year 2010, primarily due to leverage of shop personnel and improved labor productivity.

Occupancy Expenses

Occupancy expenses increased by $1.3 million, or 5.0%, to $26.5 million for fiscal year 2011, from $25.2 million for fiscal year 2010, primarily due to new shop openings. As a percentage of revenues, occupancy expenses decreased to 11.1% for fiscal year 2011, from 11.4% for fiscal year 2010, primarily due to sales leverage (i.e., the ability to spread certain expenses over a higher revenue base).

Other Operating Expenses

Other operating expenses increased by $1.5 million, or 6.5%, to $24.1 million for fiscal year 2011, from $22.6 million for fiscal year 2010, primarily due to new shop openings. As a percentage of revenues, other operating expenses decreased to 10.1% for fiscal year 2011, from 10.3% for fiscal year 2010, primarily due to sales leverage and more efficient execution to drive lower operating expenses at our shops.

General and Administrative Expenses

General and administrative expenses increased by $0.3 million, or 1.3%, to $26.9 million for fiscal year 2011, from $26.6 million for fiscal year 2010. The increase was primarily due to an increase of $0.5 million in stock compensation expense in addition to $0.1 million for our General Manager conference in Chicago, offset by lower legal related expenses. As a percentage of revenues, general and administrative expenses decreased to 11.3% for fiscal year 2011, from 12.0% for fiscal year 2010, primarily due to sales leverage and effective cost containment at our corporate headquarters, which we refer to as the Support Center.

Depreciation Expense

Depreciation expense decreased by $0.8 million, or 5.2%, to $14.8 million for fiscal year 2011, from $15.6 million for fiscal year 2010, primarily due to a reduction in depreciation expense for certain underperforming shops where we recorded impairment charges in fiscal year 2010, offset by an increase in depreciation related to new shops opened. The number of shops open as of fiscal year-end 2010 was 218 shops, compared to 234 shops as of fiscal year-end 2011. As a percentage of revenues, depreciation decreased to 6.2% for fiscal year 2011, from 7.1% for fiscal year 2010, primarily related to leasehold improvements at legacy shops with a higher build-out cost being fully depreciated.

Pre-Opening Costs

Pre-opening costs increased by approximately $1.2 million to $1.5 million for fiscal year 2011, from $0.3 million for fiscal year 2010. The increase was due to 21 new company-operated shop openings during fiscal year 2011, compared to six new company-operated shop openings during fiscal year 2010, including one re-location.

Impairment and Loss on Disposal of Property and Equipment

Impairment and loss on disposal of property and equipment decreased by $2.6 million to $0.4 million for fiscal year 2011, from $3.0 million for fiscal year 2010. Due to unfavorable operating results at certain shops, the related assets were assessed for impairment. A determination was made that certain shops had carrying amounts in excess of their fair value as of December 25, 2011 and December 26, 2010. An impairment charge of $0.4 million and $2.9 million was recorded in fiscal years 2011 and 2010, respectively. The reduction in expense is primarily driven by improved operating performance and lower levels of new shop development activities in the immediately preceding years.

Interest Expense

Interest expense remained consistent at $0.5 million for fiscal years 2011 and 2010, respectively.

Income Tax Expense

Income tax expense decreased approximately $0.3 million to $0.5 million in fiscal year 2011, from $0.8 million in fiscal year 2010. In fiscal years 2010 and 2011, we have a full valuation allowance against all deferred tax assets. Our income tax expense primarily relates to current state income taxes payable and the decrease in our effect tax rate is due to the impact of an adjustment in fiscal 2010, offset by changes in state statutory tax rates.

Quarterly Results and Seasonality

The following table sets forth certain unaudited financial and operating data in each fiscal quarter during fiscal year 2012 and each of the first two fiscal quarters during fiscal year 2013. The unaudited quarterly information includes all normal recurring adjustments that we consider necessary for a fair presentation of the information shown. This information should be read in conjunction with the audited consolidated and unaudited condensed consolidated financial statements and related notes thereto appearing elsewhere in this prospectus.

	13 Weeks Ended			14 Weeks Ended	13 Weeks Ended
	March 25, 2012	June 24, 2012	September 23, 2012	December 30, 2012	March 31, 2013	June 30, 2013
	(unaudited; dollars in thousands)
Total Revenues	$62,381	$69,156	$69,869	$73,508	$68,744	$78,186
Income from operations	1,592	2,325	2,817	1,831	152	4,761
Net income attributable to Potbelly Corporation (1)	1,274	1,749	2,548	18,475	18	2,759
Adjusted EBITDA (2)	$6,564	$8,342	$8,034	$8,511	$5,791	$10,392
Total company-operated shops (end of period)	239	248	257	264	269	280
Change in company-operated comparable store sales	6.4%	3.3%	2.2%	2.0%	(0.3)%	3.0%

(1)	The 14 weeks ended December 30, 2012 included a $16.9 million tax benefit related to the release of a valuation allowance against substantially all of our deferred tax assets.

(2)	The following table presents a reconciliation of net income (loss), the most directly comparable GAAP financial measure, to adjusted EBITDA for the periods indicated below. For further discussion of the use of adjusted EBITDA, see footnote 7 to the table included in “Selected Consolidated Financial and Other Data.”

	13 Weeks Ended			14 Weeks Ended	13 Weeks Ended
	March 25, 2012	June 24, 2012	September 23, 2012	December 30, 2012	March 31, 2013	June 30, 2013
	(unaudited; dollars in thousands)
Net income attributable to Potbelly Corporation	$1,274	$1,749	$2,548	$18,475	$18	$2,759
Depreciation expense	3,837	3,716	4,080	4,586	4,380	4,444
Interest expense	128	123	176	114	111	122
Income tax expense (benefit)	206	476	84	(16,760)	17	1,869
Impairment and closures	93	171	—	916	26	61
Pre-opening costs	537	593	630	291	290	429
Stock compensation	470	1,423	427	506	708	434
Costs associated with an initial public offering	19	91	89	383	241	274

Adjusted EBITDA	$6,564	$8,342	$8,034	$8,511	$5,791	$10,392

Historically, customer spending patterns for our established shops are lowest in the first quarter of the year. Our quarterly results have been and will continue to be affected by the timing of new shop openings and their associated pre-opening costs. As a result of these and other factors, our financial results for any quarter may not be indicative of the results that may be achieved for a full fiscal year.

Liquidity and Capital Resources

General

Our primary sources of liquidity and capital resources have been cash provided from operating activities, cash and cash equivalents, and our credit facility. Our primary requirements for liquidity and capital are new shop openings, existing shop capital investments (maintenance and improvements), principal and interest payments on our debt, lease obligations, and working capital and general corporate needs. Our requirement for working capital is not significant since our customers pay for their food and beverage purchases in cash or payment cards (credit or debit) at the time of sale. Thus, we are able to sell many of our inventory items before we have to pay our suppliers for such items. Our shops do not require significant inventories or receivables. We believe that these sources of liquidity and capital will be sufficient to finance our continued operations and expansion plans for at least the next twelve months.

The following table presents summary cash flow information for the periods indicated (in thousands):

	Fiscal Year Ended			26 Weeks Ended
	2010	2011	2012	June 24, 2012	June 30, 2013
				(unaudited)
Net cash provided by (used in):
Operating activities	$18,780	$20,121	$25,085	$12,050	$13,755
Investing activities	(6,243)	(17,758)	(25,936)	(12,790)	(14,411)
Financing activities	(4,382)	(7,197)	(700)	173	(193)

Net increase (decrease) in cash	$8,155	$(4,834)	$(1,551)	$(567)	$(849)

Operating Activities

Net cash provided by operating activities increased to $13.8 million for the 26 weeks ended June 30, 2013, from $12.1 million for the 26 weeks ended June 24, 2012, primarily due to a $2.1 million increase in shop-level profits.

Net cash provided by operating activities increased to $25.1 million for fiscal year 2012, from $20.1 million for fiscal year 2011, primarily due to a $5.3 million increase in shop-level profits.

Investing Activities

Net cash used in investing activities increased to $14.4 million for the 26 weeks ended June 30, 2013, from $12.8 million for the 26 weeks ended June 24, 2012. The increase was primarily due to construction costs for 17 new company-operated shops opened during the 26 weeks ended June 30, 2013, compared to 14 new company-operated shops opened for the 26 weeks ended June 24, 2012, as well as capital expenditures for future shop openings, maintaining our existing shops and certain other projects.

For fiscal years 2012, 2011 and 2010, purchases of property and equipment were $25.9 million, $17.8 million and $6.2 million, respectively. Each year, new company-operated shop development accounted for the majority of the expenditures. The increase in 2012, as compared to 2011, and the increase in 2011, as compared to 2010, were driven by an increase in the number of company-operated shop openings. We estimate that total capital expenditures for fiscal year 2013 will be approximately $29.0 million to $31.5 million, with 32 to 35 new company-operated shop openings planned.

Financing Activities

Net cash used in financing activities was $0.2 million for the 26 weeks ended June 30, 2013, compared to net cash provided by financial activities of $0.2 million for the 26 weeks ended June 24, 2012.

Net cash used in financing activities was $0.7 million and $7.2 million during fiscal years 2012 and 2011, respectively. The decrease in net cash used in fiscal year 2012 as compared to fiscal year 2011 was primarily due to $13.5 million of common and preferred share repurchases that were partially offset by $6.0 million of net borrowings from our senior credit facility.

Credit Facility

On September 21, 2012, we entered into a new five-year revolving credit facility agreement that expires in September 2017 and provides for borrowings up to $35.0 million to fund capital expenditures for new shops, renovations and maintenance of existing shops, and to provide ongoing working capital for other general and corporate purposes. We will be entitled to incur additional incremental increases in the revolving credit facility of up to $25.0 million that will be included in the credit facility if no event of default exists and certain other requirements are met. The credit facility contains customary representations, warranties, negative and affirmative covenants, including a requirement to maintain a maximum leverage ratio, as defined, of 2.25:1 and a minimum debt service coverage ratio, as defined, of 1.5:1. The credit facility also limits the restricted payments (primarily distributions and equity repurchases) that we may make, unless we obtain certain waivers or amendments from our lender. We were in compliance with these restrictions and conditions as of June 30, 2013. The credit facility is secured by substantially all assets of the company. Borrowings under the credit facility bear interest at our option at either (i) a eurocurrency rate determined by reference to the applicable LIBOR rate plus an applicable margin or (ii) a prime rate as announced by JPMorgan Chase plus an applicable margin. As of June 30, 2013, we had $14.0 million outstanding under the credit facility with a weighted-average interest rate of 1.35%. Our previous credit facility, which we entered into in January 2008, would have expired in January 2013 and was repaid in full and terminated when we entered into our new credit facility. See “Description of Credit Facility.”

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements, investments in special purpose entities or undisclosed borrowings or debt that would be required to be disclosed pursuant to Item 303 of Regulation S-K under the Securities Exchange Act of 1934. Additionally, we do not have any synthetic leases.

Contractual Obligations

The following table presents contractual obligations and commercial commitments as of December 30, 2012 (in thousands):

	Payments Due By Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt (including current portion) (a)	$15,169	$79	$1,090	$14,000	$—
Interest on long-term debt (a)	898	189	378	331	—
Operating leases (b)	183,972	27,552	52,530	40,890	63,000
Capital leases	201	27	60	71	43

Total	$200,240	$27,847	$54,058	$55,292	$63,043

(a)	On September 21, 2012, we entered into a five-year revolving credit facility agreement that will expire in September 2017 and provides for borrowings up to $35.0 million to fund capital expenditures for new shops, renovations and maintenance of existing shops and to provide ongoing working capital for other general and corporate purposes. Interest on the credit facility is variable and is included in the table above utilizing an interest rate of 1.35% that applied as of December 30, 2012. Interest expense on the credit facility in 2012 was $0.5 million. Long-term debt also includes a note payable with $1.1 million outstanding as of June 30, 2013. As of December 30, 2012, scheduled principal payments on the note payable were $0.1 million in fiscal year 2013, $0.1 million in fiscal year 2014 and $1.0 million in fiscal year 2015. The above table excludes interest on the note, payable quarterly at an interest rate of 6%.
(b)	Includes base lease terms and certain optional renewal periods that are included in the lease term in accordance with accounting guidance related to leases. Certain of these options are subject to escalation based on various market-based factors.

Impact of Inflation

Our profitability is dependent, among other things, on our ability to anticipate and react to changes in the costs of key operating resources, including food and beverages, labor, energy and other services. Substantial increases in costs and expenses could impact our operating results to the extent such increases cannot be passed along to our customers. Apart from the commodity effects discussed above, in general, we have been able to substantially offset shop and operating cost increases resulting from inflation by altering our menu items, increasing menu prices, making productivity improvements or other adjustments. However, certain areas of costs, notably labor and utilities, can be significantly volatile or subject to significant changes due to changes in laws or regulations, such as the minimum wage laws. There can be no assurance that we will continue to generate increases in comparable store sales in amounts sufficient to offset inflationary or other cost pressures.

New and Revised Financial Accounting Standards

We qualify as an “emerging growth company” pursuant to the provisions of the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, enacted on April 5, 2012. Section 102 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards. However, we are choosing to “opt out” of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Our decision to opt out of the extended transition period is irrevocable.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of our consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Critical accounting policies are those that management believes are both most important to the portrayal of our financial condition and operating results, and require management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. We base our estimates on historical experience and other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Judgments and uncertainties affecting the application of those policies may result in materially different amounts being reported under different conditions or using different assumptions. Our significant accounting policies can be found in Note 2 to our consolidated financial statements. We consider the following policies to be the most critical in understanding the judgments that are involved in preparing our consolidated financial statements.

Impairment of Long-Lived Assets and Disposal of Property and Equipment

We assess potential impairments to long-lived assets, which includes property and equipment, whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of an asset is measured by a comparison of the carrying amount of an asset to its estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized as the amount by which the carrying amount of the asset exceeds the fair value of the asset. Shop-level assets are grouped together for the purpose of the impairment assessment. Due to unfavorable operating results at certain shops, we assessed the related assets for impairment as of December 30, 2012, December 25, 2011 and December 26, 2010. Fair value of the shop assets was determined using the discounted future cash flow method of anticipated cash flows through the shop’s lease-end date using fair value measurement inputs classified as Level 3. Level 3 inputs are derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable. We used a weighted average cost of capital to discount the future cash flows. A 100 basis point change in weighted average cost of capital would not have a material impact on the calculation of an impairment charge. We recorded an impairment charge of $2.9 million, $0.4 million and $0.2 million for the fiscal years 2010, 2011 and 2012, respectively, and $0.1 million and $0.1 million for the 26 weeks ended June 24, 2012 and the 26 weeks ended June 30, 2013, respectively, which is included in impairment and loss on disposal of property and equipment in the consolidated statements of operations. As a result of Hurricane Sandy, we recorded a charge of $0.8 million related to the disposal of assets damaged by the storm.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are attributable to differences between financial statement and income tax reporting. Deferred tax assets, net of any valuation allowances, represent the future tax return consequences of those differences and for operating loss and tax credit carryforwards, which will be deductible when the assets are recovered. Deferred tax assets are reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized. In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. We consider the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Prior to our fiscal quarter ended December 30, 2012, we determined that more likely than not our deferred tax assets would not be fully realizable based on a history of operating losses incurred and established a full valuation allowance in accordance with ASC Topic 740. Throughout fiscal 2012, we evaluated evidence to determine if releasing the valuation allowance is appropriate and concluded in the fourth quarter of fiscal 2012 that it was more likely than not the deferred tax assets will ultimately be realized. In determining the likelihood of future realization of the deferred tax assets as of December 30, 2012, we considered both positive and negative evidence and weighted the effect of such evidence based upon its objectivity. As a result of our analysis of both positive and negative evidence, we believe that the weight of the positive evidence, primarily related to the cumulative income in the most recent three years and achievement of a sustained level of profitability, was sufficient to overcome the weight of the negative evidence, primarily related to continued uncertainty in the condition of the macro-economic environment, and recorded a $16.9 million benefit to release the full valuation allowance against our deferred tax assets in the fourth quarter of 2012.

Stock-Based Compensation

Our 2001 and 2004 Equity Incentive Plans (the “Plans”) permit the granting of awards to employees and nonemployee officers, directors, consultants, agents, and independent contractors of the company in the form of stock appreciation rights, stock awards, and stock options. We account for our stock-based compensation in accordance with ASC 718, Stock Based Compensation. Because our stock option plan contains a performance condition that restricts certain option holders’ ability to exercise vested options until the consummation of an initial public offering (an “IPO”) under the Securities Act or at the discretion of our board of directors, no compensation cost related to vested stock options with these performance conditions has been recognized through June 30, 2013. We have estimated the potential compensation cost to be recorded upon consummation of an initial public offering associated with vested options is approximately $7.2 million as of the date of this filing, which excludes charges related to the transactions described below under “Common Stock Equity Valuations.” We will recognize non-cash stock compensation expense with respect to these options in the period in which the offering is consummated. For stock options granted without these performance conditions, we record stock compensation expense on a straight-line basis over the vesting period based on the grant-date fair value of the option, determined using the Black-Scholes option pricing valuation model. In addition to the grant date fair value of our common stock, the Black-Scholes model requires inputs for risk-free interest rate, volatility and expected lives of the options. Since we do not have a history of traded common stock activity, expected volatility of the options is based on historical data from selected peer public company restaurants. The expected life of options granted is derived from the average of the vesting period and the term of the option. The risk-free rate is based on U.S. Treasury rates in effect at the time of the grant with a similar duration of the expected life of the options.

Common Stock Equity Valuations

Our policy is to have all options granted to be exercisable at a price per share not less than the per-share fair value of our common stock underlying those options on the date of grant. The range of exercise prices of options granted as of June 30, 2013 is $7 to $14 per option, and the options vest over a five-year period from the date of grant. Also, we measure our redeemable convertible preferred stock at its maximum redemption value at each reporting period. The fair value of the company, used to calculate the maximum redemption value of the redeemable convertible preferred stock and to measure the value of the common stock as a key assumption in our stock options, was determined with assistance from an independent third-party valuation specialist. The valuations of the company and our common stock were determined based on valuation methodologies and assumptions selected in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Companies Equity Securities Issued as Compensation. In the absence of observable market data regarding the value of our stock, the valuation of the company and our common stock was estimated using multiple valuation approaches, primarily an income and market approach.

The income approach is based on the present value of estimated future cash flows and relies upon significant assumptions and estimates, including those related to the selected discount rate and forecasted revenues and expenses. The market approach is based on a comparison to observed fair values of comparable peer companies and recent market transactions, adjusted for the relative size and profitability of these peer companies.

The table below sets forth the options granted during the twelve months prior to June 30, 2013:

Grant Date	Number of Options Granted	Exercise Price	Grant-date Fair Value of Common Stock	Grant-date Black-Scholes Fair Value of Option
10/30/2012	5,000	$9.60	$9.60	$4.44
12/3/2012	144,671	9.60	9.60	4.15
12/21/2012	20,412	9.60	9.60	4.21
2/26/2013	59,865	9.47	9.47	3.88
3/5/2013	289,828	9.47	9.47	4.16 to 4.39
4/9/2013	48,667	9.47	9.47	4.05 to 4.13

In August 2013, we (a) issued options and replacement options to purchase 122,271 and 81,064 shares, respectively, of our common stock at an exercise price of $10.59 per share to Bryant Keil, (b) issued options to purchase 227,187 shares of our common stock at an exercise price of $10.59 per share to Aylwin Lewis and approved the issuance of options to purchase 395,000 shares of our common stock at an exercise price equal to the initial public offering price to certain senior leaders, (c) modified certain option agreements to accelerate vesting for certain executives and (d) reduced the exercise price for all options held by current employees with an exercise price of $14.00 per option to $10.59 per option. The fair value of our common stock used as the grant price for these options was based on a concurrent valuation prepared by an independent valuation specialist as discussed in our consolidated financial statements. A discussion of the compensation expense related to each of the foregoing transactions can be found in Note 13 to our consolidated financial statements.

The table below sets forth the range of assumptions used to determine fair value of the various option grants and warrant issuances utilizing the Black-Scholes-Merton option pricing model. We used the simplified method for determining the expected life of the options. We are unable to calculate specific stock price volatility as a private company, and as such, we used a blended volatility rate for comparable publicly traded companies.

Common stock fair value:	$9.47 to $10.59 per share;
Expected life of options:	5 to 6.5 years;
Volatility:	45.5% to 48.6%;
Risk-free interest rate:	0.6% to 1.4%;
Dividend yield:	—

Quantitative and Qualitative Disclosures of Market Risks

Interest Rate Risk

We are subject to interest rate risk in connection with borrowings under our credit facility, which bear interest at variable rates. As of June 30, 2013, we had $14.0 million outstanding under our credit facility. A 100 basis point change in the interest rate would not have a material impact on our financial condition or results of operations. We did not have any material exposure to interest rate market risks for fiscal year 2012 or for the 26 weeks ended June 30, 2013.

Commodity Price Risk

We are also exposed to commodity price risks. Many of the food products we purchase are subject to changes in the price and availability of food commodities, including among other things beef, poultry, grains, dairy and produce. Prices may be affected due to market changes, increased competition, the general risk of inflation, shortages or interruptions in supply due to weather, disease or other conditions beyond our control, or other reasons. For example, the drought conditions of 2012 increased certain commodity prices, including beef. We have partially offset these costs by increasing menu prices. We work with our suppliers and use a mix of forward pricing protocols for certain items under which we agree with our supplier on fixed prices for deliveries at some time in the future, fixed pricing protocols under which we agree on a fixed price with our supplier for the duration of that protocol, and formula pricing protocols under which the prices we pay are based on a specified formula related to the prices of the goods, such as spot prices. Our use of any forward pricing arrangements varies substantially from time to time and these arrangements tend to cover relatively short periods (i.e., typically twelve months or less). We do not enter into futures contracts or other derivative instruments. Increased prices or shortages could generally affect the cost and quality of the items we buy or may require us to further raise prices or limit our menu options. These events, combined with other general economic and demographic conditions, could impact our pricing and negatively affect our sales and profit margins.

BUSINESS

The Neighborhood Sandwich Shop

Potbelly is a fast-growing neighborhood sandwich concept offering toasty warm sandwiches, signature salads and other fresh menu items served by engaging people in an environment that reflects the Potbelly brand. Our combination of product, people and place is how we deliver on our passion to be “The Best Place for Lunch.” Our sandwiches, salads and hand-dipped milkshakes are all made fresh to order and our cookies are baked fresh each day. Our employees are trained to engage with our customers in a genuine way to provide a personalized experience. Our shops feature vintage design elements and locally-themed décor inspired by the neighborhood that we believe create a lively atmosphere. Through this combination, we believe we are creating a devoted base of Potbelly fans that return again and again and that we are expanding one sandwich shop at a time.

We believe that a key to our past and future success is our culture. It is embodied in The Potbelly Advantage, which is an expression of our Vision, Mission, Passion and Values, and the foundation of everything we do. Our Vision is for our customers to feel that we are their “Neighborhood Sandwich Shop” and to tell others about their great experience. Our Mission is to make people really happy, to make more money and to improve every day. Our Passion is to be “The Best Place for Lunch.” Our Values embody both how we lead and how we behave and form the cornerstone of our culture. We use simple language that resonates from the frontline associate to the most senior levels of the organization, creating shared expectations and accountabilities in how we approach our day-to-day activities. We strive to be a fun, friendly and hardworking group of people who enjoy taking care of our customers, while at the same time taking care of each other.

We believe executing on The Potbelly Advantage at a high level creates a distinct competitive advantage and drives our operating and financial results, as illustrated by the following:

•

As of June 30, 2013, we had a domestic base of 286 shops in 18 states and the District of Columbia. Of these, the company operates 280 shops and franchisees operate six shops. In addition, there are 12 franchised shops in the Middle East. Total shop growth was 16.0% over the prior year;

•

We achieved positive comparable store sales growth in twelve of the last thirteen quarters through our fiscal quarter ended June 30, 2013 (comparable store sales growth reflects the change in year-over-year sales of shops open for 15 or more months);

•

From 2011 to 2012, we increased our total revenue 15.5% to $274.9 million, our adjusted EBITDA 17.6% to $31.5 million, and our net income for the year ended December 30, 2012 to $7.1 million, excluding a $16.9 million non-cash tax benefit as a result of releasing a valuation allowance against our deferred tax assets; and

•

From 2008 to 2012, we increased our shop-level profit margin by 520 basis points: with levels of 15.5%, 19.2%, 20.9%, 21.6% and 20.7% in 2008, 2009, 2010, 2011 and 2012, respectively (shop-level profit margin measures net shop sales less shop operating expenses as a percentage of net shop sales).

See “Selected Consolidated Financial and Other Data” for a discussion of adjusted EBITDA, adjusted EBITDA margin and shop-level profit margin and a reconciliation of the differences between adjusted EBITDA and net income (loss) and shop-level profit and income (loss) from operations, as well as a calculation of shop-level profit margin. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a definition of comparable store sales.

Our History

Potbelly started in 1977 as a small antique store on Lincoln Avenue in Chicago. To boost sales, the original owner began offering toasty warm sandwiches to customers. Soon, people who had no interest in antiques were stopping by to enjoy the delicious sandwiches, homemade desserts and live music featured in the shop. As time passed, Potbelly became a well-known neighborhood destination with a loyal following of regulars and frequent lines out the door.

The original owner sold the Lincoln Avenue store to Bryant Keil in 1996. Bryant was the entrepreneur with the vision to expand Potbelly. We opened our second shop in 1997 and continued to open shops in more neighborhoods reaching 100 shops in 2005, 200 shops in 2008 and 300 shops in 2013. Throughout our growth, each new shop has maintained a similar look, vibe and experience that defines the Potbelly brand. Though our shops vary in size and shape, we maintain core elements in each new location, such as fast and efficient line flow, vintage décor customized with local details and exceptional customer focus. Just like our first shop on Lincoln Avenue, we are committed to building deep community roots in all the neighborhoods we serve.

Industry Overview

According to the National Restaurant Association (“NRA”), U.S. restaurant industry sales are projected to grow 3.8% to $661 billion in 2013, representing approximately 4% of the U.S. gross domestic product. The NRA projects that 47% of total U.S. food expenditures will be spent at restaurants in 2013, up from 44% in 1996 and 25% in 1955.

According to Technomic, Inc. (“Technomic”), a national consulting market research firm, the restaurant industry is divided into two primary segments, limited-service restaurants (“LSRs”) and full-service restaurants, and is generally categorized by price, quality of food, service and location. LSRs are defined as establishments with patrons who pay before eating and generate an average check between $3 and $12. The LSR segment is further divided into (i) quick-service restaurants, which are defined as traditional “fast food” restaurants, generally with check averages between $3 and $8.50, and (ii) fast-casual restaurants, which are establishments with limited service, check averages generally between $8.50 and $12, food prepared to order, fresh (or perceived as fresh) ingredients, innovative food suited to sophisticated tastes, and upscale or highly developed interior design.

Technomic reported that LSRs accounted for 73% of the sales of the Top 500 U.S. restaurant chains in 2012. We operate in the “Other Sandwich” category, which includes LSRs specializing in sandwiches and wraps, other than hamburgers. This category accounted for $21.9 billion of sales in 2012 by the Top 500 chains. Sales in this category increased 5.9% from 2011 to 2012, outperforming the broader LSR growth rate of 5.6% over the same time period. We cannot provide assurance that the increases in sales in this category will continue or that we will benefit from any such increases.

Our Competitive Strengths

We believe the following competitive strengths provide a platform for us to achieve continued growth:

Simple, Made-to-Order Food. Our menu features items made from high quality ingredients, such as fresh vegetables, hearth-baked bread and all-natural, breast meat chicken (without preservatives or artificial flavors). We also use whole muscle turkey, ham and roast beef, rather than chopped and formed deli meats. See “—Our Food—Our Menu” for more information on our ingredients. Our sandwiches are made fresh to order, and many are based on the original recipes from 1977. They are served toasty warm on our signature multigrain wheat or regular bread which is delivered to our shops. We slice our meats and cheeses daily in each shop to ensure freshness. Our sandwiches can be customized with a variety of toppings, including our unique Potbelly hot peppers that are made with a combination of spices exclusively for us. We believe our sandwiches have the right balance of ingredients with the last bite tasting as good as the first. Our generously sized cookies are baked fresh daily in each shop, and our hand-dipped shakes, malts and smoothies are made from real ingredients and come with our signature butter cookie on the straw. Our menu regularly evolves based on consumer trends and customer feedback. Among other things, we solicit customer feedback quarterly via in-person “Customer Advisories” in our major markets and conduct an annual customer survey to help determine trends. See “—Our Food—Customer Feedback” for more information about these surveys. For example, we now offer signature salads that are made to order and have recently introduced the all-veggie Mediterranean sandwich.

We believe our simple menu and freshly-made food offer ease of ordering and broad appeal and help us create loyal Potbelly fans that return again and again. Based on the CREST® data provided by the NPD Group, which tracks consumer reported eating share trends, on average our customers eat at our shops approximately two times every four-week period. Additionally, based on our 2012 annual customer surveys, which we distributed by email, we believe 18% of our customers come to a Potbelly shop one or more times per week. See “—Our Food—Customer Feedback.”

Differentiated Customer Experience That Delivers a Neighborhood Feel. We strive to provide a positive customer experience that is driven by both our employees and the atmosphere of our shops. We look to hire employees that are outgoing people and train them to interact with our customers in a genuine way while providing fast service. To support the neighborhood feel of our shops, most of our managers live in the neighborhood where their shop is located. We believe this allows them to get to know their customers, understand the unique character of each neighborhood and form deep roots within the community. Each of our shops features vintage décor and shared design elements, such as the use of wood, wallpaper motifs and our signature Potbelly stove. In addition, our shops display locally-themed photos and other decorative items inspired by the neighborhood. We believe we enhance our atmosphere with live, local musicians that perform at least three times per week in the majority of our shops. Every Potbelly location strives to be “The Neighborhood Sandwich Shop,” creating devoted fans who tell others about their experience. We believe our shops are strongly integrated into the neighborhood through the use of local managers, musicians and locally-themed décor and engage with customers through initiatives such as fundraising for local causes and other promotions that cater to local interests. We believe the unique Potbelly experience encourages repeat customer visits and drives increased sales.

Attractive Shop Economics. Our shop model generates strong cash flow, attractive shop-level financial results and high returns on investment. We operate our shops successfully in a wide range of geographic markets, population densities and real estate settings. The broad appeal of our menu offerings and the moderate investment requirements of our shops allow us to generate average shop-level profit margins above 20% and cash-on-cash returns, on new company-operated shops, above 25% after two full years of operation. We have achieved these targets in 2010, 2011, 2012 and the 26 weeks ended June 30, 2013. Shop-level profit margin is a financial measure which is not required by, or presented in accordance with, U.S. generally accepted accounting principles (“GAAP”). Our ability to maintain such margins and returns depends on a number of factors. For example, we face increasing commodity costs, which we have partially offset by increasing menu prices. Although there is no guarantee that we will be able to maintain these returns, we believe our attractive shop economics support our ability to profitably grow our brand in new and existing markets.

Management Team with Substantial Operating Experience. Our senior management team has extensive operating experience across disciplines in the restaurant and retail sectors, including store operations, marketing, human resources, innovation, real estate, supply chain and finance. This team has an average of over 17 years of restaurant industry experience, and many of our executives have experience at large public companies. Our core senior management team has been together since 2008, when we hired our President and CEO, Aylwin Lewis. Aylwin was previously with Yum! Brands, Inc. from 1991 to 2004, most recently as President and Chief Multibranding and Operating Officer, as well as with Sears Holdings from 2004 to 2008, most recently as President and CEO. We believe our experienced leadership team is a key driver of our success and positions us to execute our long-term growth strategy.

Distinct, Deep-Rooted Culture: The Potbelly Advantage. We believe our culture is a key to our success. It is embodied in The Potbelly Advantage, which is an expression of our Vision, Mission, Passion and Values. The Potbelly Advantage is the written mission statement for our company that is shared with everyone who works at our company, from our top executives to shop associates. We believe such mission statement serves as the foundation of everything we do, including how we plan and manage our business. Our Vision is to create Potbelly fans nationwide. We want our customers to feel we are their “Neighborhood Sandwich Shop” and to become Potbelly fans and advocates. Our Mission is to make our customers and employees happy, to make more money and to improve our business every day. Our Passion is to be “The Best Place for Lunch.” We strive to emphasize our Values of integrity, teamwork, accountability, positive energy and coaching throughout all levels of our organization including in our hiring process and training programs. We also place importance on values for our leaders, such as delivering results through execution and building and inspiring teams. The Potbelly Values form a common language across our organization that we believe makes Potbelly a place our employees love to work. Through our Ethics Code of Conduct, ongoing training and evaluations, we encourage our employees to perform at their personal best and help them to work together as a team to make sure we deliver a positive experience to everyone who works here. See “—Shop Operations and Management—Our People.” Our culture helps us attract and retain employees and has contributed to our hourly employee turnover rate of 73% for the 26 weeks ended June 30, 2013. We believe The Potbelly Advantage allows us to deliver operational excellence and grow our business and our base of devoted Potbelly fans.

Our Growth Strategy

We strive to grow profitability and create value for our stockholders by working to achieve the goals listed below. While we cannot provide assurances that we will be able to achieve and maintain these objectives, we consider each of them to be a core strategy of our business.

Run Great Shops. We believe that continued excellence in shop-level execution is fundamental to our growth strategy. To maintain our operational standards we use a Balanced Scorecard approach to measure People, Customers, Sales and Profits at each of our shops. Hiring the right people and maintaining optimal staffing levels enable us to run efficient operations. We track metrics such as peak hour throughput, mystery shopper scores and neighborhood engagement activities, such as fundraisers for local causes, to improve the customer experience. Shop sales and profitability are benchmarked against prior year periods and budget, and we focus on achieving targets on a shop-by-shop basis. To support our shop operators, we invest in systems and technology that can meaningfully improve shop-level execution. For example, we have enhanced capabilities around in-line order-taking by using a proprietary tablet system in approximately 44% of our shops as of June 30, 2013 to further increase throughput by increasing accuracy and speed of order taking. In addition, we are expanding our backline businesses, including catering, delivery and online ordering, which we view as additional growth drivers.

Find and Build Great Shops. Our shops are successful in diverse markets in 18 states and the District of Columbia, and we intend to continue to build company-operated shops in both new and existing markets utilizing our thoughtful site selection process. We evaluate a number of metrics to assess the optimal sites for our new shops, including neighborhood daytime population, site visibility, traffic and accessibility, along with an on-the-ground qualitative assessment of the characteristics of each unique trade area. This location-specific approach to development allows us to leverage our versatile shop format, which does not have standardized requirements with respect to size, shape or location, to achieve strong returns across a wide range of real estate settings. See “—Site Selection and Expansion—Shop Design” for more information about our shop requirements. In 2011, 2012 and the 26 weeks ended June 30, 2013, we opened 21, 31 and 17 new company-operated shops, respectively, and expanded into New York, Seattle, Boston, Phoenix, Cleveland, Kansas City, Missouri and Portland, Oregon. In those same time periods, we closed five shops, one shop and one shop, respectively, due to under-performance or lease expirations. We expect to open 32 to 35 new company-operated shops in 2013. Over the long term, we plan to grow the number of Potbelly shops at least 10% annually. We cannot provide assurance that we will be able to grow the number of Potbelly shops by 10% in any year or over any period of time or that we will be able to open any specific number of shops in any year.

Achieve High Margins and Returns. Our approach to margin enhancement begins with continuous efforts to improve the financial results of our shops. We focus on cash-on-cash returns to the company and look to grow shop-level profitability each year through sales growth and productivity improvements. Between 2008 and 2012, we increased our shop-level profit margin, a non-GAAP measure, from 15.5% to 20.7%. We also focus on cash flow generation, which supports our self-funded development model of sourcing our liquidity and capital resource needs primarily from operating activities and cash and cash equivalents. We also have a credit facility to provided another source of liquidity and to manage cash flow timing. We believe we exercise strong financial discipline in managing expenses and by encouraging employee efficiency with the goal of achieving and maintaining general and administrative expenses under 10% of revenue. In addition, we expect our sales and shop-level profit margin to grow faster than general and administrative expenses. Our intention is to maintain average shop-level profit margins over 20% as we continue to grow. However, we cannot provide assurances that we will be able to maintain our shop-level profit margin levels or that we will be able to achieve or maintain low levels of expenses.

Become a Global Iconic Brand. We believe that our premise of a “Neighborhood Sandwich Shop” has broad appeal across a wide range of market types and geographies. We believe that Potbelly is a recognized brand beyond the neighborhoods in which we currently operate. Based on our management’s experience, we believe a significant contributor to this success is word-of-mouth publicity by our customers who enjoy their Potbelly experience and tell others about it. We learn from the formal customer feedback we solicit (See “—Our Food—Customer Feedback”), and from managers and employees who interact with customers in our shops, that many customers in new markets report positive recommendations from friends and family members who live in regions with established Potbelly shops. We believe that our positive brand perception helps drive interest in our shops in both existing and new markets.

Be a Great Franchisor. In 2010, we initiated a program to franchise shops in selected markets in the U.S., including Indiana, Kentucky, Minnesota, Missouri, Ohio and Texas. As we develop our franchise program, we intend to expand the number of franchise shops on a disciplined basis. We perform a market analysis and focus on markets we believe have appropriate characteristics for our franchise shops and on franchisees that are compatible with the Potbelly culture. As of June 30, 2013, our franchisees operated six shops domestically. In addition, we have signed a franchise development agreement with the Alshaya Trading Company W.L.L. (“Alshaya”), a leading franchisee of retail brands, to develop shops in the Middle East. As of June 30, 2013, Alshaya operated 12 shops in Kuwait, the United Arab Emirates and Bahrain. See “—Franchising” for more information about our program and about Alshaya. We expect to have opened between seven and ten new franchisee-operated shops in 2013. Although we do not expect franchise activities to result in significant revenue in the near term, we see the selective expansion of our franchising efforts to be a valuable potential growth opportunity over time.

Our Food

Our Menu

Each of our shops offers freshly-made food with high quality ingredients from a simple menu with sandwiches at a limited number of price points. The majority of our sales are generated during lunchtime hours, but dinner and breakfast (in locations with high early morning traffic) are also important to our business. Our menu currently includes toasty warm sandwiches, signature salads, soups, chili, sides, desserts and, in our breakfast locations, breakfast sandwiches and steel cut oatmeal.

Every toasty warm sandwich on the Potbelly menu is made-to-order and customizable and many are based on the original recipes from 1977. Sandwiches are made with our signature multigrain wheat or regular bread as “Originals” (our “regular” size), “Bigs” (30% bigger) and “Skinnys” (less meat and cheese on thin cut bread with 20% less fat than Originals). We slice our meats and cheeses daily in each shop to ensure freshness, and each of our sandwiches can be customized with a variety of toppings, including our unique Potbelly hot peppers that are made with a combination of spices exclusively for us. We believe our sandwiches have the right balance of ingredients with the last bite tasting as good as the first.

Our core sandwich offerings include the following:

Customers can also order off-menu sandwiches and variations on our sandwiches, including the “Wrecking Ball” (A Wreck plus meatballs), the “Lucky Seven” (which includes all seven of our sliced meat choices) and the “Cheeseburger” (the Meatball with cheddar cheese and no marinara). These items are on what our loyal fans call the “Underground Menu,” which contributes to the special connection between Potbelly and our customers.

Our shops also offer salads which are made fresh to order with high quality ingredients. Our signature salads include the following:

Customers may order any of our salads without meat for a vegetarian option and may customize a salad as they desire. Salads come with a choice of dressing, including Potbelly Vinaigrette, Balsamic Vinaigrette, Buttermilk Ranch and Non-Fat Vinaigrette. We believe our signature salads are key to diversifying our menu and help ensure that there is something for everyone at our shops.

We also offer soups, chili and side dishes. Different soups are offered daily, including varieties such as Broccoli Cheddar, Chicken Noodle, Loaded Baked Potato, Chicken Enchilada and Spicy Southwest Veggie. We have vegan soup options, including Garden Vegetable and Spicy Black Bean. Our chili is available seven days a week and is a hearty recipe of ground beef, kidney beans, onions and bell peppers sweetened with a touch of molasses. Additionally, customers can choose side dishes of coleslaw, macaroni salad, potato salad, potato chips or a whole dill pickle.

Our hand-dipped shakes and smoothies are made with real ingredients and come with our signature butter cookie on the straw. Our classic shake flavors include vanilla, chocolate, strawberry, coffee and Oreo®, and our smoothies include real fruit, such as bananas and strawberries. Our varieties of cookies are baked fresh in each shop daily and include Oatmeal Chocolate Chip, Sugar, Chocolate Brownie and Chocolate Cherry Granola cookies. Customers can also order an ice cream sandwich, with their choice of cookies and ice cream, or our signature chocolate and caramel Dream Bar.

Certain of our shops in areas with high early morning traffic also offer breakfast selections. Our breakfast menu includes made-to-order breakfast sandwiches on our signature multigrain wheat or regular bread and include Egg & Cheddar Cheese; Bacon, Egg & Cheddar Cheese; Sausage, Egg & Cheddar Cheese; and Ham, Mushroom, Egg & Swiss Cheese. Like our lunch and dinner sandwiches, our breakfast sandwiches are served toasty warm and any of our toppings can be added. We also offer steel cut oatmeal with toppings such as raisins, brown sugar, bananas, walnuts, apples and cranberries, and have other breakfast items available such as yogurt parfaits, bagels and dark roast coffee.

Our shops use high quality ingredients such as fresh produce which is delivered two to three times per week, hearth-baked bread, and whole-block cheeses sliced daily in our shops. We use all-natural chicken (meaning without preservatives or artificial flavors) in our sandwiches and salads. Our turkey, hickory-smoked ham and black angus roast beef are all whole-muscle meats sliced daily in our shops. Our dry-cured salami is made with fresh garlic and real red wine and we use white albacore tuna in our home-made tuna salad.

Overall, we believe our menu of high quality food at reasonable prices offers considerable value to our customers. In fiscal 2012, our system-wide average check was approximately $7.00. We generally do not discount our menu items in order to help ensure that we are able to maintain our high standards, as opposed to the discounting programs implemented by some other restaurant operators aimed at increasing traffic and revenue but that may impact profitability and quality.

Customer Feedback

We seek customer feedback on our food and operations in various ways. For example, we conduct an annual customer survey via email to learn what our customers think about us. We circulate a voluntary online survey to each customer listed in our company-wide email database, which includes email addresses obtained through our website, customer complaints and compliments, our in-shop business card drop, our Facebook page and other methods. In 2012, we sent the online survey to over 300,000 customers, with over 20,000 customers electing to participate. Customers who take the annual survey are not compensated.

We also solicit feedback via quarterly in-person “Customer Advisories” in each of our major markets of Chicago, Washington, D.C. and Dallas. At each “Customer Advisory,” certain executives and local managers meet with approximately ten customers to get feedback on our products and initiatives. The customers who participate are selected from those listed in our company-wide email database as having recently dined at the shop in which the “Customer Advisory” will be held. Our marketing team strives to have participants who are representative of the diverse customers who patronize the specific shop. Customer participants in each “Customer Advisory” receive a nominal Potbelly gift card as a thank you for their participation.

Evolution of Our Menu

We have selectively expanded our menu offerings in response to shifts in customer tastes and demand. For example, we began offering breakfast items in 2001 and Bigs and Skinnys in 2008. We also added new grilled chicken salads in 2010 and introduced the all-veggie Mediterranean sandwich in 2012. We will continue to respond to consumer trends and customer feedback as we believe menu innovations are a way for us to continue to grow our business.

When we enter new markets, we employ a “lifecycle” approach to introducing our menu. Shops opened in new markets initially offer only our Original sandwiches to introduce new customers to our core menu items. Additionally, this approach simplifies our line operations and allows our new shops to focus on execution and speed of service. We gradually increase our menu offerings at these shops until the full range of Potbelly offerings are available.

Food Preparation and Safety

Food safety is a top priority, and we dedicate substantial resources, including our supply chain team and quality assurance teams, to help ensure that our customers enjoy safe, quality food products. We have taken various steps to mitigate food quality and safety risks, including having personnel focused on this goal together with our supply chain team. Our shops undergo third-party food safety reviews, internal safety audits and routine health inspections. We also consider food safety and quality assurance when selecting our distributors and suppliers.

Shop Operations and Management

We believe having an excellent manager in each shop is a critical factor in achieving continuous excellence in operations. Managers hire our employees, help ensure consistent execution of our menu items and strive to achieve specific targets that are evaluated on a quarterly basis. We devote significant time and resources to identifying, selecting and training our managers who plan, manage and operate their shops and who, along with our employees, provide a positive customer experience to our Potbelly fans. We believe our comprehensive processes for developing business leaders, such as our shop managers, are a key factor in driving our success.

Potbelly Operations

Our operations are structured around the elements of People, Customers, Sales and Profits. During our peak hours of 11:30 a.m. to 1:30 p.m., our employees greet our customers and take their orders while they wait in line using a proprietary tablet system in some shops to communicate with our food preparation employees. We focus on effective communication, technology and management to provide a quick and seamless experience for our customers. In addition, each shop completes quarterly tactical plans designed to help the shop achieve its targets relative to each element. In order to better assess and improve the Potbelly experience, we use a Balanced Scorecard that tracks elements such as sales and profitability metrics, employee turnover and a “mystery shopper” score, which essentially is a survey of customer satisfaction with the Potbelly experience. We review overall scores locally, regionally and nationally in order to assess our operational progress and identify areas of operational focus. Attaining certain ratings on the Balanced Scorecard allows a shop to be eligible for incentive targets paid quarterly and annual merit awards.

Our People

We look to attract, hire and retain smart, talented and outgoing people who share and demonstrate our values. We value friendly employees who engage with our customers in a genuine way to provide a personalized experience. We select employees using interview questions based on our values to determine the extent of candidate fit. All employees attend culture training classes that include team exercises and scenarios to practice utilizing the tools relative to our values of integrity, teamwork, accountability, positive energy and coaching. We strive to empower our employees to do what is right and encourage them to perform at their personal best. We believe we make expectations and accountabilities clear through our culture training and our Ethics Code of Conduct, which summarizes employee conduct guidelines and is required to be reviewed and signed by every employee as a condition of employment. We believe we encourage each employee to perform at their personal best by establishing personal and professional goals through an ongoing continuous development plan. We believe the success of these programs is evident in our turnover rates and our internal promotion rates. For example, our associate, shift leader, assistant manager and general manager turnover rates have experienced significant reductions in the last four years since the inception of these programs. Employees are further encouraged to perform at their personal best through an ongoing scorecard measuring system that is tied directly to a pay for performance compensation program. We believe our sustainable process to hire, train and develop our people enables us to deliver a positive customer experience. A typical Potbelly shop consists of one manager, one assistant manager and as many as 12 to 16 employees during our peak hours.

Most of our managers live in the neighborhood in which their shop is located. We believe this allows them to get to know their customers, understand the unique character of each neighborhood and form deep roots within the community. The shop manager has primary responsibility for the day-to-day operation of the shop and is required to abide by Potbelly’s operating standards. Our Management Training Program provides new managers with six to eight weeks of training that emphasizes culture, standards, strategy and procedures to prepare them for success, and is followed by on-going in-shop coaching with their District or Market manager. Our shop managers report to District or Market Managers who typically report to a Zone Manager, and ultimately to our Senior Vice President of Operations. In addition, members of senior management visit shops regularly to help ensure that our culture, strategy and quality standards are being adhered to in all aspects of our operations.

Shop managers are responsible for selecting and training the employees for each new shop. The training period for new non-management employees lasts approximately eight weeks and is characterized by on-the-job supervision by an experienced employee. Ongoing employee training remains the responsibility of the shop manager, but, as noted above, we provide specific training for our employees around The Potbelly Advantage several times a year. Special emphasis is placed on the consistency and quality of food preparation and service which is monitored through ongoing meetings with managers. In addition, we have other continuing communications with all of our employees.

The Potbelly Experience

We seek to deliver a positive experience for every customer at every opportunity through our tasty food, unique atmosphere and outgoing and engaging employees. We seek to staff each shop with experienced teams to ensure consistent and attentive customer service. We look to hire employees who are friendly and responsive to the needs of our customers as they assist them in selecting menu items complementing individual preferences. We strive to staff at 110% during peak hours to ensure a fast yet personal Potbelly experience for each customer, with face-to-face interaction from start to finish. We also provide backline services, including catering, delivery and online ordering to serve our Potbelly fans.

In addition, music has been integral to the Potbelly culture since our first shop opened in 1977 and adds a neighborhood vibe. Local musicians frequently perform live at Potbelly shops creating a distinctive dining experience. Some of our shops also host special events. For example, the Potbelly Jazz Series in Chicago features solo jazz musicians and Open Mic Night in Ann Arbor and New York City feature up-and-coming local musicians.

We believe the combination of our great food, people and atmosphere makes Potbelly “The Best Place for Lunch.”

Site Selection and Expansion

We believe we are well positioned to continue growth in our existing markets and have significant expansion potential in new geographic areas throughout the United States. As of June 30, 2013, we had a domestic base of 286 shops in 18 states and the District of Columbia. Of these, the company operates 280 shops and franchisees operate six shops. In addition, there are 12 franchised shops in Kuwait, the United Arab Emirates and Bahrain. The following map shows the number of shops in each of the states in which we operated as of June 30, 2013.

Over the long-term, we plan to grow the number of Potbelly shops by at least 10% annually. In 2011, 2012 and the 26 weeks ended June 30, 2013, we opened 21, 31 and 17 new company-operated shops, respectively, and expanded into New York, Seattle, Boston, Phoenix, Cleveland, Kansas City, Missouri and Portland, Oregon. In 2013, we expect to open 32 to 35 company-operated shops in total, including shops in Connecticut. We cannot provide assurance that we will be able to grow the number of Potbelly shops by 10% in any year or over any period of time or that we will be able to open any specific number of shops in any year.

Our proven shop model is designed to generate strong cash flow, attractive shop-level financial results and high returns on investment. With an average new shop investment of approximately $600,000 and average unit volumes in excess of $1 million, which represent the average net sandwich shop sales for all shops on an annual basis, we strive to generate average shop-level profit margins, a non-GAAP measure, above 20% and cash-on-cash returns, on new company-operated shops, above 25% after two full years of operation. However, we cannot provide any assurances that we will achieve and maintain similar profit margins or cash returns in the future.

Site Selection Process

We consider the location of a shop to be a critical variable in its long-term success and as such, we devote significant effort to the investigation and evaluation of potential locations. We actively develop shops in both new and existing markets and plan to continue to expand in selected regions throughout the United States. Our Real Estate Committee, which includes most of our senior management team, meets weekly to discuss all aspects of our development program. The process for selecting locations incorporates management’s experience and expertise and includes extensive data collection and analysis. We proactively seek new shop locations based on specific criteria, such as demographic characteristics, daytime population thresholds and traffic patterns, along with the potential visibility of, and accessibility to, the shop. Additionally, we use information and intelligence gathered from managers and other shop personnel that live in or near the neighborhoods we are considering. New shops are built with only one purpose in mind: to generate cash flow that meets or exceeds those modeled in our return targets. We are disciplined in our development, and we routinely forego sites that have many positive attributes, including strong visibility and street presence, but have challenging economics, such as high occupancy costs.

Since we do not have standardized requirements with respect to size, shape or location, we are flexible in our site selection process. This allows us to choose and open shops with a wide variety of shapes in a wide variety of areas, including in urban central business districts and suburban areas near shopping malls or other high-traffic locations. Proposed locations are visited, reviewed and approved by key members of our Real Estate Committee.

Shop Design

We strive to create a unique customer experience that delivers a neighborhood feel for each shop. We typically design the interior of our shops in-house, utilizing outside architects when necessary. Our design team sources most furnishings and decorations for our shops. Each of our shops features vintage décor and shared design elements, such as the use of wood, wallpaper motifs and our signature Potbelly stove. Consistent with The Potbelly Advantage, our shops display locally-themed photos and other decorative items inspired by the neighborhood. Most of our shops also feature a space for musicians to perform. Our shop size averages approximately 2,300 square feet; however, we currently target shop sizes between 1,800 and 2,200 square feet for new openings. The dining area of a typical shop can seat anywhere from 50 to 60 people. Some of our shops incorporate larger dining areas and outdoor patios. We believe the unique atmosphere and local music creates a lively place where friends and family can get together, encourages repeat visits by our customers and drives increased sales.

Construction

Construction of a new shop generally takes approximately 50 to 70 days from the date the location is leased or under contract and fully permitted. Each new shop requires a total cash investment of approximately $600,000, but this figure could be materially higher or lower depending on the market, shop size and condition of the premises upon landlord delivery. We generally construct shops in third-party leased retail space but also construct free-standing buildings on leased properties. In the future, we intend to continue converting existing third-party leased retail space or constructing new shops in the majority of circumstances. For additional information regarding our leases, see “—Properties.”

Franchising

In 2010, we initiated a program to selectively franchise our shops to take advantage of incremental growth opportunities. We intend to expand the number of franchise shops on a disciplined basis as we develop our franchise program. As of June 30, 2013, we had six domestic franchised shops in six locations. Internationally, our first franchise partner is Alshaya, a company with which we had discussions for several years. At June 30, 2013, Alshaya operated 12 franchised shops in Kuwait, the United Arab Emirates and Bahrain and has exclusive franchising rights in the Middle East. Our agreement with Alshaya provides that Alshaya may also open shops in Egypt, Jordan, Lebanon, Oman, Qatar, Saudi Arabia and elsewhere in the United Arab Emirates.

We look for franchisees who love working with a team and have solid business experience, financial qualifications and personal motivation. Our franchise arrangements grant third parties a license to establish and operate a shop using our systems and our trademarks in a given area. The franchisee pays us for the ideas, strategy, marketing, operating system, training, purchasing power and brand recognition. All new franchisees participate in a ten to twelve week training program consisting of real life experience in our company-operated shops, as well as training at our Potbelly Support Center in Chicago. Franchised shops must be operated in compliance with our methods, standards and specifications, regarding menu items, ingredients, materials, supplies, services, fixtures, furnishings, décor and signs. Although we do not expect franchise activities to result in significant revenue in the near term, we see the selective expansion of our franchising efforts to be a valuable potential growth opportunity over time.

Advertising and Marketing

We believe our shops appeal to a broad base of loyal customers who return again and again for our great food and fun environment staffed by friendly people. Historically, one to two percent of our annual revenue has been spent on marketing efforts. A portion of our marketing budget is spent at the shop level, with the goal of building relationships within our neighborhoods to increase the frequency of return visits and attract new customers. Our methods of marketing and advertising promote and maintain the Potbelly brand image and, among other things, generate awareness of shop locations and new menu offerings.

Neighborhood Shop Marketing

Consistent with our neighborhood approach, a portion of our marketing investments are made at the shop level. Neighborhood shops frequently hire local musicians and hold a variety of community events, including fundraisers. For example, during a “Shake Fundraiser” for smaller community organizations, Potbelly donates a portion of sales for each customized milkshake sold. For larger organizations, Potbelly sponsors local cause fundraisers, where 25% of sales gathered at the event are donated to the organization’s cause. Our shops promote these events and other events through social media, public relations, in-shop materials and local support, which results in increased traffic. Additionally, we engage in a variety of promotional activities, such as contributing food, time and money to charitable, civic and cultural programs, in order to give back to the communities we serve and increase public awareness and appreciation of our shops and our employees.

Advertising

We also promote our shops through regional and local media in markets in which we have scale. The use of radio and outdoor media are the most common advertising vehicles used in these markets. Additionally, we rely on in-shop materials to communicate and market to our customers. Our internal corporate production staff is responsible for the creative work around our advertising and other forms of communication. In the end, our best advertising comes from our customers. We believe the Potbelly experience fosters strong customer loyalty and encourages our fans to promote the brand through word-of-mouth marketing.

E-Marketing and Social Media

We have increased our use of e-marketing tools, which enable us to reach a significant number of people in a timely and targeted fashion at a fraction of the cost of traditional media. We believe that our customers are frequent internet users and will use social media to make dining decisions or to share dining experiences. We have a Facebook page and Twitter feed and advertise on various social media and other websites.

Sourcing and Supply Chain

Our supply chain team sources, negotiates and purchases food supplies for our shops. We believe in using high quality ingredients while maintaining our value position in the marketplace. We benchmark our products against the competition using consumer panels. For example, we conduct periodic surveys of our customers to evaluate our product quality against our competition and review industry data to understand overall market trends. We contract with Distribution Market Advantage, Inc., or DMA, a cooperative of multiple food distributors located throughout the nation. DMA is a broker with whom we negotiate and gain access to third-party food distributors and suppliers. For fiscal year 2012, distributors through our DMA arrangement supplied us with approximately 90%-95% of our food supplies through four primary distributors: Reinhart FoodService, L.L.C., Ben E. Keith Company, Food Services of America, and Shamrock Foods. Our remaining food supplies are distributed by other distributors under separate contracts. Our distributors deliver supplies to our shops approximately two to three times per week.

We negotiate pricing and volume terms directly with certain of our suppliers and distributors or through DMA. Our supply chain team uses a flexible cost lock-in model, and currently we have pricing understandings of varying lengths with our distributors and suppliers, including distributors and suppliers of meats, dairy, bread, cookie dough and other products. Meats represent about 25% of our product purchasing composition. In fiscal year 2012, more than 95% of our meat products were sourced from nine suppliers under non-exclusive contracts. We have a non-exclusive contract with Campagna-Turano Bakery, Inc. for our signature multigrain bread. Campagna-Turano Bakery, Inc. produces bread items in a primary and secondary production facility. We have secondary suppliers in place for many of our significant meats, and we believe we would be able to source our meat and bread requirements from different suppliers if doing so became necessary. However, changes in the price or availability of certain products may affect the profitability of certain items, our ability to maintain existing prices and our ability to purchase sufficient amounts of items to satisfy our customers’ demands.

Many of our products, ingredients and supplies are currently sourced from multiple suppliers. Additionally, our supply chain team has established contingency plans for many key products. For example, manufacturers of certain products maintain alternative production facilities capable of satisfying our requirements should the primary facility experience interruptions. For other products, we believe we have identified alternate suppliers that could meet our requirements at competitive prices or, in some cases, have identified a product match that could be used in our shops. Our supply chain team regularly updates our procurement strategies to include contingency plans for new products and ingredients, as well as additional secondary and alternate suppliers. We believe these strategies would collectively enable us to obtain sufficient product quantities from other sources at competitive prices without material disruption should a current supplier be unable to fulfill its commitment to us.

Management Information Systems

Shop level financial and accounting controls are handled through a point-of-sale computer system and network in each shop that communicates with our corporate headquarters. The POS system is also used to authorize and transmit credit card sales transactions and to manage the business and control costs, such as labor. Our company-operated shops are connected through data centers and a portal to provide our corporate employees with access to business information and tools that allow them to collaborate, communicate, train and share information between shops and the corporate office. We believe our systems currently comply with all credit card industry security standards for processing of credit and gift cards.

Competition

We compete in the restaurant industry, primarily in the LSR segment but also with restaurants in the FSR segment, and face significant competition from a wide variety of restaurants, convenience stores and other outlets on a national, regional and local level. We believe that we compete primarily based on product quality, restaurant concept, service, convenience, value perception and price. Our competition continues to intensify as competitors increase the breadth and depth of their product offerings and open new units. Although new competitors may emerge at any time due to the low barriers to entry, our competitors include: Chipotle, Jimmy John’s, Panera Bread and Subway, among others. Additionally, we compete with LSRs, specialty restaurants and other retail concepts for prime shop locations.

Government Regulation

We and our franchisees are subject to various federal, state, local and international laws affecting our business. Each of our shops is subject to licensing and regulation by a number of governmental authorities, which may include, among others, health and safety, nutritional menu labeling, health care, environmental and fire agencies in the state, municipality or country in which the shop is located. Difficulty in obtaining or failing to obtain the required licenses or approvals could delay or prevent the development of a new shop in a particular area. Additionally, difficulties or inabilities to retain or renew licenses, or increased compliance costs due to changed regulations, could adversely affect operations at existing shops.

Our shop operations are also subject to federal and state labor laws, including the Fair Labor Standards Act, governing such matters as minimum wages, overtime and worker conditions. Significant numbers of our food service and preparation personnel are paid at rates related to the applicable minimum wage, and further increases in the minimum wage or other changes in these laws could increase our labor costs. Our ability to respond to minimum wage increases by increasing menu prices will depend on the responses of our competitors and customers. Further, we are continuing to assess the impact of federal health care legislation on our health care benefit costs. The requirement that we provide health insurance benefits to employees that are more extensive than the health insurance benefits we currently provide, or the imposition of additional employer paid employment taxes on income earned by our employees, could have an adverse effect on our results of operations and financial position. Our distributors and suppliers also may be affected by higher minimum wage and benefit standards, which could result in higher costs for goods and services supplied to us.

We and our franchisees may also be subject to lawsuits from our employees, the U.S. Equal Employment Opportunity Commission or others alleging violations of federal and state laws regarding workplace and employment matters, discrimination and similar matters.

The Patient Protection and Affordability Act of 2010 (the “PPACA”) enacted in March 2010 requires chain restaurants with 20 or more locations in the United States to comply with federal nutritional disclosure requirements. It is expected that the FDA will issue final regulations by the end of 2012 or the beginning of 2013 and will begin enforcing regulations by the middle of 2013. A number of states, counties and cities have also enacted menu labeling laws requiring multi-unit restaurant operators to disclose certain nutritional information to customers, or have enacted legislation restricting the use of certain types of ingredients in restaurants. Although the federal legislation is intended to preempt conflicting state or local laws on nutrition labeling, until we are required to comply with the federal law we will be subject to a patchwork of state and local laws and regulations regarding nutritional content disclosure requirements. Many of these requirements are inconsistent or are interpreted differently from one jurisdiction to another. While our ability to adapt to consumer preferences is a strength of our concepts, the effect of such labeling requirements on consumer choices, if any, is unclear at this time.

There is also a potential for increased regulation of certain food establishments in the United States, where compliance with a HACCP approach may now be required. HACCP refers to a management system in which food safety is addressed through the analysis and control of potential hazards from production, procurement and handling, to manufacturing, distribution and consumption of the finished product. Many states have required restaurants to develop and implement HACCP Systems and the United States government continues to expand the sectors of the food industry that must adopt and implement HACCP programs. For example, the FSMA, signed into law in January 2011, granted the FDA new authority regarding the safety of the entire food system, including through increased inspections and mandatory food recalls. Although restaurants are specifically exempted from or not directly implicated by some of these new requirements, we anticipate that the new requirements may impact our industry. Additionally, our suppliers may initiate or otherwise be subject to food recalls that may impact the availability of certain products, result in adverse publicity or require us to take actions that could be costly for us or otherwise harm our business.

We and our franchisees are subject to the Americans with Disabilities Act (the “ADA”), which, among other things, requires our shops to meet federally mandated requirements for the disabled. The ADA prohibits discrimination in employment and public accommodations on the basis of disability. Under the ADA, we and our franchisees could be required to expend funds to modify our shops to provide service to, or make reasonable accommodations for the employment of, disabled persons. In addition, our employment practices are subject to the requirements of the Immigration and Naturalization Service relating to citizenship and residency. Government regulations could affect and change the items we procure for resale. We and our franchisees may also become subject to legislation or regulation seeking to tax and/or regulate high-fat and high-sodium foods, particularly in the United States, which could be costly to comply with. Our results can be impacted by tax legislation and regulation in the jurisdictions in which we operate and by accounting standards or pronouncements.

We and our franchisees are also subject to laws and regulations relating to information security, privacy, cashless payments, gift cards and consumer credit, protection and fraud, and any failure or perceived failure to comply with these laws and regulations could harm our reputation or lead to litigation, which could adversely affect our financial condition.

Our franchising activities are subject to the rules and regulations of the Federal Trade Commission (“FTC”) and various state laws regulating the offer and sale of franchises. The FTC’s franchise rule and various state laws require that we furnish a franchise disclosure document (“FDD”) containing certain information to prospective franchisees and a number of states require registration of the FDD with state authorities. Substantive state laws that regulate the franchisor-franchisee relationship exist in a substantial number of states, and bills have been introduced in Congress from time to time that would provide for federal regulation of the franchisor-franchisee relationship. The state laws often limit, among other things, the duration and scope of non-competition provisions, the ability of a franchisor to terminate or refuse to renew a franchise and the ability of a franchisor to designate sources of supply. We believe that our FDDs, together with any applicable state versions or supplements, and franchising procedures comply in all material respects with both the FTC franchise rule and all applicable state laws regulating franchising in those states in which we have offered franchises.

See “Risk Factors” for a discussion of risks relating to federal, state, local and international regulation of our business.

Employees

As of June 30, 2013, we employed approximately 5,000 persons, of which approximately 150 are corporate personnel, 490 are shop management personnel and the remainder are hourly shop personnel.

Properties

We do not own any real property. As of June 30, 2013, we had the following number of company-operated shops located in the following areas:

Location	Number of Shops	Location	Number of Shops
Illinois	85	Washington	6
Texas	41	Indiana	4
District of Columbia	22	Arizona	4
Maryland	19	Massachusetts	4
Michigan	17	Pennsylvania	3
Virginia	17	Oregon	3
New York	15	New Jersey	2
Minnesota	14	Kentucky	1
Ohio	14	Missouri	1

Wisconsin	8	Total	280

Initial lease terms for our properties are generally ten years, with the majority of the leases providing for an option to renew for two additional five-year terms. Nearly all of our leases provide for a minimum annual rent, and some of our leases call for additional rent based on sales volume at the particular location over specified minimum levels. Generally, the leases are net leases that require us to pay our share of the costs of real estate taxes, utilities, building operating expenses, insurance and other charges in addition to rent. For additional information regarding our leases, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual Obligations.”

As of June 30, 2013, we leased approximately 20,000 square feet of office space in Chicago, Illinois for our corporate headquarters under a lease expiring February 29, 2016.

Intellectual Property and Trademarks

We regard our “Potbelly” and “Potbelly Sandwich Works” trademarks as having significant value and as being important factors in the marketing of our shops. We have also obtained trademarks for several of our other menu items, such as “A Wreck,” and for various advertising slogans, including “Good Vibes, Great Sandwiches” and “A First Class Dive.” We are aware of names and marks similar to the trademarks of ours used by other persons in certain geographic areas in which we have shops. However, we believe such uses will not adversely affect us. Our policy is to pursue registration of our intellectual property whenever possible and to oppose vigorously any infringement thereof.

We license the use of our registered trademarks to franchisees through franchise arrangements. The franchise arrangements restrict franchisees’ activities with respect to the use of our trademarks and impose quality control standards in connection with goods and services offered in connection with the trademarks.

Legal Proceedings

We are subject to legal proceedings, claims and liabilities, such as employment-related claims and slip and fall cases, which arise in the ordinary course of business and are generally covered by insurance. In the opinion of management, the amount of ultimate liability with respect to those actions should not have a material adverse impact on our financial position or results of operations and cash flows.

MANAGEMENT

Below is a list of the names, ages as of June 30, 2013, positions, and a brief account of the business experience, of the individuals who serve as the executive officers and directors as of the date of this prospectus.

Name	Age	Position
Aylwin Lewis	59	Director, Chief Executive Officer and President
John Morlock	57	Senior Vice President of Operations
Matthew Revord	50	Senior Vice President, General Counsel and Secretary
Carl Segal	47	Senior Vice President of Operations—Special Projects
Charles Talbot	48	Senior Vice President and Chief Financial Officer
Nancy Turk	48	Senior Vice President Human Resources and Corporate Communications
Bryant Keil	48	Director and Founding Chairman (2)
Vann Avedisian	49	Director (1)(3)
Peter Bassi	64	Director (1)
Gerald Gallagher	72	Director (2)
Marla Gottschalk	52	Director (1)(3)
Matthew Levine	38	Director (4)
Dan Levitan	56	Director (2)(3)

(1)	Will serve as member of the audit committee following the completion of this offering.
(2)	Will serve as member of the nominating and corporate governance committee following the completion of this offering.
(3)	Will serve as member of the compensation committee following the completion of this offering.
(4)	Matthew has informed us that he will resign from our board of directors immediately prior to the effectiveness of the registration statement of which this prospectus forms a part.

Aylwin Lewis has served as our Chief Executive Officer and President and a director since June 2008. From September 2005 to February 2008, Aylwin served as Chief Executive Officer and President of Sears Holdings Corporation. Prior to that, Aylwin was President of Sears Holdings and Chief Executive Officer of KMart and Sears Retail following Sears’ acquisition of KMart Holding Corporation in 2005. Aylwin had been President and Chief Executive Officer of KMart since October 2004 until that acquisition. From January 2003 to October 2004, he was President, Chief Multi-Branding and Operating Officer of Yum! Brands, Inc. and served as Chief Operating Officer of Yum! Brands from December 1999 to January 2003. Aylwin has over 26 years of experience in the restaurant industry. Aylwin is also a member of the board of directors of The Walt Disney Company and Starwood Hotels & Resorts Worldwide. Our board of directors believes Aylwin’s qualifications to serve as a member of our board include his role as Chief Executive Officer and President, his extensive experience in the restaurant industry and his leadership experience as an executive at publicly-traded companies in the restaurant and retail sectors.

John Morlock has been our Senior Vice President of Operations since December 2002. John has deep experience in the restaurant and retail industries. John started his career with S & A Restaurants from 1978 to 1983. He then went on to be an Operational Partner with Grady’s Goodtimes, a casual dining restaurant from 1983 to 1986. John became Director of Operations for the largest Blockbuster Franchisee and in 1991 became the Zone Vice President for Blockbuster Entertainment Corporation. John’s experience includes Senior Vice President of Operations of Boston Chicken, Inc. from 1992 to 1994 and then as a Midwest Franchisee with over 100 stores of Boston Market and Einstein Bros. Bagels until 1997. John has also served as Chief Executive Officer of Clubhouse International Inc., an owner and operator of three country club themed restaurants.

Matthew Revord has been our Senior Vice President, General Counsel and Secretary since January 2007 and oversees all legal matters of the company and international development. From January 2002 to January 2007, Matt served as Deputy General Counsel of Brunswick Corporation and General Counsel of Brunswick

New Technologies. He began his career at the law firm of Kirkland & Ellis LLP and has worked with several Chicago-based companies, including Sears, Roebuck and Co. and True North Communications Inc., where he handled mergers and acquisitions, litigation and corporate securities. Matt is also a past member of the board of directors of The Illinois Restaurant Association.

Carl Segal has been our Senior Vice President of Operations—Special Projects since January 2013 and has been an executive officer of Potbelly since 2000, including as Senior Vice President of Operations— Operations Support from August 2009 to January 2013, as Senior Vice President of Operations—Special Projects from March 2007 to August 2009, and as Chief Training and Recruiting Officer, Chief People Officer and Senior Vice President—Operations and Development. Carl has broad experience in the restaurant industry. He was a founding partner of Bistro Zinc restaurants in Chicago and previously served as a principal in the consulting firm of Segal Eslick Associates, Ltd. where he created and executed restaurant concepts for Boston Chicken, The Levy Restaurants and The Rosenthal Group/Sopraffina. Carl began his restaurant career with Lettuce Entertain You Enterprises, where he spent ten years managing restaurants and working on restaurant concepts such as Ed Debevic’s, Scoozi, Maggiano’s Little Italy and Foodlife.

Charles Talbot has been our Senior Vice President and Chief Financial Officer since October 2008. From March 2007 to September 2008, Charlie served as Vice President of Strategy, Corporate Planning and Development of Nuveen Investments, a global provider of investment services to institutional and individual investors. Prior to his role with Nuveen, Charlie spent nine years in the restaurant industry with Yum! Brands in various roles, including Vice President of Corporate Strategy and Mergers and Acquisitions, and as Chief Financial Officer of Long John Silver’s and A&W Restaurants.

Nancy Turk has been our Senior Vice President, Human Resources and Corporate Communications since September 2008. Nancy has extensive experience in Human Resources and Corporate Communications in retail, credit and manufacturing organizations. From 2005 to September 2008, Nancy served as the Divisional Vice President of Corporate Communications at Sears Holdings, and held various HR leadership roles at Sears Holdings since 1993, where she was involved in divestitures, mergers and acquisitions with Sears Credit, Lands’ End and KMart. Prior to joining Sears, Nancy led Human Resources for Packard Instrument Company and Ametek, Inc.

Bryant Keil has been our Founding Chairman since June 2011 and a director since 1996. Bryant currently serves as a director pursuant to our Stockholders Agreement. Bryant acquired the original Potbelly store in 1996 and served as Chief Executive Officer from 1996 to 2008 and Chairman from 1996 to 2011. Bryant is a 2007 Ernst & Young Entrepreneur of the Year award recipient, was named 2003 Illinois Restaurateur of the Year by the Illinois Restaurant Association and was named a Henry Crown Fellow, a part of the Aspen Institute, in 2007. Bryant is the Co-Chairman of the Board of the Chicagoland Entrepreneurial Center and he serves as a director of Vignette Beverage Company, The Field Museum of Natural History, Big Shoulders, and the Accelerate Institute. Our board of directors believes Bryant’s qualifications to serve as a member of our board include his extensive experience in the restaurant industry and his historical perspective of our business and strategy, including leading the expansion of Potbelly to over 200 locations.

Vann Avedisian has served as our director since September 2001 and was appointed to the board of directors by Oxford Blackpoint Venture Partners VII, LLC pursuant to our Stockholders Agreement. Vann is a Principal of Highgate Holdings, a fully integrated real estate investment firm that has acquired more than $7 billion of real estate assets. Vann serves on Highgate’s Investment Committee, oversees the firm’s capital markets activities and serves as an integral member of the investment platform. Prior to joining Highgate, Vann co-founded Oxford Capital Partners and directed the firm’s real estate principal investments with an aggregate value in excess of $1 billion. Vann currently serves on the Board of Trustees of the William Blair Mutual Funds where he serves on the Audit and Nominating and Governance Committees. Vann was a Vice President at LaSalle Partners and a Director and Shareholder of Citizens National Bank of Lake Geneva. Our board of directors believes Vann’s qualifications to serve as a member of our board include his financial expertise, his knowledge of our business and his extensive experience in managing capital intensive operations, corporate finance and strategic advisory services.

Peter Bassi has served as our director since January 2009 and was appointed to the board of directors by Maveron Equity Partners 2000, L.P., Maveron Equity Partners III, L.P. and their affiliated funds pursuant to our Stockholders Agreement. Peter retired in 2005 as Chairman of Yum! Restaurants International (“YRI”), the international division of Yum! Brands, Inc., where he served as President beginning in July 1997 and was in charge of YRI’s Asian business prior to that. Yum! was created in 1997 in a spin-off from PepsiCo, Inc. Peter joined PepsiCo in 1972 and served in various assignments at Pepsi Cola International, Pizza Hut (U.S. and International), Frito Lay and Taco Bell. From 2002 to 2009, Peter served on the board of The Pep Boys – Manny, Moe & Jack and from 2008 to 2010, he served on the board of El Pollo Loco, Inc. Peter currently serves on the board of BJ’s Restaurants, Inc. and AmRest Holdings SE. Our board of directors believes Peter’s qualifications to serve as a member of our board include his extensive experience in the restaurant industry and his years of experience in his leadership roles as a director and executive officer.

Gerald Gallagher has served as our director since November 2007 and was jointly appointed to the board of directors by Oak Investment Partners IX, Limited Partnership, and Benchmark Capital Partners IV, L.P., and each of their respective related entities pursuant to our Stockholders Agreement. Jerry has been involved with the retail industry for over 40 years, holding positions as an analyst, manager and venture capitalist. His career includes a Wall Street background at Donaldson, Lufkin & Jenrette where he was a retail industry analyst and an Institutional Investor Magazine “All American.” Jerry joined Oak Investment Partners, a venture capital partnership, in 1987, and through Oak has sponsored many restaurant and retail industry businesses, including Baja Fresh, Chamate, Cheddar’s Casual Café, Dick’s Sporting Goods, Jamba Juice, Office Depot, PetSmart, P.F. Chang’s China Bistro, Ulta Salon, Cosmetics & Fragrance and Whole Foods Market. Prior to joining Oak, Jerry was Vice Chairman of Dayton-Hudson Corporation where he served for ten years in both operating and staff positions. Jerry also served as an officer in the submarine service of the U.S. Navy. He is currently a director of six privately held companies. Our board of directors believes Jerry’s qualifications to serve as a member of our board include his extensive experience with the retail industry and his experience as an analyst, manager and venture capitalist.

Marla Gottschalk has served as our director since November 2009. She has served as Chief Executive Officer of The Pampered Chef Ltd., a marketer of kitchen tools, food products and cookbooks for preparing food in the home, since May 2006 and as its President and Chief Operating Officer since December 2003. Marla joined Pampered Chef from Kraft Foods, Inc., where she worked for 14 years in various management positions, including as Senior Vice President of Financial Planning and Investor Relations for Kraft, Executive Vice President and General Manager of Post Cereal Division and Vice President of Marketing and Strategy of Kraft Cheese Division. Marla is currently a member of the Board of Trustees of Underwriters Laboratories, a world leader in safety testing and certification, and has previously served as independent director of GATX Corp. and as a director of Visteon Corp. Our board of directors believes Marla’s qualifications to serve as a member of our board include her extensive experience with global companies, her expertise in the food industry and her years of experience in operations and strategic management.

Matthew Levine has served as our director since April 2009 and was appointed to the board of directors by ASP PBSW, LLC, an affiliate of American Securities, pursuant to our Stockholders Agreement. He is a Managing Director of American Securities and has been with the firm since 1999. Matthew’s private equity experience spans the industrial and consumer industry and particularly the restaurant segment where he has built expertise in restaurant franchising and expansion with both Potbelly and El Pollo Loco, Inc. Prior to American Securities, he was with Salomon Smith Barney in the Financial Entrepreneurs Group, focusing on leveraged buyouts and recapitalizations. Matthew is also a director of United Distribution Group, Global Tel*Link and FiberMark, Inc. Our board of directors believes Matthew’s qualifications to serve as a member of our board include his extensive private equity experience in the industrial and consumer industry, particularly within the restaurant segment and his experience in leadership roles as a director. Matthew has informed us that he will resign from our board of directors immediately prior to the effectiveness of the registration statement of which this prospectus forms a part.

Dan Levitan has served as our director since September 2001 and was appointed to the board by the holders of our Series A Preferred Stock pursuant to our Stockholders Agreement. Dan co-founded Maveron LLC, a venture capital firm that invests exclusively in consumer companies, in 1998. From 1983 to 1997, Dan was a managing director at Wertheim Schroder & Co., an investment banking firm that was sold to Salomon Smith Barney Inc. in 2000. Dan holds an A.B. from Duke University and an M.B.A. from Harvard Business School. Dan previously served as a member of the board of directors of Cranium, Inc., drugstore.com and The Motley Fool. Dan currently serves on the board of directors for Decide Inc., PayNearMe Inc., Pinkberry, Inc., Trupanion, Inc. and zulily, Inc. In addition, Dan serves on the advisory board of the Arthur Rock Center for Entrepreneurship at Harvard Business School and the board of trustees of Seattle Children’s Hospital Foundation. Our board of directors believes Dan’s qualifications to serve as a member of our board include his extensive venture capital experience; his restaurant and retail experience; his industry and financial expertise; and his years of experience providing strategic advisory services to complex organizations.

Board Composition

Our board of directors currently consists of eight directors, all of whom were elected as directors pursuant to our Stockholders Agreement. The Stockholders Agreement, including the provisions regarding the right of our stockholders to nominate and elect members of the board, will terminate upon the completion of this offering. See “Related Party Transactions—Arrangements with Our Investors—Stockholders Agreement.” In addition, Matthew Levine has informed us that he will resign from our board of directors immediately prior to the effectiveness of the registration statement of which this prospectus forms a part.

Upon completion of this offering, our board of directors will consist of seven members, comprised of Aylwin Lewis, Vann Avedisian, Peter Bassi, Jerry Gallagher, Marla Gottschalk, Bryant Keil and Dan Levitan. We are currently conducting a search for additional board members. Our certificate of incorporation will provide that our board of directors will consist of not more than twelve directors, as such number of directors may from time to time be fixed by our board of directors pursuant to our by-laws.

Upon the completion of this offering, our certificate of incorporation will divide our board into three classes with staggered terms. Aylwin, Peter and Marla will serve as Class I directors with an initial term expiring at the first annual meeting of stockholders following the completion of this offering. At such meeting, the Class I directors shall be elected for a term expiring at our fourth annual meeting of stockholders. Dan and Vann will serve as Class II directors with an initial term expiring at the second annual meeting of stockholders. At such meeting, the Class II directors shall be elected for a term expiring at our fifth annual meeting of stockholders. Vann has chosen to stay on the board for up to 18 months following the completion of this offering. Bryant and Jerry will serve as Class III directors with an initial term expiring at the third annual meeting of stockholders. At such meeting, the Class III directors shall be elected for a term expiring at our fifth annual meeting of stockholders. Bryant has chosen to stay on the board for up to two years following the completion of this offering. At our fifth annual stockholder meeting, our classified board structure will be phased out and, beginning at such meeting, all directors shall be elected for a term expiring at the next annual stockholder meeting.

Our certificate of incorporation, as amended and restated upon completion of the offering, will provide that directors may only be removed for cause. To remove a director for cause, 66- 2/3% of the voting power of the outstanding voting stock must vote as a single class to remove the director at an annual or special meeting. The certificate will also provide that, if a director is removed or if a vacancy occurs due to either an increase in the size of the board or the death, resignation, disqualification or other cause, the vacancy will be filled solely by the affirmative vote of a majority of the remaining directors then in office, even if less than a quorum remain.

This classification of the board of directors, together with the ability of the stockholders to remove our directors only for cause and the inability of stockholders to call special meetings, may have the effect of delaying or preventing a change in control or management. See “Description of Capital Stock—Anti-Takeover Effects of Our Certificate of Incorporation and By-laws” for a discussion of other anti-takeover provisions that will be found in our certificate of incorporation.

Director Independence

Our board of directors has determined that the following directors are “independent” as such term is defined by the Nasdaq Stock Market (“Nasdaq”), corporate governance standards and the federal securities laws: Peter Bassi, Jerry Gallagher, Marla Gottschalk and Dan Levitan.

Board Leadership Structure

Our board of directors does not have a formal policy on whether the roles of Chief Executive Officer and chairman of the board of directors should be separate. However, upon completion of this offering, Aylwin Lewis will serve as both Chief Executive Officer and Chairman. Our board of directors has carefully considered its leadership structure and believes at this time that the company and its stockholders are best served by having one person serve both positions. We believe that combining the roles fosters accountability, effective decision-making and alignment between interests of the board of directors and management. Aylwin also is able to use the in-depth focus and perspective gained in his executive function to assist our board of directors in addressing both internal and external issues affecting the company.

Our board of directors determined as part of our corporate governance principles, and our by-laws will provide, that the board of directors shall appoint one independent director to serve as lead independent director. The lead director will, among other responsibilities, preside over periodic meetings of our independent directors and oversee the function of our board of directors and committees. Upon completion of this offering, Jerry Gallagher will serve as our lead director. The by-laws also will provide that the chairperson of each of our committees will rotate every three years. Further, our board of directors believes that its other structural features, including only one non-independent director and key committees consisting entirely of independent directors, provide for substantial independent oversight of the company’s management.

Our board of directors recognizes that depending on future circumstances, other leadership models may become more appropriate. Accordingly, our board of directors will continue to periodically review its leadership structure.

Board Committees

Our board of directors has established three standing committees to assist it with its responsibilities. The composition and responsibilities of each committee are described below. Members will serve on these committees until their resignation or until otherwise determined by our board of directors. Furthermore, the chairperson of each committee will rotate every three years. In the future, the board may establish other committees, as it deems appropriate, to assist it with its responsibilities.

Audit Committee

The purpose of the audit committee will be set forth in the audit committee charter and will be primarily to assist the board in overseeing:

•	the integrity of our financial statements, our financial reporting process and our systems of internal accounting and financial controls;

•	our compliance with legal and regulatory requirements;

•	the independent auditor’s qualifications and independence;

•	the evaluation of enterprise risk issues;

•	the performance of our internal audit function and independent auditor;

•	the preparation of an audit committee report as required by the Securities and Exchange Commission (the “SEC”) to be included in our annual proxy statement; and

•	Potbelly’s systems of disclosure controls and procedures and ethical standards.

Upon completion of this offering, the audit committee will consist of Vann Avedisian, Peter Bassi and Marla Gottschalk and the chairperson will be Peter Bassi. Our board of directors has determined that Peter and Marla are “independent directors” and “audit committee financial experts” within the meaning of Item 407 of Regulation S-K. Within one year of the date of this offering, the audit committee will consist entirely of independent directors. Our board of directors has adopted a written charter under which the audit committee will operate. A copy of the charter, which will satisfy the applicable standards of the SEC and Nasdaq, will be available on our website.

Nominating and Corporate Governance Committee

The purpose of the nominating and corporate governance committee will be set forth in the nominating and corporate governance committee charter and will be primarily to:

•

identify individuals qualified to become members of our board of directors, and to recommend to our board of directors the director nominees for each annual meeting of stockholders or to otherwise fill vacancies on the board;

•	review and recommend to our board of directors committee structure, membership and operations;

•	recommend to our board of directors the persons to serve on each committee and a chairman for such committee;

•	develop and recommend to our board of directors a set of corporate governance guidelines applicable to us; and

•	lead our board of directors in its annual review of its performance.

Upon completion of this offering, the nominating and corporate governance committee will consist of Jerry Gallagher, Bryant Keil and Dan Levitan and the chairperson will be Jerry Gallagher. Within one year of the date of this offering, the nominating and corporate governance committee will consist entirely of independent directors. Our board of directors has adopted a written charter under which the nominating and corporate governance committee will operate. A copy of the charter, which will satisfy the applicable standards of the SEC and Nasdaq, will be available on our website.

Compensation Committee

The purpose of the compensation committee will be set forth in the compensation committee charter and will be primarily to:

•	oversee our executive compensation policies and practices;

•

discharge the responsibilities of our board of directors relating to executive compensation by determining and approving the compensation of our Chief Executive Officer and our other executive officers and reviewing and approving any compensation and employee benefit plans, policies and programs, and exercising discretion in the administration of such programs; and

•

produce, approve and recommend to our board of directors for its approval reports on compensation matters required to be included in our annual proxy statement or annual report, in accordance with all applicable rules and regulations.

Upon completion of this offering, the compensation committee will consist of Vann Avedisian, Marla Gottschalk and Dan Levitan and the chairperson will be Vann Avedisian. Within one year of the date of this offering, the compensation committee will consist entirely of independent directors. Our board of directors has adopted a written charter under which the compensation committee will operate. A copy of the charter, which will satisfy the applicable standards of the SEC and Nasdaq, will be available on our website.

Compensation Committee Interlocks and Insider Participation

None of our executive officers have served as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Board’s Role in Risk Oversight

The entire board of directors is engaged in risk management oversight. At the present time, the board of directors has not established a separate committee to facilitate its risk oversight responsibilities. The board of directors expects to continue to monitor and assess whether such a committee would be appropriate. The audit committee assists the board of directors in its oversight of our risk management and the process established to identify, measure, monitor, and manage risks, in particular major financial risks. The board of directors will receive regular reports from management, as well as from the audit committee, regarding relevant risks and the actions taken by management to address those risks.

Code of Business Conduct and Ethics

We have a written code of business conduct and ethics that applies to our directors, officers and employees. Prior to the completion of this offering, we will adopt a new written code of business conduct and ethics that applies specifically to our directors and officers, including our principal executive officer, principal financial and principal accounting officer and persons performing similar functions. A copy of this new code, and information regarding any amendment to or waiver from its provisions, will be posted on our website.

EXECUTIVE AND DIRECTOR COMPENSATION

Introduction

Our compensation philosophy is to pay for performance, rewarding employees when performance targets are met. Merit increases, annual incentive compensation, option grants and incremental paid time off are all tied to performance and results. Our compensation programs are designed to attract, retain, motivate and reward employees. Pay is commensurate with the scope and influence of the employee’s role and the extent to which an employee contributes to the achievement of key initiatives and financial targets and demonstrates our values. All of our compensation programs are designed to align and reward actions that we believe contribute to our competitiveness and encourage superior performance.

For 2012, the compensation committee considered relevant market practices when setting executive compensation to align our executive compensation program with the market for which we compete for executive talent. Our market for executive recruiting is generally other restaurant or retail concepts. For non-operations executives, we look at the general restaurant industry. In evaluating the competiveness of our executive compensation program, we target compensation against the restaurant industry, specifically the limited-service restaurant segment, national and local competitors to help ensure we are competitive, focusing on items such as equity awards, merit pay, incentive pay and paid time off. We evaluate our executives on a scale of one through five. A score of three means the executive is a “Contributor,” four is a “High Contributor” and five is a “Star.” Annual cash compensation varies based on the executive’s score, performance and contributions to Potbelly.

Executive pay is tied to both the company’s and the individual’s annual performance. Merit increases, annual incentive compensation, stock options, when granted, and paid time off are generally awarded in March or April of each year, following completion of the first quarter annual performance review cycle, the annual financial audit and approval from the compensation committee. Because 2012 was a designated freeze year for option grants to our named executive officers, described below, no options were granted to our named executive officers in 2012 other than replacement options that were granted to John Morlock upon the expiration of options that had previously been awarded to him. The employment agreements of our named executive officers specify each executive’s annual incentive bonus target under our current bonus program. In addition, under our current bonus program, at the discretion of our Chief Executive Officer, up to 10% of the annual bonus pool approved by the compensation committee may be applied on a discretionary basis to award exceptional individual performers, including the other named executive officers. None of the named executive officers received a 2012 discretionary bonus.

2012 Summary Compensation Table

The following table summarizes compensation for the years ending December 30, 2012 and December 25, 2011 earned by our principal executive officer and our two other most highly compensated executive officers. These individuals are referred to as our named executive officers.

Name and Principal Position	Year	Salary	Bonus	Option Awards (1)	Non-Equity Incentive Plan Compensation (2)	Total
Aylwin Lewis	2012	$700,000	$0	$0	$300,641	$1,000,641
Chief Executive Officer	2011	$700,000	$0	$1,050,196	$570,683	$2,320,879
(Principal Executive Officer)

Charles Talbot	2012	$345,894	$0	$0	$79,230	$425,124
Chief Financial Officer	2011	$332,125	$12,500	$735,138	$144,410	$1,224,173
(Principal Financial Officer)

John Morlock	2012	$399,388	$0	$600,384	$91,484	$1,091,256
Chief Operating Officer	2011	$381,145	$12,500	$209,190	$165,724	$768,559

(1)	Represents the aggregate grant date fair value of stock option awards. The stock option award issued to John in 2012 is exercisable upon the consummation of an initial public offering under the Securities Act or at the discretion of the board of directors. Accordingly, due to the vesting restrictions, as of the year ended December 30, 2012, the company has not recognized any stock compensation expense associated with this grant. The value reported above represents the aggregate grant date fair value of the 2012 stock option award computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation—Stock Compensation (“FASB ASC Topic 718”). The grant date fair value of the 2012 option award was determined using the Black-Scholes-Merton option pricing model. The company used the following assumptions for purposes of valuing this option grant: common stock fair value – $9.60 per share; expected life of the options – five and half years; volatility – 47%; risk free interest rate – 0.63%; and dividend yield – 0%. The stock options granted to John Morlock in 2012 were awarded to replace options that expired in 2012.

The stock option awards in 2011 were valued at fair value on the grant date computed in accordance with FASB ASC Topic 718. See Note 12, “Stock Options,” to our Consolidated Financial Statements for the year ended December 25, 2011 for the assumptions made to value the 2011 stock option awards. Stock options granted in 2011 were awarded for 2010 performance.

(2)	Non-equity incentive plan compensation represents the amounts earned under the Support Center Annual Incentive Plan.

Employment Agreements

The following is a summary of the employment agreements that we have entered into with each of our named executive officers. The summary below does not contain complete descriptions of all provisions of the employment agreements of our named executive officers and is qualified in its entirety by reference to such employment agreements, copies of which will be included as exhibits to the registration statement of which this prospectus forms a part. See “Where You Can Find More Information.”

Aylwin Lewis. Aylwin entered into an Executive Employment Contract and Equity Incentive Plan effective as of June 16, 2008, as amended (the “Prior Lewis Agreement”), pursuant to which he served as our President and Chief Executive Officer. The term of the Prior Lewis Agreement continued until June 16, 2014 and thereafter automatically renewed for subsequent one-year terms. The Prior Lewis Agreement could have been terminated upon death, disability, termination by us with or without cause, resignation with or without good reason (termination by us without cause or resignation by Aylwin for good reason being referred to as a “qualifying termination”) or by either party giving a non-renewal notice 60 days prior to the end of the existing term. The Prior Lewis Agreement generally defined “cause” as Aylwin’s (i) intentional misrepresentation of material information, (ii) felony indictment, (iii) commission of an act involving moral turpitude, (iv) material breach or material default of written obligations that remain unremedied for 30 days after notice, (v) fraud, (vi) embezzlement, (vii) failure to comply with our board of director’s written lawful direction that remains unremedied for 30 days after notice, or (viii) willful action to harm the company or its affiliates. The Prior Lewis Agreement generally defined “good reason” as (1) reduction in base salary or target or maximum bonus percentages, (2) material reduction in position, authority, office, responsibilities or duties, (3) material breach of the agreement by us, (4) Aylwin’s failure to be re-elected to the board of directors while employed as President and Chief Executive Officer, or (5) relocation to a place more than 50 miles from Chicago, in each case without Aylwin’s consent.

The Prior Lewis Agreement provided Aylwin with a base salary of $700,000, subject to increase (but not decrease) at the discretion of our board of directors. Under the Prior Lewis Agreement, Aylwin was eligible for a target bonus equal to 75% of his base salary, with a maximum bonus opportunity equal to 125% of his base salary, which bonus was earned under the Support Center Annual Incentive Plan described below.

The Prior Lewis Agreement provided for an initial equity grant to Aylwin of options to purchase 780,000 shares of our common stock. Currently, all of the options granted to Aylwin under the Prior Lewis Agreement have vested.

Aylwin entered into a new Executive Employment Agreement effective as of August 8, 2013 (the “New Lewis Agreement”) pursuant to which he will continue to serve as our President and Chief Executive Officer. The New Lewis Agreement supersedes the Prior Lewis Agreement. Under the New Lewis Agreement, the term of Aylwin’s employment continues until August 8, 2017. The New Lewis Agreement terminates upon death, disability, termination by us with or without cause or resignation by the executive with or without good reason. If, at least 30 days prior to August 8, 2017, (1) we do not offer to extend Aylwin’s employment past the last day of the term on terms reasonably consistent with the terms of the New Lewis Agreement or (2) we offer to extend Aylwin’s employment past the last day of the term but the parties are unable to reach an agreement on the terms of such continuing employment by August 8, 2017, then Aylwin’s termination of employment upon expiration of the term of the New Lewis Agreement will be treated as a termination by us without cause subject to Aylwin’s requests during negotiations being reasonable and consistent with the terms of the New Lewis Agreement. The definition of “cause” and “good reason” under the New Lewis Agreement are similar to those included under the Prior Lewis Agreement, provided that a reduction in Aylwin’s rate of base salary or target or maximum bonus which does not exceed the percentage reduction of an across the board salary or bonus reduction for management employees will not be treated as an event of “good reason” and, after our initial public offering, our board’s failure to nominate him as chairman while he is employed as our President and Chief Executive Officer will constitute an event of good reason.

The New Lewis Agreement provides Aylwin with a base salary of $725,000 which shall not be increased. The New Lewis Agreement also provides that, under our current bonus program, Aylwin is eligible for an annual target bonus of 100% of his base salary and a maximum (stretch) target of 200% of his base salary. For bonus years beginning after our initial public offering, the annual bonus amount and terms and conditions will be determined in accordance with incentive plan metrics determined in the sole discretion of the compensation committee (but subject to the same targets described above). The New Lewis Agreement also provides Aylwin with standard benefits and perquisites, a payment of up to $20,000 for legal fees in connection with the negotiation of the employment agreement and review of related agreements and a minimum five weeks of vacation.

Pursuant to the New Lewis Agreement, Aylwin was granted a stock option with a Black-Scholes value of $1,200,000 (227,187 shares), the terms of which are described in greater detail below under “—Equity Awards—2013 Equity Compensation Decisions”. Such award is intended to represent the option grant to Aylwin for the next two years.

The New Lewis Agreement also contemplates that Aylwin may be granted equity awards under the company’s equity incentive plans beginning after August 8, 2015 with a target value of $600,000 (subject to increase or decrease as determined by the compensation committee based on performance).

Aylwin is also a party to a confidentiality, noncompetition, noninterference and intellectual property agreement, with the noncompetition and noninterference covenants lasting for one year after termination of employment.

For information regarding the severance benefits under both the Prior Lewis Agreement and New Lewis Agreement as well as the treatment of Aylwin’s outstanding equity awards upon a qualifying termination or a corporate transaction/change in control, see “—Potential Payments Upon Termination of Employment or a Corporate Transaction/Change in Control—Aylwin Lewis Employment Agreements.”

Charles Talbot and John Morlock. Charlie and John each entered into an employment agreement with the company in September, 2009 (the “Prior Agreements”), pursuant to which Charlie served as our Senior Vice President and Chief Financial Officer and John served as Senior Vice President of Operations. Charlie’s Prior

Agreement provided for an initial base salary of $325,000, and John’s Prior Agreement provided for an initial base salary of $372,968. Our Chief Executive Officer could increase, but not decrease, their respective base salaries. Under the Prior Agreements, each of these executives was eligible for an annual target bonus of 40% of his base salary, which bonus was earned under the Support Center Annual Incentive Plan. Each of the Prior Agreements could have been terminated upon death, disability, termination by us with or without cause or resignation with or without good reason (termination by us without cause or resignation by the executive for good reason being referred to as a “qualifying termination”). The Prior Agreements for Charlie and John defined “cause” and “good reason” in a manner that is comparable to the corresponding terms in the Prior Lewis Agreement (except with respect to election to the board). In connection with their Prior Agreements, Charlie and John each agreed to confidentiality, noncompetition, noninterference and intellectual property provisions, with the noncompetition and noninterference covenants lasting for one year after termination of employment.

The Prior Agreements contemplated that the executives may be granted options under the company’s equity incentive plans, with the option price equivalent to or above the fair market value of shares of our common stock. For information regarding the severance benefits under the Prior Agreements and the treatment of Charlie and John’s outstanding equity awards upon a qualifying termination of employment or a corporate transaction, see “—Potential Payments Upon Termination of Employment or a Corporate Transaction/Change in Control—Charles Talbot and John Morlock Employment Agreements.”

Charlie and John each entered into a new employment agreement with the company (the “New Agreements”) effective as of July 25, 2013. The New Agreements supersede the Prior Agreements. Pursuant to the New Agreements, Charlie continues to serve as our Senior Vice President and Chief Financial Officer and John continues to serve as our Senior Vice President of Operations. Charlie’s New Agreement provides for a base salary of $350,000, and John’s New Agreement provides for a base salary of $405,000. The salaries may be increased from time to time by the compensation committee at the recommendation of our Chief Executive Officer. The New Agreements provide that, under our current bonus program, each of these executives is eligible for an annual target bonus of 40% of his base salary. For bonus years beginning after our initial public offering, the annual bonus amount and terms and conditions for each of these executives will be determined in accordance with incentive plan metrics recommended by our Chief Executive Officer and approved by the compensation committee. The New Agreements also provide the executives with standard benefits and perquisites and a minimum five weeks of paid time off. The New Agreements also contemplate that the executives may be granted equity awards under our equity incentive plans and provided for accelerated vesting of all outstanding equity awards held by Charlie and John as of July 25, 2013.

Each of the New Agreements terminates upon death, disability, termination by us with or without cause or resignation by the executive without good reason. The New Agreements define “cause” and “good reason” in a manner that is comparable to the corresponding terms in the New Lewis Agreement (except with respect to election to the board and nomination as chairman of the board). For information regarding the severance benefits under the New Agreements and the treatment of Charlie and John’s outstanding equity awards upon a qualifying termination of employment or a corporate transaction/change in control, see “—Potential Payments Upon Termination of Employment or a Corporate Transaction/Change in Control—Charles Talbot and John Morlock Employment Agreements.”

Charlie and John each continue to be parties to a confidentiality, noncompetition, noninterference and intellectual property agreement, with the noncompetition and noninterference covenants lasting for one year after termination of employment.

Equity Awards

General Option Terms. Options represent an important component of our executive compensation, although we did not generally grant options to our named executive officers in 2012 due to the option freeze mentioned above. John had options to purchase 115,000 shares of common stock at $5.00 per share that expired on December 2, 2012. In November 2010, the compensation committee approved the concept of issuing new options to replace certain options held by executives upon their respective expirations. Accordingly, on December 3, 2012, the compensation committee awarded John options to purchase 144,671 shares of common stock as a replacement for his expired options. These replacement options have an exercise price of $9.60 per share, which price represented the most recent valuation of our common shares at the time the options were replaced. The total number of replacement options granted to John was intended to put John in the same economic position before and after the expiration of his options, giving effect to the increase in the exercise price since the original grant. Except for John’s replacement options, we did not issue any other options to our named executive officers in 2012.

Prior to the 2012 option freeze, it had been our practice to award options to our named executive officers based on a target of 10% of base salary if the executive receives an individual performance appraisal rating of “Contributor.” If the executive received an individual performance rating of “High Contributor,” the target for the option award increased to 15% of base salary, and if the executive received an individual performance rating of “Star,” the target for the option award increased to 20% of base salary. Generally, we awarded an annual option grant to our named executive officers but, as noted above, that has not always been the case. When granting options, the compensation committee determined Aylwin’s performance rating and reviewed his recommendations with respect to the performance rating of the other named executive officers. When granting options, the compensation committee established an option pool each year for purposes of awarding options based on the performance formula described above. If any options remained in the pool, Aylwin had the discretion to award additional options above the performance formula to the other named executive officers, while the compensation committee had the authority to award additional options from the pool to Aylwin.

Options granted to our named executive officers before 2011 generally provided that shares acquired upon exercise of the option were subject to transfer restrictions, unless we were public or as otherwise permitted by our board of directors. In addition, the options granted to Charlie and John prior to 2011 and the replacement options granted to John in 2012 do not become exercisable until the consummation of our initial public offering. We also have the right to repurchase shares acquired upon the exercise of such options from employees and former employees following certain terminations of employment or certain breaches of employment agreements and to require such shares to be sold in conjunction with the occurrence of a corporate transaction. We refer to these provisions as the “IPO Clause.” Consistent with the terms of the original grant agreement, these replacement options granted to John in December 2012 contain the IPO Clause.

Shares issuable upon the exercise of options prior to our initial public offering are subject to transfer restrictions and drag-along rights and an irrevocable proxy in favor of the company. Each executive is bound by a lock-up agreement with the representatives of the underwriters which regulates sales of our common stock for a period of at least 180 days after the date of this prospectus, subject to certain exceptions. See “Underwriting—No Sales of Similar Securities.”

2013 Equity Compensation Decisions

In August 2013, our board approved a repricing of all outstanding employee options to purchase shares of our common stock that had an exercise price equal to $14.00. Options to purchase a total of 218,593 shares of our common stock were so repriced. All other terms and conditions of the repriced options remain the same. In connection with such repricing, we repriced options to purchase 75,000 shares of our common stock held by

John, all of which are vested, from an exercise price of $14.00 to $10.59 per share. The purpose of the repricing was to provide these long-term employees with options based on the June 30, 2013 professional valuation of our common stock.

Pursuant to the New Lewis Agreement, Aylwin was granted stock options with a Black-Scholes value of $1.2 million (227,187 shares) on August 8, 2013 (the “Effective Date Grant”). The Effective Date Grant has an exercise price of $10.59. The New Lewis Agreement provides that all stock options held by Aylwin (other than the Effective Date Grant) became fully vested on August 8, 2013. The New Lewis Agreement also provides that all options granted to Aylwin on or after August 8, 2013 (including the Effective Date Grant) will become vested annually over four years. The New Lewis Agreement provides that if Aylwin’s employment is terminated by us without cause or if he resigns his employment due to retirement (defined solely for this purpose as resignation after attaining at least age 57 and completion of at least 10 years of service with our company), all vested stock options that are outstanding on his termination date will remain exercisable for four years after his termination date (or, if less, the expiration of the option term).

In addition, Charlie and John are expected to receive grants, immediately prior to the closing of this offering, of options to purchase 100,000 and 60,000 shares of common stock, respectively, as part of an option grant to members of our senior leadership team (other than Aylwin) under the Potbelly Corporation 2013 Long-Term Incentive Plan adopted in connection with this offering. The options will have an exercise price equal to the initial public offering price in this offering and a vesting period of four years. The grants are expected to be made to incentivize them to grow our stock price over time and as a retention incentive.

Furthermore, as noted above, Charlie and John’s New Agreements provide that all options held by them upon the execution of the New Agreements became fully vested upon execution of the New Agreements. The New Agreements also provide that if Charlie’s or John’s, as applicable, employment is terminated by the company without cause or if he resigns his employment due to retirement (defined solely for this purpose as resignation after attaining at least age 57 and completion of at least 10 years of service with the company), all vested stock options that were outstanding on July 25, 2013 will remain exercisable for five years after his termination date (or, if less, the expiration of the option term), provided that if, after termination, the executive becomes employed on a full-time basis or provides consulting services on a full-time basis for another employer or entity, then the options will remain exercisable until the earlier of (i) 90 days after full-time employment or consulting begins or (ii) the expiration date of the stock option term.

2011-2012 Awards

In 2011, our named executive officers each received an option grant to align their equity interests with similarly-situated executives in the restaurant industry, as determined by the compensation committee based on advice it received from JMW Partners Inc., its compensation consultant. As a result of the 2013 employment agreement, these grants to the named executive officers are fully vested. The stock option agreements for the 2011 option grants do not contain the IPO Clause although if the options are exercised prior to this offering, the shares are subject to certain restrictions, which the board of directors has agreed to waive with respect to options that John is exercising in connection with his sale of shares in this offering.

Non-Equity Incentive Awards

The company has established the Support Center Annual Incentive Plan to provide annual non-equity incentive compensation to executives. Incentives are earned based on the achievement of pre-established targets for performance EBITDA, or earnings before interest, taxes, depreciation and amortization, excluding Support Center bonus, asset impairment, stock-based compensation, unusual non-cash charges and board of director approved unusual cash charges. This plan sets a threshold, target and maximum level of EBITDA applicable to all participants, and the amounts paid are based on the actual EBITDA achieved by the company. The targets are set for the year by the compensation committee based on recommendations from Aylwin and Charlie and are communicated to executives at the beginning of each year. To be eligible for an award under the plan, the executive must receive an annual individual performance appraisal rating of “Contributor” or higher.

The chart below sets forth the threshold, target and maximum percentages of base salary for awards under the Support Center Annual Incentive Plan in 2012, together with the percentage of weighted average salary received, based on actual EBITDA:

Named Executive Officer	Threshold	Target	Maximum	Percent of Weighted Average Salary Received
Aylwin Lewis	—	75% of base salary	125% of base salary	42.9% of weighted average salary

Charles Talbot	8% of base salary	40% of base salary	60% of base salary	22.9% of weighted average salary

John Morlock	8% of base salary	40% of base salary	60% of base salary	22.9% of weighted average salary

2012 Outstanding Equity Awards at Fiscal Year-End

The following table summarizes outstanding stock options for each named executive officer as of December 30, 2012.

	Options Awards
	Number of Securities Underlying Unexercised Options				Option Exercise Price Per Share
Named Executive Officer	Exercisable		Unexercisable (1)				Option Expiration Date
Aylwin Lewis	624,000	*	156,000	*	$8.00		6/16/2018
	95,386	*	190,771	*	$7.22		5/10/2021
Charles Talbot	80,000		20,000		$8.00		1/7/2019
	4,000		6,000		$7.00		7/1/2020
	66,370	*	133,540	*	$7.22		5/10/2021
John Morlock**	20,000		0		$9.00		1/1/2014
	25,000		0		$12.00		1/1/2015
	75,000		0		$10.59	***	11/15/2017
	16,000		4,000		$8.00		5/14/2018
	3,636		2,425		$8.00		8/5/2019
	4,000		6,000		$7.00		7/1/2020
	19,000	*	38,000	*	$7.22		5/10/2021
	0		144,671		$9.60		12/3/2022

(*)	Not subject to the IPO Clause.
(**)	Prior to the completion of this offering, John will complete a cashless exercise of options to purchase 10,000, 10,000 and 20,000 shares of our common stock with exercise prices of $7.00, $7.22 and $9.00 per share, respectively. Based on an estimated initial public offering price of $10.00 per share (the midpoint of the price range set forth on the cover page of this prospectus), John will sell 5,263 shares of common stock in this offering. See “Principal and Selling Stockholders.” The board of directors has elected to waive the IPO Clause and other restrictions in connection with such option exercises by John.
(***)	The option exercise price per share was reduced from $14.00 to $10.59 on August 1, 2013.

(1)	Contingent on continued employment and subject to the IPO Clause described under “—Equity Awards,” above (except where otherwise indicated), the vesting dates for the awards described in the 2012 Outstanding Equity Awards at Fiscal Year-End table as of December 30, 2012 were as set forth below. To the extent not already vested, all of John’s and Charlie’s outstanding equity awards became immediately vested in connection with their execution of the New Agreements and all of Aylwin’s outstanding equity awards (other than the Effective Date Grant) became immediately vested in connection with his execution of the New Lewis Agreement.

Named Executive Officer	Vest Date		Number of Securities Underlying Unexercised Options
Aylwin Lewis	6/16/2013	(*)	156,000
	5/10/2013	(*)	95,385
	5/10/2014	(*)	95,386

Charles Talbot	10/20/2013		20,000
	1/1/2013		2,000
	1/1/2014		2,000
	1/1/2015		2,000
	5/10/2013	(*)	66,770
	5/10/2014	(*)	66,770

John Morlock	1/1/2013		4,000
	8/5/2013		1,212
	8/5/2014		1,213
	1/1/2013		2,000
	1/1/2014		2,000
	1/1/2015		2,000
	5/10/2013	(*)	19,000
	5/10/2014	(*)	19,000
	6/3/2013		72,335
	12/3/2013		72,336

(*)	Not subject to the IPO Clause.

Potential Payments Upon Termination of Employment or a Corporate Transaction/Change in Control

Each of our named executive officers serves at the pleasure of our board of directors. We previously entered into employment agreements with each of our named executive officers, which included provisions requiring us to make post-termination payments upon certain qualifying termination events. As described above, we entered into new employment agreements with the named executive officers and those agreements also include provisions requiring us to make post-termination payments upon certain qualifying termination events. The disclosure below describes certain compensation that may become payable as a result of a qualifying termination of employment, based on the employment agreement in effect for each executive on December 30, 2012 and under the provisions of the new employment agreements. In addition, the following disclosure describes the impact of a qualifying termination of employment, a corporate transaction or a change in control under the terms of the equity awards held by each of our named executive officers as of December 30, 2012 and modifications to such awards pursuant to the new employment agreements. These benefits are in lieu of benefits generally available to salaried employees.

Aylwin Lewis Employment Agreements. Pursuant to the Prior Lewis Agreement, Aylwin was entitled to receive severance pay and severance benefits if his employment terminated as a result of a qualifying termination. He would also be treated as terminating as a result of a qualifying termination if we elected not to extend the term of his employment. If terminated as the result of a qualifying termination, Aylwin was eligible to receive severance equal to one year of his then-current base salary, bonus for the then-current fiscal year (calculated assuming that the target level of performance is achieved) and health and dental coverage at active employee contribution rates for 12 months. If Aylwin was terminated as the result of a qualifying termination of employment, death or disability, he would receive a prorated bonus for the year of termination based on target performance.

The options granted to Aylwin under the Prior Lewis Agreement terminate automatically if Aylwin is terminated for cause. The Prior Lewis Agreement provided special accelerated vesting rules in the event that Aylwin’s employment was terminated as a result of a qualifying termination, death or disability. If Aylwin was terminated other than for cause or upon death or disability, his options would remain exercisable until the earlier of one year after his termination date or June 16, 2018 (which is the expiration date of these options). Upon the occurrence of a Corporate Transaction (which term generally includes transactions involving a 50% change in ownership of the company, whether through acquisition of common stock or voting power or through the consummation of a reorganization, merger, consolidation or asset sale), 75% of any then non-vested and unexercisable options granted under the Prior Lewis Agreement (and under his 2011 option awards as discussed below) will vest and become exercisable, with the balance becoming vested and exercisable on the dates originally scheduled (but 100% shall become vested and exercisable in the event of a qualifying termination, death or disability occurring subsequent to a Corporate Transaction). Under Aylwin’s option award agreements, in the event of a Corporate Transaction, the board of directors may take action such as (i) providing for the options to be assumed, or equivalent options to be substituted, by the acquiring company; (ii) providing for termination of vested but unexercised options unless exercised prior to the transaction; (iii) providing for receipt by Aylwin of a cash payment based on the difference between the transaction price and the exercise price; and/or (iv) providing for accelerated vesting prior to the transaction and termination following such transaction. However, with respect to vested options, Aylwin would have the right to exercise the options prior to the transaction or receive a net cash payment, and his unvested options would either become vested or be assumed, or substituted, by the acquiring company. The shares issuable upon the exercise of options, or purchased, pursuant to the Prior Lewis Agreement are subject to repurchase rights of the company, restrictions on transfer, drag-along obligations, tag-along rights and lock-ups.

Pursuant to the New Lewis Agreement, Aylwin will be entitled to receive severance pay and severance benefits if his employment terminates as a result of a qualifying termination (including if we fail to offer to extend Aylwin’s employment or our failure to reach an agreement with Aylwin as to the term of such extension as described above). If terminated as the result of a qualifying termination prior to a Change in Control (which, for periods prior to our initial public offering means a Corporate Transaction and thereafter means a Change in Control as defined in the 2013 Long-Term Incentive Plan), Aylwin will be eligible to receive severance equal to one year of his then-current base salary and health and dental coverage at active employee contribution rates for 12 months, and all of his outstanding unvested stock options will vest (provided that if the qualifying termination occurs as a result of our failure to offer to extend the term of Aylwin’s employment or our failure to reach an agreement with Aylwin as to the term of such extension as described above, only those unvested stock options granted in 2015 and 2016 will fully vest upon the qualifying termination), all subject to a release. If his employment terminates (1) as a result of a qualifying termination on or within six months prior to a Change in Control and at a time when we are a party to a letter of intent relating to transactions, or we are in negotiations regarding a transaction, which if consummated would constitute a Change in Control, (2) three months prior to a Change in Control or (3) within two years after a Change in Control, Aylwin will be entitled to the severance payments and benefits described above except that his cash severance payment will be equal to the sum of his base salary and annual target bonus and the payments and benefits are not subject to a release.

In addition, if Aylwin’s termination occurs by reason of death or disability, he will be entitled to a cash payment equal to the amount of the annual bonus that he would have received for the bonus year in which the termination date occurs, pro rated for the portion of the year prior to his termination date and payable at the same time that bonuses are payable in accordance with our normal bonus plan and all stock options that would have vested within one year of his termination will be vested on his termination date.

Charles Talbot and John Morlock Employment Agreements. The Prior Agreements for Charlie and John provided for severance pay and severance benefits if the executive was terminated as the result of a qualifying termination. Upon such a termination, the severance pay and benefits consisted of base salary and company-paid health and dental insurance coverage pursuant to the federal health care continuation law commonly known as COBRA for 12 months in the case of Charlie and nine months in the case of John. If an executive’s employment was terminated as a result of a qualifying termination, or upon the executive’s death or disability, the executive would receive a pro-rated bonus if bonuses are paid to other executive-level employees, at the target level for the year of termination.

The Prior Agreements for Charlie and John provided that upon the occurrence of a Corporate Transaction, 50% of the then non-vested and unexercisable portion of their outstanding options shall vest and become exercisable and the remaining portion shall vest and become exercisable on the date originally scheduled. In addition, certain of their subsequent option agreements also provided for comparable accelerated vesting, or in some cases, allowed our board, in its discretion, to accelerate vesting upon a Corporate Transaction. If the company’s initial public offering has not been consummated, and the company had terminated the Prior Agreement without cause, the executive’s employment was terminated as a result of a qualifying termination, or the executive died or became disabled, vested options would remain exercisable for three or four years, depending on how long the executive has been employed by the company. However, such extended exercise period would not exceed the earlier to occur of the option’s term or the tenth anniversary of the option’s grant date. In addition, if the initial public offering occurred during the extended exercise period, the options would expired on the earlier of the date the extended exercise period expired or 90 days after consummation of the initial public offering. The options would automatically expire if our initial public offering had not occurred and the executive’s employment terminates as the result of a qualifying termination.

The New Agreements for Charlie and John provide for severance pay and benefits if the executive is terminated in a qualifying termination or if the executive’s employment is terminated due to death or disability. In the event the executive’s employment terminates in a qualifying termination prior to a Change in Control, the executive is entitled to a cash severance payment equal to 12 months of base salary payable in installments over 12 months, subsidized COBRA benefits for 12 months and an extended exercise period with respect to stock options that are outstanding on July 25, 2013, all subject to a release. In the event the executive’s employment terminates in a qualifying termination on or within 12 months after a Change in Control, the executive is entitled to the same severance payments and benefits described above and a payment equal to the amount of the annual bonus that the executive would have received for the year in which the termination occurs pro rated through the date of termination and based on actual performance for the year of termination (the “Pro Rated Bonus”). Payments and benefits in connection with a Change in Control are not subject to a release. If termination occurs due to death or disability, in addition to any accrued amounts otherwise owed to the executive, the executive will receive the Pro Rated Bonus, subject to a release. The New Agreements for Charlie and John include the definitions of “cause” and “good reason” that were included in the Prior Agreements with minor modifications.

Options Granted Prior to 2011. Our option grants for our named executive officers generally contain the following termination and change in control provisions:

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If an executive’s employment with the company terminates for any reason other than cause, disability or death, vested options may thereafter be exercised by the executive until the earlier to occur of: (i) the date that is 90 days (or one year in the case of Aylwin) after the effective date of the executive’s termination of employment, and (ii) the expiration date of the option, and to the extent the options are not so exercised, they shall terminate upon such earlier date. If the executive dies following a termination for other than cause during the period described in the preceding sentence, vested options may thereafter be exercised by the executive’s legal representative until the earlier to occur of: (i) the date that is one year after the effective date of the executive’s termination of employment, and (ii) the expiration date, and to the extent the options are not so exercised, they shall terminate upon such earlier date.

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If an executive’s employment with the company terminates by reason of disability or death, vested options may thereafter be exercised by the executive or the executive’s legal representative until the earlier to occur of: (i) the date that is one year after the effective date of the executive’s termination of employment, and (ii) the expiration date, and to the extent the options are not so exercised, they shall terminate upon such earlier date.

•	If an executive is terminated for cause or the executive breaches a covenant in an agreement with the company, the options automatically terminate.

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In the event of a Corporate Transaction, the board of directors may take action such as (i) providing for the options to be assumed, or equivalent options to be substituted, by the acquiring company; (ii) providing for termination of vested but unexercised options unless exercised prior to the transaction; (iii) providing for receipt by the executive of a cash payment based on the difference between the transaction price and the exercise price; and/or (iv) providing for accelerated vesting prior to the transaction and termination following such transaction.

Options Granted in 2011-2012. Under the 2011 option grants, if the executive has been an employee of the company for at least 24 consecutive months, in the event of a Corporate Transaction, 50% (or 75% in the case of Aylwin) of the executive’s non-vested and unexercisable options will vest and become exercisable and the remaining options will vest in accordance with their original vesting schedule. In addition to the option acceleration provisions noted in the bullets above, the 2011 option grants provide that if an executive is terminated without cause or because of death or disability or if an executive resigns for good reason, the exercise period for vested options ties to length of service (two years to exercise if employed by the company for at least two years; three years to exercise if employed by the company for at least three years; capped at four years to exercise if employed by the company for at least four years). The stock option agreements for the 2011 option grants do not contain the IPO Clause.

401(k) Plan. Our named executive officers are eligible to participate in our 401(k) plan. The company matches 50% of the contributions that our named executive officers make to this plan, up to 6% of compensation, with a maximum matching contribution of $3,000 per year.

2012 Director Compensation

The following table summarizes the amounts earned and paid to our non-employee members of our board of directors for 2012. Aylwin, our President and Chief Executive Officer, receives no additional compensation for his service on our board of directors:

Name	Fees Earned or Paid in Cash	Total
Bryant Keil (1)	$0	$0
Vann Avedisian	$0	$0
Peter Bassi (2)	$60,000	$60,000
Gerald Gallagher	$0	$0
Marla Gottschalk (2)	$60,000	$60,000
Matthew Levine	$0	$0
Dan Levitan	$0	$0

(1)

At December 30, 2012, Bryant had options to purchase 125,000 shares of voting common stock and 500,000 shares of non-voting common stock, which he received as an employee of the company, all of which are vested. In August 2013, in connection with our repricing of all outstanding employee options with an exercise price equal to $14.00, we repriced Bryant’s options to purchase the 500,000 shares of non-voting common stock from an exercise price of $14.00 to $10.59 per share. Immediately prior to the completion of this offering, our non-voting common stock will automatically convert into common stock on a 1:1 basis pursuant to our sixth amended and restated certificate of incorporation. Also in August 2013, we issued to Bryant options to purchase 122,271 shares of our common stock at an exercise price of $10.59 per share. The options are exercisable upon the consummation of this offering and expire on September 30, 2017. See “Related Party Transactions.”
(2)	Peter elected to receive $30,000 of his compensation in options to purchase common stock and Marla elected to receive all $60,000 of her compensation as options to purchase common stock. For both of these directors, the number of options granted in lieu of cash compensation was based on the aggregate grant date fair value of stock option awards computed in accordance with FASB ASC Topic 718. The grant date fair value of the options was determined using the Black-Scholes-Merton option pricing model. Due to an administrative delay, the options granted to Peter and Marla for 2012 compensation were not issued until April 2013, at which time they were granted with the exercise price of $9.47, representing the then current per share valuation of our common stock. In order to provide the same economic value as Peter and Marla would have received had the options been timely granted, we used a Black-Scholes value in the Board approved formula to arrive at the appropriate number of options. At December 30, 2012, Peter had options to purchase 19,585 shares of common stock, not counting the options to purchase 8,991 shares of our common stock that were granted in 2013 as compensation for 2012 service, and Marla had options to purchase 39,169 shares of common stock, not counting the options to purchase 17,983 shares of our common stock that were granted in 2013 as compensation for 2012 service. At the same time that our company granted Peter and Marla the options that were part of their 2012 compensation, we also granted them the options that constitute part of their 2013 compensation. Peter received options to purchase 7,231 shares of our common stock and Marla received options to purchase 14,462 shares of our common stock each with an exercise price of $9.47 per share. Of the options granted in 2013 for 2012 compensation, 50% vested immediately upon such grant and the remaining 50% will vest upon the first anniversary of such grant. Of the options granted to Peter and Marla for 2013 compensation, 50% will vest upon the first anniversary of the award and 50% upon the second anniversary of the award.

Our board of directors has generally been comprised of the original investors that have served the company while receiving no compensation. Only our two newest directors, Peter Bassi and Marla Gottschalk, are compensated by the company for their service. They currently receive an annual fee of $60,000, which they may elect to receive in the form of cash, options or a combination of cash and options.

After the consummation of our initial public offering, we intend to implement a director compensation program pursuant to which all non-employee directors will receive an annual retainer of $40,000 in cash plus options having a grant date fair value of $40,000. At that time, we also intend to add stock ownership guidelines for our directors which will require them to own an amount of shares of our common stock valued at four times annual cash compensation for directors. Directors will have five years following the consummation of our initial public offering, or, if later, five years from the date they join the board of directors, to achieve the requisite amount of stock ownership. Only ownership of common stock will count towards our stock ownership threshold and, under the guidelines, unexercised options will not count for this purpose.

Equity Incentive Plans

The following is a summary of the company’s existing equity incentive plans as well as a summary of the equity incentive plan that we have adopted in connection with this offering. The summary below does not contain complete descriptions of all provisions of our equity incentive plans and is qualified in its entirety by reference to the plans, copies of which will be included as exhibits to the registration statement of which this prospectus forms a part. See “Where You Can Find More Information.”

2013 Long-Term Incentive Plan

In connection with this offering, we have adopted the Potbelly Corporation 2013 Long-Term Incentive Plan (the “2013 Incentive Plan”), which will replace our 2004 Incentive Plan (described below) (provided that awards outstanding under the 2004 Incentive Plan will continue to be subject to the terms of the 2004 Incentive Plan). The following summary describes the material terms of the 2013 Incentive Plan.

Purpose. The purpose of the 2013 Incentive Plan is to:

•	align the interests of our stockholders and the recipients of awards under the plan by increasing the proprietary interest of such recipients in the company’s growth and success;

•	advance the company’s interests by attracting and retaining qualified employees, outside directors and other persons providing services to the company and/or its related companies; and

•	motivate such persons to act in the long-term best interests of our stockholders.

Administration. The 2013 Incentive Plan generally will be administered by the compensation committee of the board of directors. The compensation committee will select award recipients under the 2013 Incentive Plan who will thereby become participants, the types of awards to be granted and the applicable terms, conditions, performance criteria, restrictions and other provisions of such awards, not inconsistent with the plan. The compensation committee will also have the authority to conclusively interpret the 2013 Incentive Plan. Subject to the applicable exchange rules and applicable law, the compensation committee may delegate all or any portion of its responsibilities or powers under the 2013 Incentive Plan to persons selected by it.

Authorized Shares. The company has reserved 1,500,000 shares of our common stock for issuance pursuant to the 2013 Incentive Plan, including options to purchase 395,000 shares of our common stock to be granted effective with this offering. Any shares of our common stock covered by an award under the 2013 Incentive Plan that expires or is forfeited or terminated without issuance of shares of common stock (including shares of common stock that are attributable to awards that are settled in cash or used to satisfy the applicable tax withholding obligation or to pay the exercise price of an award) will again be available for awards under the 2013 Incentive Plan.

Additional Limits. The following additional limits will apply to awards under the 2013 Incentive Plan: (i) no more than 1,500,000 shares of common stock may be subject to incentive stock options (“ISOs”) granted under the 2013 Incentive Plan; (ii) the maximum number of shares of common stock that may be covered by options and SARs granted to any one participant in any one calendar year may not exceed 400,000 shares of common stock; (iii) with respect to full value awards (as described below) that are intended to be performance-based compensation, the maximum number of shares of common stock that may be delivered pursuant to any such award granted to any one participant during any calendar year, regardless of whether settlement of the award is to occur prior to, at the time of, or after the time of vesting, may not exceed 400,000 shares of common stock; and (iv) in the case of cash incentive awards that are intended to be performance-based compensation, the maximum amount payable to any one participant with respect to any performance period of twelve months (pro rated for performance periods of greater or lesser than 12 months) is $4,500,000.

Adjustments. In the event of a corporate transaction, including a stock dividend, stock split, reverse stock split, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, exchange of shares, sale of assets or subsidiaries, combination or other corporate transaction, that affects our common stock such that the compensation committee determines that an adjustment is warranted in order to preserve the benefits or prevent the enlargement of benefits of awards under the 2013 Incentive Plan, the compensation committee will make adjustments to awards in a manner that it determines to be equitable in its discretion. Actions that the compensation committee may take are: (i) adjustment of the number and kind of shares which may be delivered under the 2013 Incentive Plan (including adjustments to the individual limitations described above); (ii) adjustment of the number and kind of shares subject to outstanding awards; (iii) adjustment of the exercise price of outstanding options and SARs; and (iv) any other adjustments that the compensation committee determines to be equitable, which may include, without limitation, (A) replacement of awards with other awards which the compensation committee determines have comparable value and which are based on stock of a company resulting from the transaction, and (B) cancellation of the award in return for cash payment of the current value of the award, determined as though the award is fully vested at the time of payment, provided that in the case of an option or SAR, the amount of such payment may be the excess of the value of the shares of common stock subject to the option or SAR at the time of the transaction over the exercise price.

Eligibility. The compensation committee may grant awards under the 2013 Incentive Plan to any officer, director, employee, consultant, independent contractor or agent of the company and/or a related company, and persons who are expected to become an officer, director, employee, consultant, independent contractor or agent of the company or a related company. Awards to a person who is expected to become a service provider to the company or a related company cannot be effective prior to the date on which such person’s service begins. ISOs may only be granted to employees of the company and its corporate related companies which satisfy certain Code requirements.

Types of Awards. The 2013 Incentive Plan will provide for grants of options (including nonqualified stock options (“NQOs”) and ISOs), SARs, full value awards and cash incentive awards.

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Options and SARs. The compensation committee may grant options to purchase shares of common stock, which options may be either ISOs or NQOs. ISOs may only be granted to employees of the company or its permitted corporate subsidiaries and must satisfy other requirements of section 422 of the Code. An option that does not satisfy the requirements for an ISO will be treated as a NQO. An SAR entitles the participant to receive (in shares of common stock or cash) an amount that is equal to the excess of the fair market value of a specified number of shares of common stock on the exercise date over the exercise price of the SAR. The exercise price of an option or SAR must be no less than the fair market value of a share of common stock on the date the option or SAR is granted. Except for reductions approved by the company’s stockholders or adjustment for business combinations, the exercise price of an option or SAR may not be decreased after the date of grant nor may an option or SAR be surrendered to the company as consideration for the grant of a replacement option or SAR with a lower exercise price. In addition, except as approved by the company’s stockholders, no option granted under the 2013 Incentive Plan may be surrendered to the company in consideration of a cash payment if, at the time of such surrender, the exercise price of the option is greater than the then fair market value of a share of common stock. Except as provided by the compensation committee at the time of grant, an option or SAR will expire on the earliest to occur of the following (i) the one-year anniversary after the participant’s employment or service terminates for death or disability (as defined in the 2013 Incentive Plan), (ii) the three-month anniversary after the participant’s employment or service terminates other than for death, disability or cause (as defined in the 2013 Incentive Plan), or (iii) the day preceding the date on which the participant’s employment or service terminates for cause. In any event, an option or SAR will expire no later than the 10th anniversary of the date on which it is granted (or such shorter period required by the rules of any stock exchange on which the common stock is listed).

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Full Value Awards. A full value award is a grant of one or more shares of common stock or a right to receive one or more shares of common stock in the future (including restricted stock, restricted stock units, deferred stock units, performance stock and performance stock units). Any full value awards will be subject to such conditions, restrictions and contingencies as the compensation committee determines including provisions relating to dividends or dividend equivalent rights and deferred payment or settlement. Special vesting restrictions also apply to full value awards made to employees.

•

Cash Incentive Awards. A cash incentive award is the grant of a right to receive a payment of cash (or in the discretion of the compensation committee, shares of common stock having value equivalent to the cash otherwise payable) that is contingent on achievement of performance objectives over a specified period established by the compensation committee. The grant of cash incentive awards may also be subject to such other conditions, restrictions and contingencies, as determined by the compensation committee, including provisions relating to deferred payment.

Performance Measures. The compensation committee may designate a Full Value Award or cash incentive award granted to any participant as “performance-based compensation” within the meaning of section 162(m) of the Code and regulations thereunder. To the extent required by section 162(m) of the Code, any Full Value Award or cash incentive award so designated shall be conditioned on the achievement of one or more performance targets as determined by the compensation committee, as follows: (i) earnings including operating income, net operating income, same store net operating income, earnings before or after taxes, earnings before or after interest, depreciation, amortization, or extraordinary or special items or book value per share (which may exclude nonrecurring items) or net earnings; (ii) pre-tax income or after-tax income; (iii) earnings per share (basic or diluted); (iv) operating profit; (v) revenue, revenue growth or rate of revenue growth; (vi) return on assets (gross or net), return on investment (including cash flow return on investment), return on capital (including return on total capital or return on invested capital), or return on equity; (vii) returns on sales or revenues; (viii) operating expenses; (ix) stock price appreciation; (x) cash flow (before or after dividends), free cash flow, cash flow return on investment (discounted or otherwise), net cash provided by operations, cash flow in excess of cost of capital or cash flow per share (before or after dividends); (xi) implementation or completion of critical projects or processes; (xii) economic value created; (xiii) cumulative earnings per share growth; (xiv) operating margin or profit margin; (xv) stock price or total stockholder return; (xvi) cost targets, reductions and savings, productivity and efficiencies; (xvii) strategic business criteria, consisting of one or more objectives based on meeting specified market penetration, geographic business expansion, customer satisfaction, employee satisfaction, human resources management, supervision of litigation and other legal matters, information technology, and goals relating to contributions, dispositions, acquisitions, development and development related activity, capital markets activity and credit ratings, joint ventures and other private capital activity including generating incentive and other fees and raising equity commitments, and other transactions, and budget comparisons; (xviii) personal professional objectives, including any of the foregoing performance targets, the implementation of policies and plans, the negotiation of transactions, the development of long term business goals, formation and reorganization of joint ventures and other private capital activity including generating incentive and other fees and raising equity commitments, research or development collaborations, and the completion of other corporate transactions; (xix) funds from operations (FFO) or funds available for distribution (FAD); (xx) economic value added (or an equivalent metric); (xxi) stock price performance; (xxii) improvement in or attainment of expense levels or working capital levels; (xxiii) operating portfolio metrics including leasing and tenant retention, (xxiv) new store results, or (xxv) any combination of, or a specified increase in, any of the foregoing. The performance targets may be expressed in terms of attaining a specified level of the particular criteria or the attainment of a percentage increase or decrease in the particular criteria, and may be applied to one or more of the company, a related company, or a division or strategic business unit of the company, or may be applied to the performance of the company relative to a market index, a group of other companies or a combination thereof, all as determined by the compensation committee.

Transferability. Awards under the plan generally may not be transferred except through will or by the laws of descent and distribution; provided, however, that unless otherwise provided by the compensation committee, awards (other than an ISO) may be transferred to or for the benefit of the participant’s family (including, without limitation, to a trust or partnership for the benefit of a Participant’s family) in accordance with rules established by the compensation committee.

Change in Control. In the event that (i) a participant is employed on the date of a Change in Control (as defined in the 2013 Incentive Plan) and the participant’s employment or service, as applicable, is terminated by the company, its successor or a related company that is the participant’s employer for reasons other than cause (as defined in the 2013 Incentive Plan) within 24 months following the Change in Control, or (ii) the 2013 Incentive Plan is terminated by the company or its successor following a Change in Control without provision for the continuation of outstanding awards under the 2013 Incentive Plan, all options, SARs and related awards which have not otherwise expired will become immediately exercisable and all other awards will become fully vested. A participant’s employment or service will be deemed to have been terminated by the company or a successor for reasons other than for cause if the participant terminates employment or service after a substantial adverse alteration in the nature of the participant’s status or responsibilities from those in effect immediately prior to the Change in Control or a material reduction in the participant’s annual base salary and target bonus, or in the case of an outside director his annual compensation, as in effect immediately prior to the Change in Control. Special rules apply if, upon a Change in Control, awards in other shares or securities are substituted for outstanding awards under the 2013 Incentive Plan and if, immediately prior to the Change in Control, the participant becomes an employee or a director of, as applicable, the successor to the company.

Amendment and Termination. The board of directors may, at any time, amend or terminate the 2013 Incentive Plan, and the board of directors or the compensation committee may amend any award agreement, provided that no amendment or termination may, in the absence of written consent to the change by the affected participant (or, if the participant is not then living, the affected beneficiary), adversely affect the rights of any participant or beneficiary under any award granted under the 2013 Incentive Plan prior to the date such amendment is adopted by the board of directors (or the compensation committee, if applicable). Adjustments to the 2013 Incentive Plan and awards on account of business transactions (as described above) are not subject to the foregoing prohibition. The provisions of the 2013 Incentive Plan that prohibit repricing of options and SARs or exchanges of an option or SAR for another award if the exercise price is below fair market value on the date of the repricing or exchange cannot be amended unless the amendment is approved by the company’s stockholders.

2004 Equity Incentive Plan

The following is a description of the material terms of the Potbelly Corporation 2004 Equity Incentive Plan (the “2004 Incentive Plan”). As discussed above, once the 2013 Incentive Plan is effective, we will no longer make awards under the 2004 Incentive Plan. However, the 2004 Incentive Plan will continue to govern outstanding awards granted prior to its termination.

Types and Terms of Awards. The 2004 Incentive Plan provides for grants of stock options, stock appreciation rights, restricted stock, bonus stock and performance shares. The terms of the award, such as amount, exercise price, expiration date, vesting, restriction period, performance period and performance measures, are set at the time of grant.

Administration. The 2004 Incentive Plan is administered by the compensation committee of the board of directors.

Authorized Shares. A total of 4,289,994 shares of common stock were available under the 2004 Incentive Plan. As of August 26, 2013, options to purchase 4,228,322 shares of our common stock at a weighted average exercise price of approximately $8.60 were outstanding under the 2004 Incentive Plan.

Eligibility. The 2004 Incentive Plan permits awards to be granted to officers, other employees, persons expected to become officers or other employees, directors, consultants, independent contractors and agents of the company.

Termination of Employment. The terms relating to exercise, cancellation, other disposition, forfeiture, satisfaction of performance measures, termination of restriction periods or termination of performance periods upon termination of employment with or service to the company, whether by reason of disability, cause, retirement, death or other termination, are set forth in the underlying award agreement.

Transferability. Awards under the 2004 Incentive Plan generally may not be transferred except through will or by the laws of descent and distribution, unless approved by the company. However, if provided in an award agreement, certain additional transfers may be permitted in limited circumstances.

Change in Control. In the event of a Corporate Transaction (which term includes transactions involving a 50% change in ownership of the company, whether through acquisition of common stock or voting power or through the consummation of a reorganization, merger, consolidation or asset sale, as further defined in the 2004 Incentive Plan), the board of directors may:

•	provide that such options shall be assumed, or equivalent options shall be substituted, by the acquiring or succeeding corporation or entity (or an affiliate thereof);

•

upon written notice to the optionees, provide that (A) all exercisable but unexercised options will terminate immediately prior to the consummation of such transaction unless exercised by the optionee within a specified period following the date of such notice and prior to the consummation of such event or transaction and (B) all unexercisable options will terminate upon consummation of such event or transaction;

•

in the event of a merger or consolidation under the terms of which holders of our common stock will receive a cash payment for each share surrendered in the merger or consolidation, make or provide for a cash payment to the optionees equal to the difference between the merger price and the exercise price of all such outstanding options, in exchange for the termination of such options; or

•

provide that all or any outstanding options shall become exercisable in full immediately prior to such event or transaction and shall cease to be exercisable at any time after such event or transaction.

Amendment and Termination. The board of directors may, at any time, amend, suspend or terminate the 2004 Incentive Plan as it shall deem advisable, subject to any stockholder approval required by applicable law, rule or regulation. No amendment may impair the rights of a holder of an outstanding award without the consent of such holder.

RELATED PARTY TRANSACTIONS

Arrangements with Our Investors

Stockholders Agreement

On June 1, 2011, we entered into a Seventh Amended and Restated Stockholders Agreement (the “Stockholders Agreement”) with certain holders of our preferred stock, including ASP PBSW, LLC (“American Securities”); Benchmark Capital Partners IV, L.P., Benchmark Founders’ Fund IV, L.P., Benchmark Founders’ Fund IV-A, L.P., Benchmark Founders’ Fund IV-B, L.P. and related parties; Maveron Equity Partners 2000, L.P., Maveron Equity Partners III, L.P. and their affiliated funds (the “Maveron Stockholders”); Oak Investment Partners IX, Limited Partnership, Oak IX Affiliates Fund, Limited Partnership and Oak IX Affiliates Fund-A, Limited Partnership (the “Oak Stockholders”); and Oxford Blackpoint Venture Partners VII, LLC (the “Oxford Stockholder”), some of whom individually or together with their affiliates own 5% or more of our capital stock. The Stockholders Agreement superseded and replaced the previous stockholders agreement among the parties.

The Stockholders Agreement gives certain stockholders or groups of stockholders the right to appoint one or more directors each to our board of directors. It also provides that our Chief Executive Officer shall serve as a director and shall be entitled to appoint an additional independent director. The Stockholders Agreement sets a minimum voting threshold for the board of directors to take certain actions, including, among other things, a sale of the company, entering into a related party transaction, or amending our charter or by-laws. Among other things, the Stockholders Agreement also sets forth restrictions on transfers of our preferred stock and any sale of the company.

Upon the completion of a “QPO,” or a qualified public offering, with such term defined in the Stockholders Agreement to mean an initial public offering which meets certain pricing thresholds, the Stockholders Agreement will terminate in accordance with its terms. We believe that this offering will meet the requirements of a QPO.

Option Issuance to Bryant Keil

In August 2013, we issued to Bryant Keil, one of our directors, options to purchase 122,271 shares of our common stock at an exercise price of $10.59 per share. The options are exercisable upon the consummation of this offering and expire on September 30, 2017. The issuance of the options was in recognition of Bryant’s exemplary past and expected continued service and for his assistance in connection with this offering. We also agreed to reimburse Bryant for $25,000 of his out-of-pocket expenses in connection with activities related to this offering. In addition, in connection with our repricing of all outstanding employee options to purchase shares of our common stock with an exercise price of $14.00, we repriced options to purchase 500,000 shares of our non-voting common stock held by Bryant from an exercise price of $14.00 per share to $10.59 per share, all of which are vested and will be exercisable upon the consummation of this offering, which he received as an employee of the company.

Oxford Capital Partners Warrant

In March 2012, we issued a warrant to purchase 241,704 shares of common stock at a price of $8.16 per share to Oxford Capital Partners, Inc., (“OCPI”) an affiliate of the Oxford Stockholder. The warrant was issued to replace a previous warrant to purchase 200,000 shares of common stock at a price of $5.00 per share that expired on September 1, 2011. Pursuant to the terms of the newly issued warrant, OCPI may exercise the warrant at any time prior to the earliest to occur of (i) our initial public offering, (ii) March 28, 2022 or (iii) a Liquidity Event (which term generally includes a sale of all or substantially all of our assets or a transfer of the voting power to elect a majority of our board of directors through a sale of our capital stock or the consummation of a merger or consolidation). The warrant was issued to OCPI in recognition of the exemplary past and expected continued service of one of our directors, Vann Avedisian, a co-owner of OCPI. In August 2013, we agreed to amend the terms of the warrant, effective upon the consummation of this offering, to provide that OCPI may exercise the warrant at any time prior to the earliest to occur of (i) the fifth anniversary of the closing of this offering and (ii) a Liquidity Event (as described above). The amendment to the warrant was in recognition of the exemplary past and expected continued service of Vann and for his assistance in connection with this offering.

2011 Stock Repurchase

In June 2011, we repurchased certain common and preferred shares from Bryant Keil, our Founding Chairman. We repurchased and retired 500,000 shares of $0.01 par value Series A preferred stock at a purchase price of $10.00 per share and 1,180,748 of $0.01 par value common stock at a purchase price of $7.22 per share, for a total purchase price of approximately $13,525,000. In connection with the stock repurchase, we entered into an agreement with Bryant that, among other things, provided Bryant the right to terminate (a) 50,000 options with an exercise price of $6.00 per share that expire on February 6, 2013 and (b) 75,000 options with an exercise price of $9.00 per share that expire on January 1, 2014. Bryant elected to terminate these options and we have issued to Bryant (i) options expiring on February 6, 2023 to purchase 59,864 shares at an exercise price of $9.47 in replacement of the options to purchase 50,000 shares described above and (ii) options expiring on January 1, 2024 to purchase 81,064 shares at an exercise price of $10.59 in replacement of the options to purchase 75,000 shares described above. Pursuant to the agreement with Bryant, the number of shares and exercise price of the replacement options were designed to provide Bryant with economically equivalent replacement options and were calculated in accordance with set formulas based on multiple factors as determined by our board of directors, including future target common share prices.

2010 Stock Issuance and Repurchase

In July 2010, we issued 84,898 shares (59,895 shares net of tax withholding) of our Series F preferred stock to Aylwin Lewis, our Chief Executive Officer and President, as his 2009 bonus compensation. The fair market value of such issuance was $9.35 per share, or $793,796 in aggregate consideration. We then immediately repurchased 25,003 shares of our Series F preferred stock from Aylwin at fair value for a total purchase price of $233,778.

Indemnification Agreements

We expect to enter into indemnification agreements with our current directors and executive officers prior to the completion of this offering and expect to enter into a similar agreement with any new directors or executive officers. We expect to increase our directors’ and officers’ liability insurance coverage prior to the completion of this offering.

Review, Approval or Ratification of Transactions With Related Persons

We adopted requirements for the approval of certain related party transactions in our by-laws effective June 1, 2011, and in the Stockholders Agreement (defined above). Both documents require a vote of at least six members of the board of directors to approve a transaction or dealing with any of our Affiliates, as such term is defined in the Stockholders Agreement.

We will adopt a new policy relating to the approval of related party transactions following the completion of this offering. Our audit committee will review certain financial transactions, arrangements and relationships between us and any of the following related parties to determine whether any such transaction, arrangement or relationship is a related party transaction:

•	any of our directors, director nominees or executive officers;

•	any beneficial owner of more than 5% of our outstanding stock; and

•	any immediate family member of any of the foregoing.

Our audit committee will review any financial transaction, arrangement or relationship that:

•	involves or will involve, directly or indirectly, any related party identified above and is in an amount greater than $120,000;

•	would cast doubt on the independence of a director;

•	would present the appearance of a conflict of interest between us and the related party; or

•	is otherwise prohibited by law, rule or regulation.

The audit committee will review each such transaction, arrangement or relationship to determine whether a related party has, has had or expects to have a direct or indirect material interest. Following its review, the audit committee will take such action as it deems necessary and appropriate under the circumstances, including approving, disapproving, ratifying, cancelling or recommending to management how to proceed if it determines a related party has a direct or indirect material interest in a transaction, arrangement or relationship with us. Any member of the audit committee who is a related party with respect to a transaction under review will not be permitted to participate in the discussions or evaluations of the transaction; however, the audit committee member will provide all material information concerning the transaction to the audit committee. The audit committee will report its action with respect to any related party transaction to the board of directors.

DESCRIPTION OF CREDIT FACILITY

On September 21, 2012, our wholly-owned subsidiary, Potbelly Sandwich Works, LLC (“PSW”), as borrower, Potbelly Illinois, Inc., PSW’s immediate parent corporation, Potbelly Corporation and all of our wholly-owned subsidiaries entered into a senior secured credit facility with JPMorgan Chase Bank, N.A. (“Chase”), as lender and administrative agent. The credit facility provides for senior secured financing, consisting of a revolving credit facility in an initial aggregate commitment amount of $35.0 million, including a letter of credit sub-facility, that matures September 21, 2017. PSW will be entitled to incur additional incremental increases in the revolving credit facility of up to $25.0 million that will be included in the credit facility if no event of default exists and certain other requirements are met. The obligations under the credit facility are guaranteed by us and each of our existing and future domestic wholly-owned subsidiaries and are secured by a perfected security interest on substantially all of the assets of us and such subsidiaries.

The credit facility requires us to comply with certain financial covenants, including a Debt Service Coverage Ratio and a Leverage Ratio (both as defined in the credit agreement). In addition, the credit agreement includes negative covenants limiting, among other things, additional indebtedness, additional liens, transactions with affiliates, sales of assets, investments and advancements, prepayments of debt, mergers and acquisitions and certain other matters customarily restricted in such agreements. The credit facility also limits the “restricted payments” (primarily distributions and equity repurchases) that PSW or Potbelly Corporation may make to $20 million in any trailing 12-month period or $40 million during the term of the credit facility, unless we obtain certain waivers or amendments from our lenders. We have obtained an amendment from Chase in connection with the cash dividend to be paid on shares of our common and preferred stock outstanding on the day immediately prior to the closing date of this offering. The credit facility contains certain customary representations and warranties, affirmative covenants and events of default. If an event of default occurs, the lenders under the credit facility will be entitled to take various actions, including the acceleration of amounts due under the credit facility and all actions permitted to be taken by a secured creditor.

Borrowings under the credit facility generally bear interest at our option at either (i) a eurocurrency rate determined by reference to the applicable LIBOR rate plus a margin ranging from 1.10% to 1.75% or (ii) a prime rate as announced by Chase plus a margin ranging from 0.00% to 0.50%. The applicable margin is determined based upon our consolidated total leverage ratio. Swingline loans bear interest at the rate applicable to base rate loans. On the last day of each calendar quarter, PSW is required to pay a commitment fee ranging from 0.25% to 0.35% per annum in respect of any unused commitments under the credit facility, with the specific rate determined based upon our consolidated total leverage ratio.

This summary describes the material provisions of the credit facility, but may not contain all the information that is important to you. We urge you to read the provisions of the credit agreement governing the credit facility, which has been included as an exhibit to the registration statement of which this prospectus forms a part. See “Where You Can Find More Information.”

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock at August 26, 2013 for:

•	each person whom we know beneficially owns more than five percent of our common stock;

•	each of our named executive officers;

•	each of our directors;

•	all of our directors and executive officers as a group; and

•	each selling stockholder.

The number of shares beneficially owned by each stockholder is determined under rules issued by the SEC. Unless otherwise indicated below, the address for each listed director, officer and stockholder is c/o Potbelly Corporation, 222 Merchandise Mart Plaza, 23 rd Floor, Chicago, Illinois 60654. Certain of the selling stockholders in this offering may be deemed to be underwriters.

Beneficial ownership and the percentage of beneficial ownership by each person before the offering is based on 20,631,941 shares of common stock outstanding as of August 26, 2013 after giving effect to the conversion of all outstanding shares of all series of our preferred stock into, and the exercise of all outstanding Series F warrants for, an aggregate of 16,383,581 shares of common stock immediately prior to the completion of this offering, and the percentage beneficially owned after the offering is based on shares of common stock expected to be outstanding following this offering after giving effect to the issuance of 7,362,166 of the shares of common stock offered hereby and the issuance of an additional 12,434 shares of common stock that are expected to be issued and sold in this offering upon the cashless exercise of stock options by certain selling stockholders. See “Description of Capital Stock.” Shares of common stock that may be acquired within 60 days following August 26, 2013 pursuant to the exercise of options are deemed to be outstanding for the purpose of computing the percentage ownership of such holder but are not deemed to be outstanding for computing the percentage ownership of any other person shown in the table.

	Shares Beneficially Owned before the Offering			Shares Beneficially Owned after the Offering
Name of Beneficial Owner	Number	Percentage	Number of Shares Offered	Number	Percentage	Number of Shares Offered at Underwriters Option	Number if Option Exercised in Full	Percentage if Option Exercised in Full
5% stockholders:
Maveron Equity Partners and related funds (1)	5,810,931	28.2%	—	5,810,931	20.7%	—	5,810,931	20.0%
ASP PBSW, LLC (2)	2,669,659	12.9%	—	2,669,659	9.5%	—	2,669,659	9.2%
Oak Investment Partners and related funds (3)	2,517,489	12.2%	—	2,517,489	9.0%	—	2,517,489	8.6%
Oxford Blackpoint Venture Partners VII, LLC and affiliates (4)	1,642,653	7.9%	—	1,642,653	5.9%	—	1,642,653	5.6%
Benchmark Capital Partners and related funds (5)	1,598,157	7.7%	—	1,598,157	5.7%	—	1,598,157	5.5%
Sheila Keil (6)	1,370,935	6.5%	—	1,370,935	4.8%	—	1,370,935	4.7%
WI-Potbelly, LLC (7)	1,252,693	6.1%	—	1,252,693	4.5%	—	1,252,693	4.3%

	Shares Beneficially Owned before the Offering			Shares Beneficially Owned after the Offering
Name of Beneficial Owner	Number	Percentage	Number of Shares Offered	Number	Percentage	Number of Shares Offered at Underwriters Option	Number if Option Exercised in Full	Percentage if Option Exercised in Full
Named executive officers and directors:
Aylwin Lewis (8)	1,370,193	6.3%	—	1,370,193	4.7%	—	1,370,193	4.5%
John Morlock (9)	357,732	1.7%	5,263	317,732	1.1%	—	317,732	1.1%
Carl Segal (10)	289,460	1.4%	7,171	247,460	*	—	247,460	*
Charles Talbot (11)	320,622	1.5%	—	320,622	1.1%	—	320,622	1.1%
Matthew Revord (12)	226,051	1.1%	—	226,051	*	—	226,051	*
Nancy Turk (13)	153,886	*	—	153,886	*	—	153,886	*
Bryant Keil (14)	1,493,206	7.1%	—	1,493,206	5.2%	—	1,493,206	5.1%
Vann Avedisian (15)	1,849,152	8.9%	—	1,849,152	6.5%	—	1,849,152	6.3%
Peter Bassi (16)	24,081	*	—	24,081	*	—	24,081	*
Gerald Gallagher (17)	2,517,489	12.2%	—	2,517,489	9.0%	—	2,517,489	8.6%
Marla Gottschalk (18)	89,712	*	—	89,712	*	—	89,712	*
Matthew Levine (19)	—	—	—	—	—	—	—	—
Dan Levitan (20)	5,810,931	28.2%	—	5,810,931	20.7%	—	5,810,931	20.0%
All executive officers and directors as a group (13 persons)	14,502,515	61.1%	12,434	14,420,515	46.5%	—	14,420,515	44.8%
Other Selling Stockholders
Wilblairco II, LLC and affiliates (21)	934,773	4.5%	94,907	839,866	3.0%	—	839,866	2.9%
Other Selling Stockholders (22)	87,240	*	30,493	56,747	*	—	56,747	*

*	Represents less than 1.0%
(1)	Includes 3,584,100 shares of common stock owned by Maveron Equity Partners 2000, L.P. (“Maveron 2000”); 119,719 shares of common stock owned by Maveron Equity Partners 2000-B, L.P. (“Maveron 2000-B”); 501,164 shares of common stock owned by MEP 2000 Associates LLC (“MEP 2000”); 1,361,501 shares of common stock owned by Maveron Equity Partners III, L.P. (“MEP III”); 57,766 shares of common stock owned by Maveron III Entrepreneurs’ Fund, L.P. (“Maveron-Entrepreneurs’”); and 186,681 shares of common stock owned by MEP III Associates Fund, L.P. (“Maveron-Associates” and, together with Maveron 2000, Maveron 2000-B, MEP 2000, MEP III, Maveron-Entrepreneurs’ and Maveron-Associates, the “Maveron Entities”). Maveron General Partner 2000 LLC (“Maveron GP”) serves as general partner of Maveron 2000 and Maveron 2000-B and possesses shared power to vote and dispose of shares directly owned by Maveron 2000 and Maveron 2000-B. Maveron LLC serves as manager of MEP 2000 and possesses shared power to vote and dispose of shares directly owned by MEP 2000. Dan Levitan is the managing member of Maveron GP and Maveron LLC. Dan Levitan, Maveron GP (with respect to the shares held directly by Maveron 2000 and Maveron 2000-B) and Maveron LLC (with respect to the shares held directly by MEP 2000) disclaim beneficial ownership of shares held directly by Maveron 2000, Maveron 2000-B and MEP 2000, except to the extent of their pecuniary interest therein. Maveron General Partner III LLC (“Maveron GP III”) serves as general partner for MEP III, Maveron-Entrepreuners’ and Maveron-Associates and possesses shared power to vote and dispose of shares directly owned by MEP III, Maveron-Entrepreuners’ and Maveron-Associates. Dan Levitan, Clayton Lewis, Pete McCormick and Jason Stoffer are managing members of Maveron GP III. Such individuals and Maveron GP III disclaim beneficial ownership of shares held directly by MEP III, Maveron-Entrepreuners’ and Maveron-Associates. The address for the Maveron Entities and the individuals listed above is 411 First Avenue South, Suite 600, Seattle, WA 98104.

(2)	American Securities Capital Partners, LLC is the manager of ASP PBSW, LLC and as such may be deemed to have indirect beneficial ownership of the shares held by ASP PBSW, LLC. The address for ASP PBSW, LLC is c/o American Securities Capital Partners, LLC, 299 Park Avenue, 34th Floor, New York, NY 10171.
(3)

Includes 2,433,161 shares of common stock owned by Oak Investment Partners IX; 25,925 shares of common stock owned by Oak IX Affiliates Fund; and 58,403 shares of common stock owned by Oak IX Affiliates Fund-A. Oak IX Affiliates, L.L.C. is the general partner of Oak Investment Partners IX, L.P., Oak IX Affiliates Fund, L.P. and Oak IX Affiliates Fund-A, L.P. (collectively, the “Oak Entities”) and possesses shared power to vote and dispose of shares directly owned by the Oak Entities. Jerry Gallagher, Fredric Harman, Ann Lamont, Edward Glassmeyer and Bandel Carano are managing members of Oak IX Affiliates, L.L.C., and each of such individuals and Oak IX Affiliates, L.L.C. disclaim beneficial ownership of the shares held by the Oak Entities, except to the extent of their pecuniary interest therein. The address for such entities and individuals is 3890 Wells Fargo Center, 90 South 7th Street, Minneapolis, MN 55402.

(4)	Includes 1,400,949 shares of common stock owned by Oxford Blackpoint Venture Partners VII, LLC (“Oxford Blackpoint”) and warrants owned by Oxford Capital Partners, Inc. (“Oxford Capital”) to purchase 241,704 shares of common stock. Oxford Blackpoint is an investment fund managed by Oxford Capital. Vann Avedisian is a founder and co-owner of Oxford Capital and possesses shared power to vote and dispose of shares owned directly by the Oxford entities. Vann disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. The address for such entities is c/o Oxford Capital Partners LLC, 350 W. Hubbard Street, Suite 440, Chicago IL, 60654.
(5)	Includes 1,598,157 shares of common stock owned by Benchmark Capital Partners IV, L.P., as nominee for Benchmark Capital Partners IV, L.P., Benchmark Founders’ Fund IV, L.P., Benchmark Founders’ Fund IV-A, L.P., Benchmark Founders Fund IV-B, L.P. and related individuals. Benchmark Capital Management Co. IV, L.L.C. is the general partner of Benchmark Capital Partners IV, L.P. and as such may be deemed to have indirect beneficial ownership of the shares held by Benchmark Capital Partners IV, L.P. The address for such entities is 2480 Sand Hill Rd. #200, Menlo Park, CA 94025.
(6)	Includes 1,050,471 shares of common stock and options to purchase 320,464 shares of common stock.
(7)	Waveland Investments I, LLC is the manager of WI-Potbelly, LLC and as such may be deemed to have indirect beneficial ownership of the shares held by WI-Potbelly, LLC. The address for WI-Potbelly, LLC is 1850 Second Street, Suite 201, Highland Park, IL 60035.
(8)	Includes 304,036 shares of common stock and options to purchase 1,066,157 shares of common stock. Does not include 227,187 shares subject to stock options that are not exercisable within 60 days of August 26, 2013.
(9)	Consists of options to purchase 357,732 shares of common stock before this offering and 317,732 shares of common stock after this offering. Does not include 60,000 shares subject to stock options to be granted effective with the offering that are not exercisable within 60 days of August 26, 2013. Prior to the completion of this offering, John will complete a cashless exercise of options to purchase 10,000, 10,000 and 20,000 shares of our common stock with exercise prices of $7.00, $7.22 and $9.00 per share, respectively. Based on an estimated initial public offering price of $10.00 per share (the midpoint of the price range set forth on the cover page of this prospectus), John will sell 5,263 shares of common stock in this offering. An increase (decrease) in the assumed initial public offering price of $10.00 per share would increase (decrease) the number of shares sold by John in this offering.
(10)	Includes 15,125 shares of common stock owned by SHK Capital Partners, a partnership controlled by Carl, and options to purchase 274,335 shares of common stock before this offering and 232,335 shares of common stock after this offering. Does not include 35,000 shares subject to stock options to be granted effective with the offering that are not exercisable within 60 days of August 26, 2013. Prior to the completion of this offering, Carl will complete a cashless exercise of options to purchase 32,000 and 10,000 shares of our common stock with exercise prices of $7.00 and $9.00 per share, respectively. Based on an estimated initial public offering price of $10.00 per share (the midpoint of the price range set forth on the cover page of this prospectus), Carl will sell 7,171 shares of common stock in this offering. An increase (decrease) in the assumed initial public offering price of $10.00 per share would increase (decrease) the number of shares sold by Carl in this offering.

(11)	Includes 10,312 shares of common stock and options to purchase 310,310 shares of common stock. Does not include 100,000 shares subject to stock options to be granted effective with the offering that are not exercisable within 60 days of August 26, 2013.
(12)	Includes 13,775 shares of common stock and options to purchase 212,276 shares of common stock. Does not include 75,000 shares subject to stock options to be granted effective with the offering that are not exercisable within 60 days of August 26, 2013.
(13)	Includes 20,776 shares of common stock and options to purchase 133,110 shares of common stock. Does not include 50,000 shares subject to stock options to be granted effective with the offering that are not exercisable within 60 days of August 26, 2013.
(14)	Includes 1,050,471 shares of common stock and options to purchase 442,735 shares of common stock.
(15)	Includes the shares and warrants owned by Oxford Blackpoint and Oxford Capital discussed in footnote 5 and 206,499 shares of common stock held by Concorde Holdings IX, LLC. Oxford Blackpoint is an investment fund managed by Oxford Capital. Vann is a founder and co-owner of Oxford Capital and the sole owner of the general partner of Concorde Holdings IX, LLC. Accordingly, Vann possesses shared power to vote and dispose of shares owned directly by such entities. Vann disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.
(16)	Consists of options to purchase 24,081 shares of common stock. While Peter was appointed to the board of directors by the Maveron Entities pursuant to our Stockholders Agreement, he does not possess sole or shared power to vote or dispose of shares held by the Maveron Entities.
(17)	Includes the shares held by the Oak Entities discussed in Footnote 3. Oak IX Affiliates, L.L.C. is the general partner of each of the Oak Entities. Jerry Gallagher, Fredric Harman, Ann Lamont, Edward Glassmeyer and Bandel Carano are managing members of Oak IX Affiliates, L.L.C. Accordingly, Jerry possesses shared power to vote and dispose of shares owned directly by the Oak Entities. Jerry disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.
(18)	Includes 41,551 shares of common stock and options to purchase 48,161 shares of common stock.
(19)	While Matthew was appointed to the board of directors by ASP PBSW, LLC pursuant to our Stockholders Agreement, he does not possess sole or shared power to vote or dispose of shares held by such entity.
(20)	Includes the shares held by the Maveron Entities discussed in footnote 1. Maveron GP serves as general partner of Maveron 2000 and Maveron 2000-B, and possesses shared power to vote and dispose of shares directly owned by Maveron 2000 and Maveron 2000-B. Maveron LLC serves as manager of MEP 2000 and possesses shared power to vote and dispose of shares directly owned by MEP 2000. Dan Levitan is the managing member of Maveron GP and Maveron LLC. Maveron GP III serves as general partner for MEP III, Maveron-Entrepreuners’ and Maveron-Associates, and possesses shared power to vote and dispose of shares directly owned by MEP III, Maveron-Entrepreuners’ and Maveron-Associates. Dan Levitan, Clayton Lewis, Pete McCormick and Jason Stoffer are managing members of Maveron GP III. Accordingly, Dan possesses shared power to vote and dispose of the shares beneficially owned by the Maveron Entities. The foregoing is not an admission by Dan that he is the beneficial owner of the shares held by the Maveron Entities, and Dan disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.
(21)	Includes 602,073 shares of common stock owned by Wilblairco II, LLC (“WBC II”), of which 89,907 shares are being offered in this offering; 277,700 shares of common stock owned by Wilblairco Associates (“WBC Associates”), of which 5,000 shares are being offered in this offering; and 55,000 shares of common stock owned by William Blair & Company, LLC (“WBC LLC” and, together with WBC II and WBC Associates, the “WBC Entities”). WBC LLC has management authority over both WBC II and WBC Associates and as such may be deemed to have indirect beneficial ownership of the shares held by WBC II and WBC Associates. WBC Holdings, LP, a holding company, is the sole owner of WBC LLC and as such may be deemed to have indirect beneficial ownership of the shares held by the WBC Entities. The address for the WBC Entities is c/o William Blair & Company, 222 West Adams Street, Chicago, IL 60606.
(22)	All of such persons beneficially own, in the aggregate, less than 1% of our common stock outstanding prior to this offering.

DESCRIPTION OF CAPITAL STOCK

General

Upon the closing of this offering, our certificate of incorporation will be amended and restated to provide for authorized capital stock of 200,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of undesignated preferred stock. As of August 26, 2013, we had outstanding 4,248,360 shares of common stock held by 48 stockholders of record, and we had outstanding options to purchase 4,748,737 shares of our common stock at a weighted average exercise price of $8.99 per share, of which options to purchase 4,249,257 shares at a weighted average exercise price of $8.62 were vested as of such date.

After giving effect to this offering, we will have 28,006,541 shares of common stock and no shares of preferred stock outstanding. The following summary describes all material provisions of our capital stock. We urge you to read our certificate of incorporation and our by-laws, which are included as exhibits to the registration statement of which this prospectus forms a part.

Our certificate of incorporation and by-laws will contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and that may have the effect of delaying, deferring or preventing a future takeover or change in control of our company unless that takeover or change in control is approved by our board of directors. These provisions include a classified board of directors, elimination of stockholder action by written consents (except in limited circumstances), elimination of the ability of stockholders to call special meetings (except in limited circumstances), advance notice procedures for stockholder proposals, and supermajority vote requirements for amendments to our by-laws.

Common Stock

Dividend Rights. Subject to preferences that may apply to shares of preferred stock outstanding at the time, holders of outstanding shares of common stock will be entitled to receive dividends out of assets legally available at the times and in the amounts as the board of directors may from time to time determine.

Voting Rights. Each outstanding share of common stock will be entitled to one vote on all matters submitted to a vote of stockholders. Our certificate of incorporation will not provide for cumulative voting in connection with the election of directors, and accordingly, holders of more than 50% of the shares voting will be able to elect all of the directors. The holders of a majority of the shares of common stock issued and outstanding constitute a quorum at all meetings of the stockholders for the transaction of business.

Preemptive Rights. Our common stock will not be entitled to preemptive or other similar subscription rights to purchase any of our securities.

Conversion or Redemption Rights. Our common stock will be neither convertible nor redeemable.

Liquidation Rights. Upon our liquidation, the holders of our common stock will be entitled to receive pro rata our assets that are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding.

Listing. We have applied to have our shares of common stock listed on the Nasdaq Global Select Market under the symbol “PBPB.”

Warrants

As of June 30, 2013, we had outstanding warrants to purchase 345,213 shares of common stock. As of such date, warrants to purchase 103,509 shares of common stock were exercisable by the holders thereof for $0.01 per share at any time prior to the earliest to occur of (i) the company’s initial public offering, (ii) December 24, 2013 or (iii) a Liquidity Event (which term generally includes a sale of all or substantially all of the assets of the company or a transfer of the voting power to elect a majority of the board of directors of the company through a sale of the company’s capital stock or the consummation of a merger or consolidation). Additionally, as of June 30, 2013, warrants to purchase 241,704 shares of common stock were exercisable by OCPI for $8.16 per share. In August 2013, we agreed to amend the terms of the warrant, effective upon the consummation of this offering, to provide that OCPI may exercise the warrant at any time prior to the earliest to occur of (i) the fifth anniversary of the closing of this offering and (ii) a Liquidity Event (as described above). See “Related Party Transactions.” Accordingly, upon the consummation of this offering, warrants exercisable for 241,704 shares of our common stock may be outstanding.

Preferred Stock

Our board of directors may, without further action by our stockholders, from time to time, direct the issuance of shares of preferred stock in series and may, at the time of issuance, determine the designations, powers, preferences, privileges, and relative participating, optional or special rights as well as the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of our common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of our liquidation before any payment is made to the holders of shares of our common stock. Under specified circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. Upon the affirmative vote of a majority of the total number of directors then in office, our board of directors, without stockholder approval, may issue shares of preferred stock with voting and conversion rights that could adversely affect the holders of shares of our common stock and the market value of our common stock. Upon completion of this offering, there will be no shares of preferred stock outstanding, and we have no present intention to issue any shares of preferred stock.

Registration Rights Agreement

The following describes the registration rights of certain of our stockholders pursuant to our registration rights agreement.

Long-Form Registration Rights. At any time following the earlier of (a) December 24, 2013 or (b) the date which is six months after the date we consummate our initial public offering, holders of our Registrable Securities (as defined below) may require us to register such Registrable Securities under the Securities Act (a “Long-Form Registration”). All holders of Registrable Securities have the right to request a Long-Form Registration. However, the registration rights agreement provides that we are not required to conduct a Long-Form Registration unless such a registration is requested by holders of a majority of the Registrable Securities (excluding certain Registrable Securities held by Bryant Keil and his affiliates) then outstanding. We are not required to conduct more than two Long-Form Registrations. “Registrable Securities” include, among other things, any common stock held by our preferred stockholders and any common stock issued upon the conversion of any preferred stock or the exercise of certain warrants. As of the consummation of this offering, we will have approximately 20,000,000 Registrable Securities outstanding.

Short-Form Registration Rights. When we become qualified to file registration statements on Form S-3, any preferred stockholder may request that we register such holder’s Registrable Securities on Form S-3. However, we are not required to register securities on Form S-3 more than twice in one year or if the aggregate offering price would be less than $1 million.

Piggyback Registration Rights. If we propose to register any of our securities under the Securities Act, and the registration form to be used may be used for the registration of Registrable Securities, then we are required to give notice to all holders of Registrable Securities and provide them with the right to include their shares in the registration statement. Such piggyback registration rights are subject to certain exceptions, conditions and limitations, including, without limitation, pro rata reductions in the number of shares to be sold by holders of Registrable Securities. In addition, pursuant to the terms of the registration rights agreement, the holders of Registrable Securities were given the opportunity to register their securities in this offering.

Expenses of Registration. We are required to bear the registration expenses (other than underwriting discounts and commissions) associated with any registration in accordance with the registration rights agreement, including, in certain cases, the reasonable fees of counsel chosen by the holders of a majority of the Registrable Securities included in the registration.

Termination of Registration Rights. The registration rights agreement will terminate on the fourth anniversary of the consummation of our initial public offering.

Anti-Takeover Effects of Our Certificate of Incorporation and By-laws

Delaware Anti-Takeover Law

We are subject to Section 203 of the Delaware General Corporation Law. Section 203 generally prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•

prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transactions which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation of the corporation or any majority-owned subsidiary of the corporation with the interested stockholder;

•	any sale, transfer, pledge or other disposition involving of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination and any entity or person affiliated with or controlling or controlled by the entity or person.

Certificate of Incorporation and By-law Provisions

Our certificate of incorporation and by-laws will contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and that may have the effect of delaying, deferring or preventing a future takeover or change in control of the company unless that takeover or change in control is approved by our board of directors.

These provisions include:

Classified Board. Our certificate of incorporation will provide that our board of directors will be divided into three classes of directors, with the classes as nearly equal in number as possible. As a result, approximately one-third of our board of directors will be elected each year. Our classified board structure will be phased out by the fifth annual meeting of stockholders following the completion of this offering. Accordingly, beginning with the fifth annual meeting of stockholders, all directors will be elected for a term expiring at the next annual meeting of stockholders. Until our board of directors is fully declassified, the classified nature of our board of directors could have the effect of delaying or discouraging an acquisition of us or a change in our management.

In addition, because our board initially will be classified, under Delaware General Corporation Law, directors may only be removed for cause. Our certificate of incorporation will also provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed exclusively pursuant to a resolution adopted by our board of directors but will consist of not more than twelve directors. Upon completion of this offering, our board of directors will have seven members. Our certificate of incorporation and by-laws will provide that the authorized number of directors may be changed only by resolution of the board of directors and that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum.

Action by Written Consent; Special Meetings of Stockholders. Our certificate of incorporation will provide that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. Our certificate of incorporation and by-laws will also provide that special meetings of our stockholders may be called only by the chairman of the board, our Chief Executive Officer or the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors. Except as otherwise required by law, stockholders will not be permitted to call a special meeting or to require the board of directors to call a special meeting.

Super Majority Approval Requirements. The Delaware General Corporation Law generally provides that the affirmative vote of a majority of the outstanding stock entitled to vote on any matter is required to amend a corporation’s bylaws, unless either a corporation’s certificate of incorporation or bylaws require a greater percentage. Our certificate of incorporation provides that the affirmative vote of holders of at least 66-2/3% of the total votes entitled to vote in the election of directors will be required to amend, alter, change or repeal our by-laws. This requirement of a supermajority vote to approve amendments to our by-laws could enable a minority of our stockholders to exercise veto power over any such amendments. Our board of directors retains the right to amend our by-laws.

Advance Notice Procedures. Our by-laws will establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our Secretary timely written notice, in accordance with our by-laws, of the stockholder’s intention to bring that business before the meeting. Although the by-laws will not give the board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the by-laws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the company.

Authorized but Unissued Shares. Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of a majority of our common stock by means of a proxy contest, tender offer, merger or otherwise.

Exclusive Jurisdiction of Certain Actions. Our certificate of incorporation will require, to the fullest extent permitted by law that derivative actions brought in the name of the company, actions against directors, officers and employees for breach of fiduciary duty and other similar actions may be brought only in the Court of Chancery in the State of Delaware. Although we believe this provision benefits the company by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers.

Limitations on Liability and Indemnification of Officers and Directors

Our certificate of incorporation will limit the liability of our directors to the fullest extent permitted by the Delaware General Corporation Law, and our by-laws will provide that we will indemnify them to the fullest extent permitted by such law. We expect to enter into indemnification agreements with our current directors and executive officers prior to the completion of this offering and expect to enter into a similar agreement with any new directors or executive officers. We expect to increase our directors’ and officers’ liability insurance coverage prior to the completion of this offering.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be American Stock Transfer & Trust Company, LLC. Its telephone number is (800) 937-5449 (toll free) or (718) 921-8200.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for shares of our common stock. We cannot predict the effect, if any, that future sales of shares of our common stock, or the availability for future sale of shares of our common stock, will have on the market price of shares of our common stock prevailing from time to time. The sale of substantial amounts of shares of our common stock in the market, or the perception that such sales could occur, could harm the prevailing market price of shares of our common stock.

Sale of Restricted Shares

Upon completion of this offering, we will have 28,006,541 shares of common stock outstanding. Of these shares, the shares sold in this offering will be freely tradable without restriction under the Securities Act, except for any shares purchased by our “affiliates” as that term is defined in Rule 144 promulgated under the Securities Act. In general, affiliates include our executive officers, directors, and 10% stockholders. Shares purchased by affiliates will remain subject to the resale limitations of Rule 144.

Upon completion of this offering, 20,631,941 shares of our common stock will be “restricted securities,” as that term is defined in Rule 144 promulgated under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 promulgated under the Securities Act, which are summarized below.

As a result of the lock-up agreements described below and the provisions of Rules 144 and Rule 701 promulgated under the Securities Act, the shares of our common stock (excluding the shares sold in this offering) will be available for sale in the public market as follows:

•	no shares will be eligible for sale on the date of this prospectus;

•

20,631,941 shares will be eligible for sale upon the expiration of the lock-up agreements, as more particularly described below, beginning 180 days after the date of this prospectus, subject to certain exceptions; and

•

24,808,073 shares will be eligible for sale, upon the exercise of vested options and upon the expiration of the lock-up agreements, as more particularly described below, beginning 180 days after the date of this prospectus, subject to certain exceptions.

Rule 144

Generally, Rule 144 provides that an affiliate who has beneficially owned “restricted” shares of our common stock for at least six months will be entitled to sell on the open market in brokers’ transactions, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of the common stock on the Nasdaq Global Select Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

In addition, sales under Rule 144 are subject to requirements with respect to manner of sale, notice, and the availability of current public information about us.

If any person who is deemed to be our affiliate purchases shares of our common stock, sales under Rule 144 of the shares held by that person will be subject to the volume limitations and other restrictions described in the preceding two paragraphs.

The volume limitation, manner of sale and notice provisions described above will not apply to sales by non-affiliates. For purposes of Rule 144, a non-affiliate is any person or entity who is not our affiliate at the time of sale and has not been our affiliate during the preceding three months. Once we have been a reporting company for 90 days, persons who have beneficially owned restricted shares of our common stock for six months may rely on Rule 144 provided that certain public information regarding us is available. The six-month holding period increases to one year if we have not been a reporting company for at least 90 days. However, a non-affiliate who has beneficially owned the restricted shares proposed to be sold for at least one year will not be subject to any restrictions under Rule 144 regardless of how long we have been a reporting company.

Rule 701

Under Rule 701, each of our employees, officers, directors, consultants or advisors who purchased shares pursuant to a written compensatory plan or contract is eligible to resell these shares 90 days after the effective date of this offering in reliance upon Rule 144, but without compliance with specific restrictions. Rule 701 provides that affiliates may sell their Rule 701 shares under Rule 144 without complying with the holding period requirement and that non-affiliates may sell their shares in reliance on Rule 144 without complying with the holding period, public information, volume limitation, or notice provisions of Rule 144.

Lock-Up Agreements

We, our continuing directors and our officers and substantially all of our stockholders have agreed, subject to certain exceptions, not to offer, sell or transfer any common stock or securities convertible into or exchangeable or exercisable for common stock for 180 days after the date of this prospectus without first obtaining the written consent of each of the representatives of the underwriters, subject to certain exceptions. See “Underwriting—No Sales of Similar Securities” for a description of these lock-up agreements.

Registration Statements

We intend to file one or more registration statements under the Securities Act as soon as practicable after the completion of this offering for shares issued upon the exercise of options and shares to be issued under our employee benefit plans. As a result, any such options or shares will be freely tradable in the public market. Options to purchase 4,167,257 shares of our common stock will have vested and will be exercisable as of the completion of this offering. However, such shares held by affiliates will still be subject to the volume limitation, manner of sale, notice, and public information requirements of Rule 144 unless otherwise resalable under Rule 701.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

FOR NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax considerations relating to the purchase, ownership and disposition of our common stock by Non-U.S. Holders (defined below). This summary does not purport to be a complete analysis of all the potential tax considerations relevant to Non-U.S. Holders of our common stock. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), the Treasury regulations promulgated or proposed thereunder and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to change or differing interpretations at any time, possibly with retroactive effect.

This summary assumes that shares of our common stock are held as “capital assets” within the meaning of Section 1221 of the Internal Revenue Code. This summary does not purport to deal with all aspects of U.S. federal income taxation that might be relevant to particular Non-U.S. Holders in light of their particular investment circumstances or status, nor does it address specific tax considerations that may be relevant to particular persons (including, for example, financial institutions, broker-dealers, insurance companies, partnerships or other pass-through entities, certain U.S. expatriates, tax-exempt organizations, pension plans, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, persons in special situations, such as those who have elected to mark securities to market or those who hold common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment, or holders subject to the alternative minimum tax). In addition, except as explicitly addressed herein with respect to estate tax, this summary does not address estate and gift tax considerations or considerations under the tax laws of any state, local or non-U.S. jurisdiction.

For purposes of this summary, a “Non-U.S. Holder” means a beneficial owner of common stock that for U.S. federal income tax purposes is not treated as a partnership and is not:

•	an individual who is a citizen or resident of the United States;

•

a corporation or any other organization treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is included in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust, if (i) a U.S. court is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all of the trust’s substantial decisions or (ii) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of persons treated as its partners for U.S. federal income tax purposes will generally depend upon the status of the partner and the activities of the partnership. Partnerships and other entities that are classified as partnerships for U.S. federal income tax purposes and persons holding our common stock through a partnership or other entity classified as a partnership for U.S. federal income tax purposes are urged to consult their own tax advisors.

There can be no assurance that the Internal Revenue Service (“IRS”) will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the U.S. federal income or estate tax consequences to a Non-U.S. Holder of the purchase, ownership or disposition of our common stock.

THIS SUMMARY IS NOT INTENDED TO BE TAX ADVICE. EACH NON-U.S. HOLDER IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE U.S. FEDERAL INCOME AND ESTATE TAXATION, STATE, LOCAL AND NON-U.S. TAXATION AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK.

Distributions on Our Common Stock

As discussed under “Dividend Policy” above, we do not currently expect to pay regular dividends on our common stock. If we do make a distribution of cash or property with respect to our common stock, any such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will constitute a return of capital and will first reduce the holder’s basis in our common stock, but not below zero. Any remaining excess will be treated as capital gain, subject to the tax treatment described below in “—Gain on Sale, Exchange or Other Taxable Disposition of Our Common Stock.” Any such distribution would also be subject to the discussion below in “—Additional Withholding and Information Reporting Requirements.”

Dividends paid to a Non-U.S. Holder generally will be subject to withholding of U.S. federal income tax at a 30% rate unless such Non-U.S. Holder provides us or our agent, as the case may be, with the appropriate IRS Form W-8, such as:

•	IRS Form W-8BEN (or successor form) certifying, under penalties of perjury, a reduction in the rate of withholding of tax under an applicable income tax treaty, or

•

IRS Form W-8ECI (or successor form) certifying that a dividend paid on common stock is not subject to withholding of tax because it is effectively connected with a trade or business in the United States of the Non-U.S. Holder (in which case such dividend generally will be subject to regular graduated U.S. federal income tax rates as described below).

The certification requirement described above also may require a Non-U.S. Holder that provides an IRS form or that claims treaty benefits to provide its U.S. taxpayer identification number. Special certification and other requirements apply in the case of certain Non-U.S. Holders that are intermediaries or pass-through entities for U.S. federal income tax purposes.

Each Non-U.S. Holder is urged to consult its own tax advisor about the specific methods for satisfying these requirements. A claim for exemption will not be valid if the person receiving the applicable form has actual knowledge or reason to know that the statements on the form are false.

If dividends are effectively connected with a trade or business in the United States of a Non-U.S. Holder (and, if required by an applicable income tax treaty, attributable to a permanent establishment maintained by such Non-U.S. Holder in the United States), the Non-U.S. Holder, although exempt from the withholding of tax described above (provided that the certifications described above are satisfied), generally will be subject to U.S. federal income tax on such dividends on a net income basis in the same manner as if it were a resident of the United States. In addition, if a Non-U.S. Holder is treated as a corporation for U.S. federal income tax purposes, the Non-U.S. Holder may be subject to an additional “branch profits tax” equal to 30% (unless reduced by an applicable income treaty) of its earnings and profits in respect of such effectively connected dividend income.

If a Non-U.S. Holder is eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty, the holder may obtain a refund or credit of any excess amount withheld by timely filing an appropriate claim for refund with the IRS.

Gain on Sale, Exchange or Other Taxable Disposition of Our Common Stock

Subject to the discussion below in “—Additional Withholding and Information Reporting Requirements,” in general, a Non-U.S. Holder will not be subject to U.S. federal income tax or withholding of tax on gain realized upon such holder’s sale, exchange or other taxable disposition of shares of our common stock unless (i) such Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition, and certain other conditions are met, (ii) we are or have been a “United States real property holding corporation,” as defined in the Internal Revenue Code (a “USRPHC”), at any time within the shorter of the five-year period preceding the disposition and the Non-U.S. Holder’s holding period in the shares of our common stock, and certain other requirements are met, or (iii) such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by such Non-U.S. Holder in the United States).

If the first exception applies, the Non-U.S. Holder generally will be subject to U.S. federal income tax at a rate of 30% (or at a reduced rate under an applicable income tax treaty) on the amount by which such Non-U.S. Holder’s capital gains allocable to U.S. sources (including gain, if any, realized on a disposition of our common stock) exceed capital losses allocable to U.S. sources during the taxable year of the disposition. If the third exception applies, the Non-U.S. Holder generally will be subject to U.S. federal income tax with respect to such gain on a net income basis in the same manner as if it were a resident of the United States, and a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes may also be subject to a branch profits tax with respect to any earnings and profits attributable to such gain at a rate of 30% (or at a reduced rate under an applicable income tax treaty).

Generally, a corporation is a USRPHC only if the fair market value of its U.S. real property interests (as defined in the Internal Revenue Code) equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance in this regard, we believe that we are not, and do not anticipate becoming, a USRPHC. Even if we are or become a USRPHC, a Non-U.S. Holder would not be subject to U.S. federal income tax on a sale, exchange or other taxable disposition of our common stock by reason of our status as a USRPHC so long as our common stock is “regularly traded on an established securities market” at any time during the calendar year in which the disposition occurs and such Non-U.S. Holder does not own and is not deemed to own (directly, indirectly or constructively) more than 5% of our common stock at any time during the shorter of the five-year period ending on the date of disposition and the holder’s holding period. However, no assurance can be provided that our common stock will be regularly traded on an established securities market for purposes of the rules described above. Each Non-U.S. Holder is urged to consult its own tax advisor about the possible consequences to them if we are, or were to become, a USRPHC.

Additional Withholding and Information Reporting Requirements

Legislation enacted in March 2010 (commonly referred to as “FATCA”) generally will impose a 30% withholding tax on U.S. source dividends and gross proceeds from the sale or other disposition of stock or property that is capable of producing U.S. source dividends paid to (i) a foreign financial institution (as defined in Section 1471(d)(4) of the Code) unless such foreign financial institution enters into a reporting agreement with the IRS to collect and disclose certain information regarding its U.S. account holders (including certain account holders that are foreign entities that have U.S. owners), complies with any laws and rules implementing FATCA under an applicable bilateral governmental agreement with respect to FATCA between the United States and the foreign financial institution’s jurisdiction of organization and/or is otherwise registered deemed compliant with FATCA and (ii) certain other non-U.S. entities unless the entity provides the payor with information regarding certain direct and indirect U.S. owners of the entity, or certifies that it has no such U.S. owners, and complies with certain other requirements. Under current guidance, the FATCA withholding rules would apply to certain payments, including dividend payments on our common stock, if any, paid after June 30, 2014, and to payments of gross proceeds from the sale or other dispositions of our common stock paid after December 31, 2016. These new FATCA withholding rules apply regardless of whether a payment would otherwise be exempt from the withholding of tax described above in respect of distributions on and dispositions of our common stock.

Each Non-U.S. Holder is urged to consult its own tax advisor about the possible impact of these rules on their investment in our common stock, and the entities through which they hold our common stock, including, without limitation, the process and deadlines for meeting the applicable requirements to prevent the imposition of this 30% withholding of tax under FATCA.

Backup Withholding and Information Reporting

We must report annually to the IRS and to each Non-U.S. Holder the gross amount of the distributions on our common stock paid to the holder and the tax withheld, if any, with respect to the distributions. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the Non-U.S. Holder’s country of residence, organization or incorporation.

Non-U.S. Holders may have to comply with specific certification procedures to establish that the holder is not a United States person (as defined in the Internal Revenue Code) in order to avoid backup withholding at the applicable rate, currently 28%, with respect to dividends on our common stock. Dividends paid to Non-U.S. Holders subject to withholding of U.S. federal income tax, as described above in “—Distributions on Our Common Stock,” generally will be exempt from U.S. backup withholding.

Information reporting and backup withholding will generally apply to the proceeds of a disposition of our common stock by a Non-U.S. Holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a Non-U.S. Holder and satisfies certain other requirements, or otherwise establishes an exemption. Dispositions effected through a non-U.S. office of a U.S. broker or a non-U.S. broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Each Non-U.S. Holder is urged to consult its own tax advisor about the application of the information reporting and backup withholding rules to them.

Copies of information returns may be made available to the tax authorities of the country in which the Non-U.S. Holder resides or in which the Non-U.S. Holder is incorporated under the provisions of a specific treaty or agreement.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder can be refunded or credited against the Non-U.S. Holder’s U.S. federal income tax liability, if any, provided that an appropriate claim is timely filed with the IRS.

Federal Estate Tax

Common stock owned (or treated as owned) by an individual who is not a citizen or a resident of the United States (as defined for U.S. federal estate tax purposes) at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate or other tax treaty provides otherwise, and, therefore, may be subject to U.S. federal estate tax.

Medicare Contributions Tax

A 3.8% tax is imposed on the net investment income (which includes dividends and gains recognized upon of a disposition of stock) of certain individuals, trusts and estates with adjusted gross income in excess of certain thresholds. This tax is imposed on individuals, estates and trusts that are U.S. persons. The tax is expressly not imposed on nonresident aliens; however, estates and trusts that are Non-U.S. Holders are not expressly exempted from the tax. Therefore, each Non-U.S. Holder is urged to consult its own tax advisor about the application of this Medicare contribution tax in their particular situations.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated and Goldman, Sachs & Co. are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us, the selling stockholders and the underwriters, we and the selling stockholders have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us and the selling stockholders, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Goldman, Sachs & Co.
Robert W. Baird & Co. Incorporated
William Blair & Company, L.L.C.
Piper Jaffray & Co.

Total	7,500,000

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us and the selling stockholders that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $         per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us and the selling stockholders. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to the selling stockholders	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $3.6 million, of which we have paid $2.1 million as of June 30, 2013. We will pay the remaining expenses with the proceeds of this offering. We have also agreed to reimburse the underwriters for up to $25,000 of their legal fees in connection with the review by FINRA of the terms of this offering.

Option to Purchase Additional Shares

We and the selling stockholders have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to 1,125,000 additional shares at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We and the selling stockholders, our executive officers and continuing directors and substantially all of our other existing security holders have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Goldman, Sachs & Co. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly

•	offer, pledge, sell or contract to sell any common stock,

•	sell any option or contract to purchase any common stock,

•	purchase any option or contract to sell any common stock,

•	grant any option, right or warrant for the sale of any common stock,

•	lend or otherwise dispose of or transfer any common stock,

•	request or demand that we file a registration statement related to the common stock, or

•

enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Nasdaq Global Select Market Listing

We expect the shares to be approved for listing on the Nasdaq Global Select Market, subject to notice of issuance, under the symbol “PBPB.”

Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations among us, the selling stockholders and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us,

•	our financial information,

•	the history of, and the prospects for, our company and the industry in which we compete,

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,

•	the present state of our development, and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the Nasdaq Global Select Market, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.

Two of the selling stockholders, Wilblairco II, LLC and Wilblairco Associates, are affiliates of William Blair & Company, L.L.C., which is one of the underwriters. See “Principal and Selling Stockholders.” In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area (each, a “Relevant Member State”), no offer of shares may be made to the public in that Relevant Member State other than:

A.	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

B.	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

C.	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require the company or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

The company, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representation, acknowledgement and agreement.

This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the company nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the company or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may maybe issued or has been or may be in the possession of any person for the purpose of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law;

(d)	as specified in Section 276(7) of the SFA; or

as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Notice to Prospective Investors in Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of, any Japanese Person, or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

LEGAL MATTERS

Mayer Brown LLP, Chicago, Illinois, has passed upon the validity of the common stock offered hereby on our behalf. The underwriters are being represented by Sidley Austin LLP, Chicago, Illinois. Sidley Austin LLP has represented us on certain matters.

EXPERTS

The consolidated financial statements as of December 30, 2012 and December 25, 2011 and for each of the three years in the period ended December 30, 2012 included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act that registers the shares of our common stock to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to us and our common stock, you should refer to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit.

We are not currently subject to the informational requirements of the Securities Exchange Act of 1934. As a result of this offering, we will become subject to the informational requirements of the Exchange Act and, in accordance therewith, will file reports and other information with the SEC. The registration statement, reports and other information we file with the SEC can be read and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington D.C. 20549. You may obtain information regarding the operation of the public reference room by calling 1-800-SEC-0330. The SEC also maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information that we file electronically with the SEC. We also maintain a website at www.potbelly.com. Our website, and the information contained on or accessible through our website, is not part of this prospectus.

We intend to furnish our stockholders with annual reports containing audited financial statements and make available to our stockholders quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets as of December 25, 2011 and December 30, 2012 and June 30, 2013 (unaudited)	F-3

Consolidated Statements of Operations for the years ended December 26, 2010, December 25, 2011 and December 30, 2012 and for the 26 weeks ended June 24, 2012 (unaudited) and June 30, 2013 (unaudited)	F-4

Consolidated Statements of Redeemable Convertible Preferred Stock and Equity (Deficit) for the years ended December 26, 2010, December 25, 2011 and December 30, 2012 and for the 26 weeks ended June 30, 2013 (unaudited)

F-5

Consolidated Statements of Cash Flows for the years ended December 26, 2010, December 25, 2011 and December 30, 2012 and for the 26 weeks ended June 24, 2012 (unaudited) and June 30, 2013 (unaudited)	F-6

Notes to Consolidated Financial Statements	F-7

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of

Potbelly Corporation and subsidiaries

We have audited the accompanying consolidated balance sheets of Potbelly Corporation and subsidiaries (the “Company”) as of December 30, 2012 and December 25, 2011, and the related consolidated statements of operations, redeemable convertible preferred stock and equity (deficit), and cash flows for each of the three years in the period ended December 30, 2012. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 30, 2012 and December 25, 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 30, 2012, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Chicago, Illinois

May 20, 2013

POTBELLY CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets

(amounts in thousands, except share and par value data)

	December 25, 2011	December 30, 2012	June 30, 2013	Pro Forma June 30, 2013
			(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	$24,146	$22,595	$21,746	$21,747
Accounts receivable, net of allowances of $17, $16 and $6 as of December 25, 2011, December 30, 2012, June 30, 2013 and June 30, 2013 Pro Forma, respectively	2,355	3,276	4,057	4,057
Inventories	2,620	1,910	2,060	2,060
Prepaid expenses and other current assets	4,825	4,683	5,789	5,789

Total current assets	33,946	32,464	33,652	33,653
Property and equipment, net	59,421	69,309	74,725	74,725
Intangible assets, net	3,404	3,404	3,404	3,404
Goodwill	1,428	1,428	1,428	1,428
Deferred income taxes	—	16,110	14,976	14,976
Deferred expenses, net and other assets	911	3,984	4,375	4,375

Total assets	$99,110	$126,699	$132,560	$132,561

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$2,559	$2,586	$3,383	$3,383
Accrued expenses	14,606	14,553	15,225	15,225
Accrued dividend payable	—	—	—	49,854
Accrued income taxes	221	81	481	481
Current portion of long-term debt	70	74	73	73

Total current liabilities	17,456	17,294	19,162	69,016
Long-term debt, net of current portion	15,173	15,095	15,059	15,059
Deferred rent and landlord allowances	10,866	11,849	11,939	11,939
Deferred tax liabilities	760	—	—	—
Other long-term liabilities	309	846	851	850

Total liabilities	44,564	45,084	47,011	96,864

Commitments and contingencies
Redeemable convertible preferred stock, $0.01 par value—authorized 17,183,632 shares; issued and outstanding, 16,086,375, 16,086,375, 16,086,375 and no shares as of December 25, 2011, December 30, 2012, June 30, 2013 and June 30, 2013 on a pro forma basis, respectively	239,848	250,343	260,644	—

Equity (deficit)
Common stock, $0.01 par value—authorized, 35,500,000 shares; issued and outstanding, 3,972,873, 4,233,977, 4,248,360 and 20,631,941 shares as of December 25, 2011, December 30, 2012, June 30, 2013 and June 30, 2013 on a pro forma basis, respectively	40	42	42	206
Warrants	2,068	1,552	1,474	908
Additional paid-in-capital	—	—	—	211,194
Accumulated deficit	(187,410)	(170,518)	(176,822)	(176,822)

Total stockholders’ equity (deficit)	(185,302)	(168,924)	(175,306)	35,486
Non-controlling interest	—	196	211	211

Total equity (deficit)	(185,302)	(168,728)	(175,095)	35,697

Total liabilities and equity (deficit)	$99,110	$126,699	$132,560	$132,561

The unaudited pro forma balance sheet gives effect to the board of directors’ declaration of a cash dividend to holders of common and preferred shares to be paid from the net proceeds of the initial public offering and the conversion of all outstanding Series F warrants and shares of redeemable convertible preferred stock into 16,383,581 shares of common stock upon the completion of an initial public offering.

See accompanying notes to consolidated financial statements.

POTBELLY CORPORATION AND SUBSIDIARIES

Consolidated Statements of Operations

(amounts in thousands, except share and per share data)

	Fiscal Year			For the 26 Weeks Ended
	2010	2011	2012	June 24, 2012	June 30, 2013
				(Unaudited)
Revenues
Sandwich shop sales, net	$220,573	$237,463	$274,070	$131,194	$146,467
Franchise royalties and fees	—	503	844	343	463

Total revenues	220,573	237,966	274,914	131,537	146,930

Expenses
Sandwich shop operating expenses
Cost of goods sold, excluding depreciation	63,009	68,491	79,847	38,151	42,753
Labor and related expenses	63,506	67,036	77,479	36,841	40,995
Occupancy expenses	25,238	26,511	32,016	14,750	17,530
Other operating expenses	22,620	24,095	28,119	13,449	15,112
General and administrative expenses	26,563	26,911	29,624	15,668	16,005
Depreciation expense	15,647	14,838	16,219	7,553	8,824
Pre-opening costs	267	1,521	2,051	1,130	719
Impairment and loss on disposal of property and equipment	2,952	365	994	78	79

Total expenses	219,802	229,768	266,349	127,620	142,017

Income from operations	771	8,198	8,565	3,917	4,913
Interest expense	519	495	541	251	233
Other expense	9	1	6	—	2

Income before income taxes	243	7,702	8,018	3,666	4,678
Income tax expense (benefit)	773	537	(15,994)	682	1,886

Net income (loss)	(530)	7,165	24,012	2,984	2,792
Net income (loss) attributable to non-controlling interest	—	—	(34)	(39)	15

Net income (loss) attributable to Potbelly Corporation	(530)	7,165	24,046	3,023	2,777
Accretion of redeemable convertible preferred stock to maximum redemption value	(45,992)	(17,410)	(10,495)	(8,342)	(10,301)

Net income (loss) attributable to common stockholders	$(46,522)	$(10,245)	$13,551	$(5,319)	$(7,524)

Net income (loss) per common share attributable to common stockholders:
Basic	$(9.34)	$(2.35)	$0.72	$(1.34)	$(1.77)
Diluted	$(9.34)	$(2.35)	$0.66	$(1.34)	$(1.77)
Weighted average shares outstanding:
Basic	4,978,621	4,359,930	4,013,414	3,972,873	4,241,752
Diluted	4,978,621	4,359,930	4,388,822	3,972,873	4,241,752
Unaudited pro forma net income per common share attributable to common stockholders:
Basic			$1.04		$0.12
Diluted			$1.03		$0.12
Unaudited pro forma weighted average shares outstanding:
Basic			23,209,057		23,236,531
Diluted			23,246,010		23,523,393

The unaudited pro forma per share data reflects the number of additional shares that would have been required to be issued to generate sufficient proceeds to fund the payment of the dividend that is payable from the net proceeds of our initial public offering based on an assumed offering price of $10.00 per share (the midpoint of the price range set forth on the cover page of this prospectus) and the conversion of all outstanding Series F warrants and shares of redeemable convertible preferred stock into 16,383,581 shares of common stock upon the completion of an initial public offering. Additional information related to the calculation of unaudited pro forma net income per common share attributable to common stockholders and unaudited pro forma weighted average shares outstanding can be found in footnote 3 of the notes to the consolidated financial statements.

See accompanying notes to consolidated financial statements.

POTBELLY CORPORATION AND SUBSIDIARIES

Consolidated Statements of Redeemable Convertible Preferred Stock and Equity (Deficit)

(amounts in thousands, except share data)

	Redeemable Convertible Preferred Stock														Equity (Deficit)						Total Equity (Deficit)
	Series A		Series B		Series C		Series D		Series E		Series F		Total		Common Stock		Warrants	Addi- tional Paid- In- Capital	Accum- ulated Deficit	Noncon- trolling Interest
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 26, 2010	4,197,377	51,255	3,290,294	40,178	1,646,595	20,280	1,250,000	19,500	4,194,366	72,814	2,007,743	24,517	16,586,375	228,544	4,978,621	50	2,225	—	(171,918)	—	(169,643)
Net income	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	7,165	—	7,165
Repurchase of common stock	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(1,180,748)	(12)	—	—	(8,513)	—	(8,525)
Repurchase of preferred stock	(500,000)	(6,106)	—	—	—	—	—	—	—	—	—	—	(500,000)	(6,106)	—	—	—	1,106	—	—	1,106
Exercise of stock warrants	—	—	—	—	—	—	—	—	—	—	—	—	—	—	55,000	1	(157)	157	—	—	1
Exercise of stock options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	120,000	1	—	479	—	—	480
Changes in redemption value of preferred stock	—	5,488	—	4,884	—	2,465	—	(1,930)	—	3,523	—	2,980	—	17,410	—	—	—	(3,266)	(14,144)	—	(17,410)
Amortization of stock-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	1,524	—	—	1,524

Balance at December 25, 2011	3,697,377	50,637	3,290,294	45,062	1,646,595	22,745	1,250,000	17,570	4,194,366	76,337	2,007,743	27,497	16,086,375	239,848	3,972,873	40	2,068	—	(187,410)	—	(185,302)
Net income	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	24,046	(34)	24,012
Contributions from non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	230	230
Issuance of stock warrants	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	909	(909)	—	—	—
Exercise of stock warrants	—	—	—	—	—	—	—	—	—	—	—	—	—	—	261,104	2	(1,425)	1,425	—	—	2
Changes in redemption value of preferred stock	—	2,159	—	1,921	—	970	—	749	—	3,524	—	1,172	—	10,495	—	—	—	(3,341)	(7,154)	—	(10,495)
Amortization of stock-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	2,825	—	—	2,825

Balance at December 30, 2012	3,697,377	$52,796	3,290,294	$46,983	1,646,595	$23,715	1,250,000	$18,319	4,194,366	$79,861	2,007,743	$28,669	16,086,375	$250,343	4,233,977	$42	$1,552	$—	$(170,518)	$196	$(168,728)
Net income	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	2,777	15	2,792
Beneficial conversion charge	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	50	(50)	—	—
Exercise of stock warrants	—	—	—	—	—	—	—	—	—	—	—	—	—	—	14,383	—	(78)	78	—	—	—
Changes in redemption value of preferred stock	—	2,097	—	1,866	—	942	—	735	—	3,523	—	1,138	—	10,301	—	—	—	(1,270)	(9,031)	—	(10,301)
Amortization of stock-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	1,142	—	—	1,142

Balance at June 30, 2013 (Unaudited)	3,697,377	$54,893	3,290,294	$48,849	1,646,595	$24,657	1,250,000	$19,054	4,194,366	$83,384	2,007,743	$29,807	16,086,375	$260,644	4,248,360	$42	$1,474	$—	$(176,822)	$211	$(175,095)

See accompanying notes to consolidated financial statements.

POTBELLY CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(amounts in thousands)

	Fiscal Year			For the 26 Weeks Ended
	2010	2011	2012	June 24, 2012	June 30, 2013
				(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(530)	$7,165	$24,012	$2,984	$2,792
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	15,647	14,838	16,219	7,553	8,824
Deferred income tax	647	113	(16,870)	53	1,134
Deferred rent and landlord allowances	(1,221)	(295)	987	779	90
Amortization of stock compensation expense	1,032	1,524	2,825	1,893	1,142
Asset impairment and disposal of property and equipment	2,952	365	994	78	79
Amortization of debt issuance costs	152	151	154	75	29
Changes in operating assets and liabilities:
Accounts receivable, net	(245)	(389)	(922)	(610)	(781)
Inventories	(116)	(377)	(213)	(202)	(150)
Prepaid expenses and other assets	(370)	(1,467)	(838)	(504)	(1,453)
Accounts payable	(13)	(2,200)	(361)	422	831
Accrued and other liabilities	845	693	(902)	(471)	1,218

Net cash provided by operating activities	18,780	20,121	25,085	12,050	13,755

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(6,243)	(17,758)	(25,936)	(12,790)	(14,411)

Net cash used in investing activities	(6,243)	(17,758)	(25,936)	(12,790)	(14,411)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of stock options	—	480	—	—	—
Proceeds from exercise of stock warrants	—	1	2	—	—
Preferred stock repurchase	(234)	(5,000)	—	—	—
Common stock repurchase	—	(8,525)	—	—	—
Proceeds from long-term debt	—	10,000	14,221	—	—
Payments on debt	(4,000)	(4,000)	(14,221)	—	—
Payments on note payable	(148)	(153)	(74)	(36)	(33)
Payment of deferred financing costs	—	—	(335)	(21)	—
Payment of costs associated with initial public offering	—	—	(523)	—	(160)
Contributions from non-controlling interest	—	—	230	230	—

Net cash (used in) provided by financing activities	(4,382)	(7,197)	(700)	173	(193)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	8,155	(4,834)	(1,551)	(567)	(849)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	20,825	28,980	24,146	24,146	22,595

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$28,980	$24,146	$22,595	$23,579	$21,746

Supplemental cash flow information:
Income taxes paid	$294	$452	$1,050	$647	$397
Interest paid	377	344	383	177	197
Supplemental non-cash investing and financing activities:
Unpaid liability for purchases of property and equipment	$147	$451	$2,262	$2,767	$2,076
Accretion of redeemable convertible preferred stock to maximum redemption value	$45,992	$17,410	$10,495	$8,342	$10,301
Issuance of preferred shares to settle accrued bonus obligation	560	—	—	—	—

See accompanying notes to consolidated financial statements.

POTBELLY CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1) Organization and Other Matters

Potbelly Corporation (the “Company” or “Potbelly”), through its wholly owned subsidiary, Potbelly Sandwich Works LLC, operates Potbelly Sandwich Works sandwich shops in 18 states and the District of Columbia. As of fiscal years ended 2010, 2011, 2012 and for the fiscal period ended June 30, 2013, the Company had 218, 234, 264 and 280 company-operated shops in operation, respectively. During fiscal year 2010, the Company opened five shops. During fiscal year 2011, the Company opened 21 shops and closed five shops. During fiscal year 2012, the Company opened 31 new shops and closed one shop. During the 26 weeks ended June 30, 2013, the Company opened 17 new shops and closed one shop.

The Company also sells and administers franchises of new Potbelly Sandwich Works sandwich shops. The first domestic and international franchise locations administered by the Company opened during February 2011. As of June 30, 2013, six franchised shops were in operation in domestic locations and twelve franchised shops were in operation in the Middle East. As of the fiscal year ended 2012, five franchise shops were in operation domestically and ten franchised shops were in operation internationally.

(2) Summary of Significant Accounting Policies

(a) Unaudited Condensed Consolidated Interim Financial Statements

The unaudited condensed consolidated financial statements and notes herein should be read in conjunction with the audited consolidated financial statements of Potbelly Corporation and Subsidiaries and the notes thereto. The unaudited condensed consolidated financial statements included herein have been prepared by the Company without audit, pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) have been condensed or omitted pursuant to the SEC’s rules and regulations, although management believes that the disclosures are adequate and make the information presented not misleading. In the opinion of management, all adjustments, which are of a normal and recurring nature (except as otherwise noted), that are necessary to present fairly the Company’s financial position as of June 30, 2013, and its results of operations and cash flows for the 26 weeks ended June 24, 2012 and June 30, 2013 have been included.

The consolidated results of operations for the interim periods presented herein are not necessarily indicative of the results to be expected for the full year.

(b) Principles of Consolidation

The consolidated financial statements include the accounts of Potbelly Corporation; its wholly owned subsidiary, Potbelly Illinois, Inc. (“PII”); PII’s wholly owned subsidiaries, Potbelly Franchising, LLC, Potbelly Sandwich Works LLC (“LLC”) and 17 of LLC’s wholly owned subsidiaries, collectively, the “Company.” All significant intercompany balances and transactions have been eliminated in consolidation. For consolidated joint venture, non-controlling interest represents the non-controlling partner’s share of the assets, liabilities and operations related to the joint venture investment in Potbelly Airport II Boston, LLC, related to one shop located in the Boston Logan International Airport. The Company owns a seventy-five percent interest in this consolidated joint venture.

The Company does not have any components of other comprehensive income (loss) recorded within its consolidated financial statements, and, therefore, does not separately present a statement of comprehensive income (loss) in its consolidated financial statements.

POTBELLY CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(c) Reporting Period

The Company uses a 52/53-week fiscal year that ends on the last Sunday of the calendar year. Approximately every six or seven years a 53rd week is added. Fiscal 2011 and fiscal 2010 each consisted of 52 weeks. Fiscal 2012 consists of 53 weeks. Fiscal period ended June 24, 2012 and June 30, 2013 each consisted of 26 weeks.

(d) Segment Reporting

The Company owns and operates Potbelly Sandwich Works sandwich shops in the United States. The Company also has domestic and international franchise operations of new Potbelly Sandwich Works sandwich shops. Our chief operating decision maker (“CODM”) is our Chief Executive Officer. As our CODM reviews financial performance and allocates resources at a consolidated level on a recurring basis, the Company has one operating segment and one reportable segment.

(e) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions, primarily related to the long-lived assets, income taxes, stock-based compensation and common stock equity valuations, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(f) Fair Value Measurements

The Company applies fair value accounting for all financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities that are required to be recorded at fair value, the Company assumes the highest and best use of the asset by market participants in which the Company would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as inherent risk, transfer restrictions, and credit risk.

The Company applies the following fair value hierarchy, which prioritizes the inputs used to measure fair value into three levels, and base the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•	Level 2—Observable inputs other than quoted prices in active markets for identical assets or liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3—Inputs that are both unobservable and significant to the overall fair value measurement reflect an entity’s estimates of assumptions that market participants would use in pricing the asset or liability.

POTBELLY CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(g) Financial Instruments

The Company records all financial instruments at cost, which is the fair value at the date of transaction. The amounts reported in the consolidated balance sheets for cash, accounts receivable, accounts payable and accrued liabilities approximate their fair value because of the short-term maturities of these instruments. The carrying amount of debt is a reasonable estimate of its fair value since interest rates vary with market conditions and there has been no significant change in the Company’s credit standing since the negotiation of the credit facility.

(h) Cash and Cash Equivalents

The Company considers all highly liquid investment instruments with an initial maturity of three months or less when purchased to be cash equivalents. The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits; however, the Company has not experienced any losses in these accounts. The Company believes it is not exposed to any significant credit risk.

(i) Accounts Receivable, net

Accounts receivable, net consists of credit card and miscellaneous receivables. The Company had credit card receivables of $1.4 million, $1.6 million and $2.6 million as of December 25, 2011, December 30, 2012 and June 30, 2013, respectively.

(j) Inventories

Inventories, which consist of food products, paper goods and supplies, and promotional items, are valued at the lower of cost (first-in, first-out) or market. No adjustment is deemed necessary to reduce inventory to the lower of cost or market value due to the rapid turnover and high utilization of inventory.

(k) Property and Equipment

Property and equipment acquired is recorded at cost less accumulated depreciation. Property and equipment is depreciated based on the straight-line method over the estimated useful lives, generally ranging from three to five years for furniture and fixtures, computer equipment, computer software, and machinery and equipment. Leasehold improvements are depreciated over the shorter of their estimated useful lives or the related lease life, generally 10 to 15 years. For leases with renewal periods at the Company’s option, the Company determines the expected lease period based on whether the renewal of any options are reasonably assured at the inception of the lease.

Direct costs and expenditures for refurbishments and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized, whereas the costs of repairs and maintenance are expensed when incurred. The Company capitalizes certain internal costs associated with the development, design, and construction of new shop locations as these costs have a future benefit to the Company. The Company capitalized costs of $0.3 million, $0.6 million, $0.7 million, $0.3 million and $0.3 million for the fiscal years ended December 26, 2010, December 25, 2011 and December 30, 2012 and the 26 weeks ended June 24, 2012 and June 30, 2013, respectively. Capitalized costs are recorded as part of the asset to which they relate, primarily to leasehold improvements, and such costs are amortized over the asset’s useful life. When assets are retired or sold, the asset cost and related accumulated depreciation are removed from the balance sheet and any gain or loss is recorded in the statement of operations.

The Company assesses potential impairments to its long-lived assets, which includes property and equipment, whenever events or circumstances indicate that the carrying amount of an asset may not be

POTBELLY CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

recoverable. Recoverability of an asset is measured by a comparison of the carrying amount of an asset group to its estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the asset group exceeds its estimated undiscounted future cash flows, an impairment charge is recognized as the amount by which the carrying amount of the asset exceeds the fair value of the asset. Shop-level assets are grouped together for the purpose of the impairment assessment. Due to unfavorable operating results at certain shops, the Company assessed the related assets for impairment for the fiscal years ended 2010, 2011 and 2012 and the 26 weeks ended June 24, 2012 and June 30, 2013. The fair value of the shop assets was determined using the discounted future cash flow method of anticipated cash flows through the shop’s lease-end date using fair value measurement inputs classified as Level 3. Level 3 inputs are derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable. The Company used a weighted average cost of capital to discount the future cash flows. The Company recorded an impairment charge of $2.9 million, $0.4 million and $0.2 million for the fiscal years 2010, 2011 and 2012, respectively, and $0.1 million and $0.1 million for the 26 weeks ended June 24, 2012 and the 26 weeks ended June 30, 2013, respectively, which is included in impairment and loss on disposal of property and equipment in the consolidated statements of operations. As a result of Hurricane Sandy, the Company recorded a charge of $0.8 million related to the disposal of assets damaged by the storm.

(l) Intangible Assets

The Company reviews indefinite-lived intangible assets, which includes goodwill and tradenames, annually at fiscal year end for impairment or more frequently if events or circumstances indicate that the carrying value may not be recoverable. An impaired asset is written down to its estimated fair value based on the most recent information available. The Company assesses the fair values of its intangible assets, and its reporting unit for goodwill testing purposes, using both an income-based approach and a market approach. Under the income approach, fair value is based on the present value of estimated future cash flows. The income approach is dependent on a number of factors, including forecasted revenues and expenses, appropriate discount rates and other variables. The market approach measures fair value by comparison to the observed fair values of comparable companies, adjusted for the relative size and profitability of these comparable companies. The annual impairment review utilizes the estimated fair value of the intangible assets and the overall reporting unit and compares the estimated fair values to the carrying values as of the testing date. If the carrying value of these intangible assets or the reporting unit exceeds the fair values, the Company would then use the fair values to measure the amount of any required impairment charge. No impairment charge was recognized for intangible assets for any of the fiscal or interim periods presented.

(m) Pre-opening Costs

Pre-opening costs are expensed as incurred and primarily consist of manager salaries and training, travel, employee payroll, and related training costs incurred prior to the opening of a restaurant, as well as occupancy costs incurred from when we take site possession to shop opening.

(n) Advertising Expenses

Advertising costs are expensed as incurred and are included in general and administrative expenses in the consolidated statements of operations. Advertising expenses were $2.3 million, $2.4 million and $1.8 million in fiscal years 2010, 2011 and 2012, respectively, and $0.7 million and $0.8 million for the 26 weeks ended June 24, 2012 and June 30, 2013, respectively.

POTBELLY CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(o) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are attributable to differences between financial statement and income tax reporting. Deferred tax assets, net of any valuation allowances, represent the future tax return consequences of those differences and for operating loss and tax credit carryforwards, which will be deductible when the assets are recovered. Deferred tax assets are reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized. In making this assessment of realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Deferred tax liabilities are recognized for temporary differences that will be taxable in future years’ tax returns.

The Company accounts for uncertain tax positions under current accounting guidance, which prescribes a minimum probability threshold that a tax position must meet before a financial statement benefit is recognized. The minimum threshold is defined as a tax position that is more likely than not to be sustained upon examination by tax authorities, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement.

(p) Stock-Based Compensation

The Company’s 2001 and 2004 Equity Incentive Plans (the “Plans”) permit the granting of awards to employees and nonemployee officers, consultants, agents, and independent contractors of the Company in the form of stock appreciation rights, stock awards, and stock options. The Company accounts for its stock-based employee compensation in accordance with ASC 718, Stock Based Compensation. The Company’s stock option plan contains a performance condition that restricts certain option holders’ ability to exercise vested options until the consummation of an initial public offering (IPO) under the Securities Act of 1933 or at the discretion of the Company’s board of directors. As a result, no compensation cost related to vested employee stock options with these performance conditions has been recognized through June 30, 2013 as it is not possible to determine if these performance conditions will be met. However, the Company has estimated the potential compensation cost to be recorded upon consummation of an initial public offering associated with vested options is approximately $7.2 million as of the date of this filing, determined using the Black-Scholes option pricing valuation model. For stock options granted without these performance conditions, the Company records stock compensation expense on a straight-line basis over the vesting period based on the grant-date fair value of the option, determined using the Black-Scholes option pricing valuation model.

(q) Leases

The Company leases retail shops, warehouse and office space under operating leases. Most lease agreements contain tenant improvement allowances, rent holidays, lease premiums, rent escalation clauses, and/or contingent rent provisions. For purposes of recognizing incentives, premiums, and minimum rental expenses on a straight-line basis over the terms of the leases, the Company uses the date it takes possession of the leased space for construction purposes as the beginning of the term, which is generally two to three months prior to a shop’s opening date. For leases with renewal periods at the Company’s option, the Company determines the expected lease period based on whether the renewal of any options are reasonably assured at the inception of the lease. In addition to rental expense, certain leases require the Company to pay a portion of real estate taxes, utilities, building operating expenses, insurance and other charges in addition to rent.

POTBELLY CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For tenant improvement allowances, rent escalations, and rent holidays, the Company records a deferred rent liability in its consolidated balance sheets and amortizes the deferred rent over the terms of the leases as reductions to occupancy expense in the consolidated statements of operations.

(r) Revenue Recognition

Revenue from retail shops are presented net of discounts and recognized when food and beverage products are sold. Sales taxes collected from customers are excluded from revenues and the obligation is included in accrued liabilities until the taxes are remitted to the appropriate taxing authorities.

Revenues from the Company’s gift cards are deferred and recognized upon redemption or after a period of 36 months of inactivity on gift card balances (“gift card breakage”) and the Company does not have a legal obligation to remit the value of the unredeemed gift cards to the relevant jurisdictions. The Company recognized $0.2 million, $0.2 million and $0.1 million in gift card breakage income included in other operating expenses in the consolidated statements of operations for the fiscal years ended 2010, 2011 and 2012, respectively, and $20 thousand and $33 thousand for the 26 weeks ended June 24, 2012 and for the 26 weeks ended June 30, 2013, respectively.

The Company earns an initial franchise fee and ongoing royalty fees under the Company’s franchise agreements. Initial franchise fee revenue is recognized at the point a franchise shop opens for business to the public, as this is the point in time when the Company has substantially performed all initial services required under the franchise agreement. The Company recognized franchise fee revenue of $0.2 million in each fiscal year 2011 and 2012 and $0.1 million in each of the 26 weeks ended June 24, 2012 and June 30, 2013. Initial franchise fee payments received by the Company before the shop opens are recorded as deferred revenue in the consolidated balance sheet. The Company had deferred revenue of $0.1 million, $0.1 million and $0.3 million recorded as accrued expenses as of December 25, 2011, December 30, 2012 and June 30, 2013, respectively. Royalty fees are based on a percentage of sales and are recorded as revenue as the fees are earned and become receivable from the franchisee. The Company recognized royalty fees revenue of $0.3 million and $0.7 million for fiscal years 2011 and 2012, respectively, and $0.3 million and $0.4 million for the 26 weeks ended June 24, 2012 and for the 26 weeks ended June 30, 2013, respectively.

(s) Recent Accounting Pronouncements

In May 2011, the FASB issued guidance, which amends the fair value measurement and disclosure requirements. The updated guidance was issued to provide a consistent definition of fair value and ensure that fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards (“IFRS”). The updated guidance is effective for fiscal years beginning after December 15, 2011. The adoption of this new accounting guidance did not have an impact on the Company’s consolidated financial statements.

(t) Commitments and Contingencies

We are subject to legal proceedings, claims and liabilities, such as employment-related claims and slip and fall cases, which arise in the ordinary course of business and are generally covered by insurance. In the opinion of management, the amount of ultimate liability with respect to those actions should not have a material adverse impact on our financial position, results of operations or cash flows.

Many of the food products we purchase are subject to changes in the price and availability of food commodities, including, among other things, beef, poultry, grains, dairy and produce. We work with our

POTBELLY CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

suppliers and use a mix of forward pricing protocols for certain items under which we agree with our supplier on fixed prices for deliveries at some time in the future, fixed pricing protocols under which we agree on a fixed price with our supplier for the duration of that protocol, and formula pricing protocols under which the prices we pay are based on a specified formula related to the prices of the goods, such as spot prices. Our use of any forward pricing arrangements varies substantially from time to time and these arrangements tend to cover relatively short periods (i.e., typically twelve months or less). Such contracts are used in the normal purchases of our food products and not for speculative purposes, and as such are not required to be evaluated as derivative instruments. We do not enter into futures contracts or other derivative instruments.

(3) Earnings per share

Basic and diluted income (loss) per common share attributable to common stockholders have been calculated using the weighted average number of common shares outstanding for the period. Diluted income (loss) per common share attributable to common stockholders is computed by dividing the income (loss) allocated to common stockholders utilizing the two-class method by the weighted average number of fully diluted common shares outstanding. Our redeemable convertible preferred stock are all considered participating securities requiring the two-class method to calculate basic and diluted earnings per share. In periods of a net loss attributable to common stockholders, the redeemable convertible preferred stock are excluded from the computation of basic earnings per share due to the fact that they are not required to fund losses and the redemption amount is not reduced as a result of losses. Dilutive securities do not include stock options awarded to employees that have a performance condition requiring the completion of an initial public offering of common stock, as that performance condition was not satisfied at the reporting date and the holders of these options have no rights in our undistributed earnings until that time.

POTBELLY CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

In addition, the table below presents the unaudited pro forma calculation of the weighted average common shares outstanding for basic and dilutive calculation purposes, and the resulting pro forma calculation of the earnings per share available to common stockholders as if the conversion had occurred as of the beginning of the period. Amounts in the table below are presented in thousands, except for share data and earnings per share amounts. The unaudited pro forma basic and diluted earnings per share available to common stockholders for the fiscal year ended December 30, 2012 and the 26 weeks ended June 30, 2013 reflect the number of additional shares that would have been required to be issued to generate sufficient proceeds to fund the payment of the dividend that is payable from the net proceeds of our initial public offering based on an assumed offering price of $10.00 per share (the midpoint of the price range set forth on the cover page of this prospectus).

	Fiscal Year			For the 26 Weeks Ended
	2010	2011	2012	June 24, 2012	June 30, 2013
				(Unaudited)
Calculation of undistributed income (loss) for basic and diluted shares:
Net income (loss) attributable to Potbelly Corporation	$(530)	$7,165	$24,046	$3,023	$2,777
Less: Accretion of redeemable convertible preferred stock to maximum redemption value	(45,992)	(17,410)	(10,495)	(8,342)	(10,301)

Undistributed (loss) income for basic and diluted shares	$(46,522)	$(10,245)	$13,551	$(5,319)	$(7,524)

Allocation of undistributed income (losses) to participating securities:
Common shares	$(46,522)	$(10,245)	$2,878	$(5,319)	$(7,524)
Redeemable convertible preferred shares	—	—	10,673	—	—

Undistributed (loss) income	$(46,522)	$(10,245)	$13,551	$(5,319)	$(7,524)

Weighted average common shares outstanding-basic	4,978,621	4,359,930	4,013,414	3,972,873	4,241,752
Plus: Effect of potential stock options exercise	—	—	18,052	—	—
Plus: Effect of potential warrant exercise	—	—	357,356	—	—

Weighted average common shares outstanding-diluted	4,978,621	4,359,930	4,388,822	3,972,873	4,241,752

Income (loss) per share available to common stockholders-basic	$(9.34)	$(2.35)	$0.72	$(1.34)	$(1.77)
Income (loss) per share available to common stockholders-diluted	$(9.34)	$(2.35)	$0.66	$(1.34)	$(1.77)
Potentially dilutive shares that are considered anti-dilutive:
Common share options	3,611,076	4,261,010	1,258,537	4,553,804	4,399,773
Warrants	633,996	378,996	—	620,700	345,213
Weighted average common shares outstanding-basic, as reported			4,013,414		4,241,752
Plus: Pro forma adjustment to reflect assumed dividend			2,580,800		2,605,400
Plus: Effect of converting preferred shares			16,276,388		16,279,262
Plus: Effect of converting warrants			338,455		110,117

Pro forma weighted average common shares outstanding-basic			23,209,057		23,236,531
Plus: Effect of converting warrants issued to related party			18,901		43,350
Plus: Effect of potential stock options exercise			18,052		243,512

Pro forma weighted average common shares outstanding-diluted			23,246,010		23,523,393
Pro forma earnings per share available to common stockholders-basic			$1.04		$0.12
Pro forma earnings per share available to common stockholders-diluted			$1.03		$0.12

POTBELLY CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(4) Property and Equipment

Property and equipment, net consisted of the following (in thousands):

	December 25, 2011	December 30, 2012	June 30, 2013
			(Unaudited)
Leasehold improvements	$105,488	$117,804	$124,906
Machinery and equipment	24,217	28,490	32,063
Furniture and fixtures	17,769	19,605	20,954
Computer equipment and software	10,879	12,502	13,703
Construction in progress	1,868	2,856	3,486

	160,221	181,257	195,112
Less: accumulated depreciation	(100,800)	(111,948)	(120,387)

	$59,421	$69,309	$74,725

(5) Intangible assets and goodwill

Intangible assets and goodwill consisted of the following (in thousands):

	December 25, 2011	December 30, 2012	June 30, 2013
			(Unaudited)
Goodwill	$1,428	$1,428	$1,428
Trade name	3,404	3,404	3,404

Indefinite-lived assets	4,832	4,832	4,832

Noncompete and nonsolicitation agreement	239	239	239
Accumulated amortization	(239)	(239)	(239)

Definite-lived assets	—	—	—

Total	$4,832	$4,832	$4,832

Amortization expense for definite-lived intangibles was $20 thousand for fiscal year 2011.

(6) Accrued Expenses

Accrued expenses consisted of the following (in thousands):

	December 25, 2011	December 30, 2012	June 30, 2013
			(Unaudited)
Accrued labor and related expenses	$6,486	$4,108	$4,890
Deferred gift card revenue	1,409	1,412	914
Accrued occupancy expenses	1,321	1,352	1,301
Deferred rent—current	1,129	1,234	1,351
Accrued corporate and shop expenses	1,000	1,357	1,402
Accrued utilities	701	1,122	1,212
Accrued sales and use tax	792	1,034	1,236
Accrued construction	451	1,267	1,381
Accrued contract termination costs (a)	91	151	110
Accrued professional fees	360	546	641
Accrued other	866	970	787

Total	$14,606	$14,553	$15,225

POTBELLY CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(a)	The Company incurs expenses associated with exit activity for certain signed lease agreements, which are recognized in general and administrative expenses. Accrued contract termination costs consisted of the following (in thousands):

	December 25, 2011	December 30, 2012	June 30, 2013
			(Unaudited)
Accrued contract termination costs—beginning balance	$480	$91	$151
Contract termination costs incurred	231	170	—
Contract termination costs settled and paid	(620)	(110)	(41)

Accrued contract termination costs—ending balance	$91	$151	$110

(7) Income Taxes

Income before income taxes for the Company’s domestic and foreign operations was as follows (in thousands):

	Fiscal Year
	2010	2011	2012
Domestic operations	$243	$7,702	$8,018
Foreign operations	—	—	—

Total	$243	$7,702	$8,018

Income tax expense (benefit) consisted of the following (in thousands):

	Fiscal Year
	2010	2011	2012
Federal:
Current	$—	$—	$—
Deferred	579	89	(13,610)

	579	89	$(13,610)
State and Local:
Current	126	424	876
Deferred	68	24	(3,260)

	194	448	$(2,384)

Income tax expense (benefit)	$773	$537	$(15,994)

POTBELLY CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Income tax expense differed from the amounts computed by applying the U.S. federal income tax rates to income before income taxes as a result of the following (in thousands):

	Fiscal Year			For the 26 Weeks Ended
	2010	2011	2012	June 24, 2012	June 30, 2013
				(Unaudited)
Computed “expected” tax expense	$83	$ 2,619	$2,726	$1,246	$1,589
Increase (reduction) resulting from:
State and local income taxes, net of federal income tax effect	126	424	358	682	256
General business credits and other tax credits	—	—	(41)	—	(23)
Change in valuation allowance	(83)	(2,619)	(19,078)	(1,246)	—
Other, net	647	113	41	—	64

	$773	$537	$(15,994)	$682	$1,886

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities reflected in the consolidated balance sheets are presented below (in thousands):

	December 25, 2011	December 30, 2012
Deferred tax assets—current:
Accrued liabilities	$1,070	$1,174
Deferred revenue on gift certificates and gift cards	71	79
Deferred tax assets—non-current:
Net operating loss carryforwards	7,167	2,810
Stock-based compensation	2,543	3,640
Property and equipment depreciation	6,935	6,922
Deferred rent and start-up amortization	2,590	3,085
Accrued liabilities	90	56
General business credits and other tax credits	—	292

Total deferred tax assets	20,466	18,058
Less: valuation allowance	(19,811)	(47)

Net deferred tax assets	655	18,011
Deferred tax liabilities—current:
Prepaids	299	339
Deferred tax liabilities—non-current:
Intangible asset	760	865
Other timing differences	356	697

Total gross deferred tax liabilities	1,415	1,901

Net deferred tax assets (liabilities)	$(760)	$16,110

As of December 30, 2012, the Company had available net operating loss carryforwards for federal and state income tax purposes of approximately $6.6 million and $8.9 million, respectively, which will expire between 2018 and 2032, if unused. These net operating losses accounted for deferred tax assets of approximately $2.2 million and $0.6 million in the year ended December 30, 2012. The Company also has an additional $2.5 million of federal net operating losses as a result of excess tax benefits, which are not recognized for book purposes until realized.

POTBELLY CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The Company accounts for income taxes in accordance with Accounting Standards Codification (“ASC”) 740—Income Taxes, which requires that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of the temporary differences between the book and tax basis of recorded assets and liabilities. The Company makes estimates and judgments with regard to the calculation of certain income tax assets and liabilities. ASC 740 requires that deferred tax assets be reduced by a valuation allowance if, based on the consideration of all available evidence, it is more likely than not that some portion of the deferred tax assets will not be realized. The Company has a significant amount of deferred tax assets recorded on its balance sheet, primarily related to net operating loss (“NOL”) carryforwards and timing differences for long-lived assets, stock-based compensation and deferred rent. In previous fiscal periods, the Company determined that more likely than not its deferred tax assets would not be fully realizable based on a history of operating losses incurred and established a full valuation allowance in accordance with ASC Topic 740. Throughout fiscal 2012, the Company evaluated evidence to determine if releasing the valuation allowance is appropriate and concluded in the fourth quarter of fiscal 2012 that it is more likely than not the deferred tax assets will ultimately be realized. In determining the likelihood of future realization of the deferred tax assets as of December 30, 2012, the Company considered both positive and negative evidence and weighted the effect of such evidence based upon its objectivity. As a result of the Company’s analysis of both positive and negative evidence, it believes that the weight of the positive evidence, primarily related to the cumulative income in the most recent three years and achievement of a sustained level of profitability, is sufficient to overcome the weight of the negative evidence, primarily related to continued uncertainty in the condition of the macro-economic environment, and recorded a $16.9 million benefit to release the full valuation allowance against our deferred tax assets in the fourth quarter of 2012.

In accordance with our accounting policy, the Company recognizes accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense. The policy did not change as a result of the adoption of “FIN No. 48.” As of December 25, 2011 and December 30, 2012, the Company had no interest or penalties accrued.

The tax years prior to 2010 are generally closed for examination by the United States Internal Revenue Service as a result of previous audits; however, these tax years may be subject to audit as a result of the Company utilizing net operating losses currently recorded. State statutes are generally open for audit for the 2008 to 2011 tax years. Additionally, the tax years from 2001 to 2007 are open for examination by certain state tax authorities due to net operating losses generated at the state level.

(8) Long-term debt

Long-term debt consisted of the following (in thousands):

	December 25, 2011	December 30, 2012	June 30, 2013
			(Unaudited)
Senior credit facility (a)	$14,000	$14,000	$14,000
Note payable (b)	1,243	1,169	1,132

Total long-term debt	15,243	15,169	15,132
Less: Current portion	70	74	73

Long-term debt, net of current portion	$15,173	$15,095	$15,059

POTBELLY CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The fair value of the current and long-term debt approximates the carrying value of the debt for all periods presented.

(a) Credit facility

JPMorgan Chase Bank, N.A.

On September 21, 2012, the Company entered into a five-year revolving credit facility agreement that expires in September 2017 and provides for borrowings up to $35.0 million to fund capital expenditures for new shops, renovations and maintenance of existing shops, and to provide ongoing working capital for other general and corporate purposes. The credit facility contains customary representations, warranties and negative and affirmative covenants, including a requirement to maintain a maximum leverage ratio, as defined, of 2.25:1 and a minimum debt service coverage ratio, as defined, of 1.5:1. The credit facility also limits the restricted payments (primarily distributions and equity repurchases) that the Company may make, unless we obtain certain waivers or amendments from our lender. The Company was in compliance with these restrictions and conditions as of December 30, 2012 and June 30, 2013. The credit facility is secured by substantially all assets of the Company. Borrowings under the credit facility bear interest at interest rates based upon either the base rate or the London InterBank Offered Rate, plus or minus the applicable margins. The base rate is the higher of the prime rate and the federal funds rate, plus 0.50%. The Company’s outstanding borrowings under the credit facility had a weighted average interest rate of 1.35% as of December 30, 2012 and June 30, 2013.

Wells Fargo Bank, N.A.

On January 15, 2008, the Company entered into a five-year revolving credit facility agreement that would have expired in January 2013 and provided for borrowings up to $35.0 million to fund capital expenditures for new shops and renovations and maintenance of existing shops, and to provide ongoing working capital for other general and corporate purposes. This facility terminated on September 21, 2012 upon the execution of the Company’s credit facility with JPMorgan Chase Bank, N.A. The Company was in compliance with all of the financial covenants included in this credit facility at the time of its termination.

(b) Note payable

On March 15, 2007, the Company entered into a long-term note payable associated with the acquisition of certain assets of Pot Belly Deli, Inc., an unrelated California company, including the Pot Belly trade name, certain design marks, and other related assets. The Company records interest on the note payable under the effective interest method at an interest rate of 6% and recorded interest expense of $0.1 million in each fiscal year 2010, 2011 and 2012 and $39 thousand for both the 26 weeks ended June 24, 2012 and June 30, 2013. Payment of interest and principal is made monthly. The final payment of the note will be made on April 1, 2015.

As of December 30, 2012, the scheduled payments on debt were as follows (in thousands):

Years Ending
2013	$79
2014	84
2015	1,006
2016	—
2017	14,000
Thereafter	—
Total payments	$15,169

POTBELLY CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(9) Capital Stock and Warrants

As of December 25, 2011 and December 30, 2012, the Company had authorized an aggregate of 52,683,632 shares of capital stock, of which 35,000,000 shares were designated as common stock, 500,000 shares were designated as non-voting common stock, and 17,183,632 shares were designated as preferred stock. The preferred stock consisted of 4,197,377 shares designated as Series A preferred stock, 3,375,221 shares designated as Series B preferred stock, 1,666,668 shares designated as Series C preferred stock, 1,250,000 shares designated as Series D preferred stock, 4,194,366 shares designated as Series E preferred stock, and 2,500,000 shares designated as Series F preferred stock. As of December 25, 2011 and December 30, 2012, the Company had issued and outstanding 3,697,377 shares of Series A preferred stock, 3,290,294 shares of Series B preferred stock, 1,646,595 shares of Series C preferred stock, 1,250,000 shares of Series D preferred stock, 4,194,366 shares of Series E preferred stock, and 2,007,743 shares of Series F preferred stock.

A summary of the status of the Company’s issued warrants as of December 30, 2012 is set forth below:

Unexercised Warrants	Number of Warrants
Outstanding—December 26, 2010	633,996
Less: Exercise of warrants at $0.01 per share	55,000
Less: Expiration of warrants at $5.00 per share (a)	200,000

Outstanding—December 25, 2011	378,996
Issuance of warrants at $8.16 per share (a)	241,704
Exercise of warrants at $5.46 per share	(261,104)

Outstanding—December 30, 2012	359,596
Exercise of warrants at $0.01 per share	(14,383)

Outstanding—June 30, 2013 (Unaudited)	345,213

(a)	As part of the initial investment by outside investors in 2001, the Company issued stock warrants convertible to 200,000 shares of common stock at an exercise price of $5.00 per share, which expired on September 1, 2011. After the expiration of these warrants and to recognize past and continued service to the Board, the Company issued an additional 241,704 warrants at an exercise price of $8.16 per share. The Company used the following assumptions for purposes of valuing these warrants granted in 2011: common stock fair value of $8.16 per share; expected life of warrants-five years; volatility-53%; risk-free interest rate-1.05%; and dividend yield-0%.

All series of preferred stock are subject to substantially the same general terms and conditions. Dividends accrue (whether or not declared) on each share of preferred stock at a rate of 6% per annum of the applicable liquidation value until the first to occur of (1) the date on which the applicable liquidation value of such share is paid to the holder in connection with a significant event, (2) the date on which such share is converted into common stock, or (3) the date on which such share is acquired by the Company. Dividends are cumulative, but are payable only upon their redemption or the occurrence of a significant event that would result in a distribution to their holders of less than 110% of the shares’ liquidation value (generally the applicable gross issuance price of the shares). A significant event includes a merger, sale of substantially all assets, change of control, or liquidation of the Company, but it does not include an IPO. Unpaid dividends are forfeited upon any conversion of preferred stock into common stock.

All shares of preferred stock automatically convert to common stock in the event of a qualified IPO (as defined), the election of the holders of a majority of the shares of preferred stock, or the conversion of at least a

POTBELLY CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

majority of the shares of issued preferred stock. None of the shares of preferred stock are mandatorily redeemable. Subsequent to December 24, 2014, preferred stock may be redeemed upon a majority vote of the preferred stockholders in accordance with the terms of the agreement for a period of 12 months (“Redemption Election Period”). If the holders of at least a majority of the preferred stock then outstanding do not approve the redemption of preferred shares outstanding during the Redemption Election Period, the Company shall have no further obligation to redeem any shares of preferred stock. Dividends are cumulative, but are payable only upon their redemption or the occurrence of a significant event that would result in a distribution to their holders of less than 110% of the shares’ liquidation value (generally the applicable gross issuance price of the shares). The Company classifies the preferred stock outside of permanent equity on the balance sheet as redemption of the preferred stock is outside the control of the Company.

The Company recognizes changes in the redemption value immediately as they occur via direct charges to additional paid-in capital and then to accumulated deficit, and adjusts the carrying value of the preferred stock to equal its maximum redemption value at the end of each reporting period. In the event of a redemption, the price paid by the Company for the preferred stock would be the greater of (a) the liquidation value of the preferred stock series being redeemed, plus any accrued and unpaid dividends, or (b) the amount in respect of such share of preferred stock that such holder would have been entitled to receive on an as-converted basis assuming all the shares have been converted into common stock. The form of consideration in the event of liquidation would be the same for the common stockholders as would be provided to the preferred stockholders. Based on the terms of the agreements, the redemption and conversion features do not require bifurcation and separate measurement in the financial statements since neither of the features meet the net settlement criteria under ASC 815, Derivatives and Hedging.

The Company measures our redeemable convertible preferred stock at its maximum redemption value at each reporting period. The fair value of the Company, used to calculate the maximum redemption value of the redeemable convertible preferred stock and to measure the value of the common stock as a key assumption in the determination of the compensation expense associated with our stock options (see Note 12), was determined with assistance from an independent third-party valuation specialist. The valuations of the Company and our common stock were determined based on valuation methodologies and assumptions selected in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Companies Equity Securities Issued as Compensation. In the absence of observable market data regarding the value of our stock, the valuation of the Company and our common stock was estimated using multiple valuation approaches, primarily an income and market approach. The income approach is based on the present value of estimated future cash flows, and relies upon significant assumptions and estimates, including those related to the selected discount rate and forecasted revenues and expenses. The market approach is based on a comparison to observed fair values of comparable peer companies and recent market transactions, adjusted for the relative size and profitability of these peer companies relative to the Company.

Each share of common stock has the same relative rights and is identical in all respects with each other share of common stock. Each holder of shares of common stock is entitled to one vote for each share held by such holder at all meetings of stockholders. Each share of non-voting common stock has no voting rights. All shares of non-voting common stock convert into voting common stock on a 1:1 basis immediately prior to the closing of an underwritten IPO or sale of the Company. The redeemable convertible preferred stock include down-round provisions which would adjust the conversion price for any additional stock issued without consideration or for a consideration per share less than the respective conversion price for one or more of the series of preferred stock in effect immediately prior to the issuance of such additional stock.

On December 24, 2008 (the “Initial Closing”), the Company issued 1,268,207 shares of Series F preferred stock at a gross issuance price of $8.00 per share for total proceeds, net of offering costs, of $10.0

POTBELLY CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

million. Concurrent with the Initial Closing and issuance of the Series F preferred stock, the Company issued stock warrants convertible to 200,548 shares of common stock at an exercise price of $0.01. These warrants expire prior to the earliest to occur of (i) an IPO, (ii) a liquidity event, or (iii) December 24, 2013. The warrants meet the criteria for classification as permanent equity, and as such were recorded at the fair value at the time of issuance.

In January 2009, prior to January 31, 2009 (the “Offering Termination Date”), the Company issued an additional 679,641 shares of Series F preferred stock at a gross issuance price of $8.00 per share for total proceeds, net of offering costs, of $5.4 million. Concurrent with this issuance of the Series F preferred stock, the Company issued stock warrants convertible to 178,448 shares of common stock at an exercise price of $0.01. These warrants expire prior to the earliest to occur of (i) an IPO; (ii) a liquidity event; or (iii) the date specified in each warrant agreement, ranging between December 29, 2013 and January 30, 2014. The warrants meet the criteria for classification as permanent equity, and as such were recorded at the fair value at the time of issuance.

Subsequent to the Offering Termination Date, the applicable conversion price for the Series C preferred stock, Series D preferred stock, and Series E preferred stock was adjusted under the conversion procedure provision in order to prevent dilution. After the adjustment, the Series C preferred stock, Series D preferred stock, and Series E preferred stock are convertible into common stock at the conversion rates of 1:1.01, 1:1.03, and 1:1.03, respectively.

On July 8, 2010, the Company issued 84,898 shares of Series F preferred stock as a settlement for the 2009 bonus compensation of one of the Company’s senior executives. The Company immediately repurchased 25,003 shares for a total purchase price of $234,000. The preferred stock was issued and repurchased at fair value. The compensation expense related to the bonus was recorded during the year ended December 27, 2009, and the related liability was included within accrued payroll and other related benefits as of December 27, 2009.

On June 1, 2011, the Company repurchased from a board member and retired 500,000 shares of $0.01 par value Series A preferred stock at a purchase price of $10.00 per share and 1,180,748 of $0.01 par value common stock at a purchase price of $7.22 per share for a total purchase price of $13.5 million. The Company recorded the repurchase and retirement of the preferred and common shares at fair value with the amount in excess of par value allocated to additional paid-in-capital.

On February 26, 2013, the Company issued 59,865 stock options to Bryant Keil, which are exercisable without restriction and vested immediately. Subsequent to the issuance, the applicable conversion price for the Series D preferred stock and Series E preferred stock was adjusted under the conversion procedure provision in order to prevent dilution. After the adjustment, the Series D preferred stock and Series E preferred stock are convertible into common stock at the conversion rates of 1:1.03 and 1:1.03, respectively.

(10) Operating Leases

Rental expense under operating lease agreements were as follows (in thousands):

	Fiscal Year			For the 26 Weeks Ended
	2010	2011	2012	June 24, 2012	June 30, 2013
				(Unaudited)
Minimum rentals	$19,474	$20,152	$26,195	$12,134	$14,849
Contingent rentals	1,363	1,353	1,452	698	777
Less: sublease rentals	(292)	(95)	(96)	(47)	(47)

Total	$20,545	$21,410	$27,551	$12,785	$15,579

POTBELLY CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Of total rental expense, $0.2 million and $0.1 million for two leases with BLK Properties, LLC (a company related through common ownership) for fiscal years 2010 and 2011, respectively. The first lease required monthly payments of $5 thousand over the remaining lease term, which expired in March 2012. The related-party interest of the second lease was dissolved on September 29, 2010, when BLK Properties, LLC sold its ownership interest in the property to an unrelated party.

A schedule by year of future minimum rental payments required under operating leases, excluding contingent rent, that have initial or remaining non-cancelable lease terms in excess of one year, as of December 30, 2012, is as follows (in thousands):

Years Ending	Minimum
2013	$27,552
2014	27,289
2015	25,240
2016	22,294
2017	18,595
Thereafter	63,002

Total minimum payments required*	$183,972

*	Minimum payments have not been reduced by minimum sublease rentals of $1.0 million due in the future.

Certain leases have outstanding letters of credit in lieu of rent deposits expiring at various dates through August 2013. The letters of credit were $0.7 million, $0.6 million and $0.6 million in aggregate for the years ended December 25, 2011, December 30, 2012, and as of June 30, 2013, respectively. Under the credit facility, outstanding letters of credit are subject to an annual fee of 1.00% and reduce the available borrowing to the Company.

(11) Employee Benefit Plan

The Company sponsors a 401(k) profit sharing plan for all employees who are eligible based upon age and length of service. The Company made matching contributions of $0.3 million for each fiscal year 2010, 2011 and 2012 and $0.1 million for the 26 weeks ended June 24, 2012 and June 30, 2013.

(12) Stock Options

In connection with this offering, the Company’s board of directors plans to adopt the 2013 Long-Term Incentive Plan, which will replace the 2004 Incentive Plan. Once the 2013 Long-Term Incentive Plan is effective, the Company will no longer make awards under the 2004 Incentive Plan. However, the 2004 Incentive Plan will continue to govern outstanding awards granted prior to its termination.

The Company has granted stock options under its 2001 and 2004 Equity Incentive Plans (the “Plans”). The Plans permit the granting of awards to employees and nonemployee officers, consultants, agents, and independent contractors of the Company in the form of stock appreciation rights, stock awards, and stock options. The Plans give broad powers to the Company’s board of directors to administer and interpret the Plans, including the authority to select the individuals to be granted options and rights and to prescribe the particular form and conditions of each option to be granted.

Under the Plans, the number of shares and exercise price of each option are determined by the committee designated by the Company’s board of directors. The options granted are generally exercisable within a 10-year period from the date of grant, upon the consummation of an IPO under the Securities Act of 1933 or at

POTBELLY CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

the discretion of the board of directors. Certain options have been issued to key executives, which are exercisable without restriction. Options issued and outstanding expire on various dates up to the year 2022. The range of exercise prices of options outstanding as of December 30, 2012, is $6 to $14 per option, and the options vest over a range of immediately to five-year periods.

In 2007, the Company entered into the Stock Option Agreement and Plan (the “Agreement”), which granted a certain key executive 500,000 options of non-voting common stock.

Under the 2001 Plan the Company had 746,749 shares reserved for issuance. In September 2011, the 2001 Plan expired with options outstanding under the plan still available for exercise. As of December 25, 2011, December 30, 2012 and June 30, 2013, a total of 3,960,998, 3,960,998 and 4,289,994 shares of common stock have been reserved for issuance under the 2004 Equity Incentive Plan and a total of 500,000 shares of non-voting common stock have been reserved for issuance under the Agreement.

Activity under the Plans and the Agreement, is as follows:

Options	Shares (Thousands)	Weighted Average Exercise Price	Aggregate Intrinsic Value (Thousands)	Weighted Average Remaining Term (Years)
Outstanding—December 26, 2010	3,611	9.68	$1,329	5.80

Granted	1,258	7.20
Exercised	(120)	4.00
Canceled	(488)	7.70

Outstanding—December 25, 2011	4,261	9.19	$2,229	6.34

Granted	504	8.65
Exercised	—	—
Canceled	(552)	7.67

Outstanding—December 30, 2012	4,213	9.30	$5,348	5.93
Granted	398	9.47
Exercised	—	—
Canceled	(212)	8.16

Outstanding—June 30, 2013 (Unaudited)	4,399	9.37	$8,630	5.95

Vested—December 30, 2012	2,783	10.09	$2,905	4.80

Vested and expected to vest—December 30, 2012	4,211	9.30	$5,344	5.93

Exercisable without restriction—December 30, 2012	2,101	9.16	$2,923	5.97

In accordance with ASC Topic 718, Compensation—Stock Compensation, stock-based compensation is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense over the requisite employee service period (generally the vesting period of the grant). For those options that are exercisable without restriction, the Company recognized $1.0 million, $1.5 million and $2.8 million in stock compensation expense for fiscal years 2010, 2011 and 2012, respectively, and $1.9 million and $1.1 million for the 26 weeks ended June 24, 2012 and for the 26 weeks ended June 30, 2013, respectively, with a corresponding increase to additional paid-in-capital. As of December 25, 2011, December 30, 2012 and June 30, 2013, the unrecognized stock compensation expense was $3.5 million, $1.6 million and $0.7 million, respectively, which will be recognized through 2014. The expenses were recorded as general and administrative expenses in the consolidated statements of operations.

POTBELLY CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

On May 10, 2011, the Company issued 788,001 stock options to certain key executives, which are exercisable without restriction and vest over a three-year period. The fair value of the options was determined using the Black-Scholes-Merton option pricing model. The Company used the following assumptions for purposes of valuing these option grants in 2011: common stock fair value of $7.22 per share; expected life of options—six years; volatility—51%; risk-free interest rate—2.57%; and dividend yield—0%. The Company used the simplified method for determining the expected life of the options. The Company is unable to calculate specific stock price volatility as a private company, and as such, the Company used a blended volatility rate for comparable publicly traded companies.

On February 26, 2013, the Company issued 59,865 stock options to Bryant Keil, which are exercisable without restriction and vested immediately. The fair value of the options was determined using the Black-Scholes-Merton option pricing model. The Company used the following assumptions for purposes of valuing these option grants: common stock fair value of $9.47 per share; expected life of options—five years; volatility—46.6%; risk-free interest rate—.78%; and dividend yield—0%. The Company used the simplified method for determining the expected life of the options. The Company is unable to calculate specific stock price volatility as a private company, and as such, the Company used a blended volatility rate for comparable publicly traded companies.

(13) Subsequent Events

In August 2013, our board of directors declared a cash dividend in an aggregate amount of approximately $49.9 million, which is payable on shares of our common and preferred stock outstanding on the day immediately prior to the closing date of this offering. The dividend will be paid from the net proceeds of the initial public offering and will not be paid on any shares purchased in such offering.

The Company also modified stock option agreements for all current employees and a board member to revise the exercise price of $14.00 per option on 718,593 options to an exercise price of $10.59 per option and issued 122,271 stock options to the same board member at an exercise price of $10.59 per option. All of these options contain a performance condition that restricts the option holders’ ability to exercise vested options until the consummation of an initial public offering (an “IPO”) under the Securities Act of 1933 or at the discretion of the Company’s board of directors. In accordance with ASC Topic 718, Compensation—Stock Compensation, the Company expects to record a charge of approximately $0.8 million related to the incremental value associated with the reduced exercise price at the time performance conditions have been met and a charge of approximately $0.6 million associated with options issued to a board member at the time performance conditions have been met.

In addition, our board of directors approved the issuance of 395,000 stock options to certain of the Company’s senior leaders at exercise prices equal to the IPO price, which are exercisable without restriction and vest over a period of four years. In accordance with ASC Topic 718, Compensation—Stock Compensation, expense related to the options will be amortized over the vesting periods. The Company also modified 241,704 of warrants issued to Oxford Capital Partners, Inc. that were set to expire upon the consummation of an IPO to extend the expiration date of such warrants to five years from the date of the consummation of an IPO. In accordance with ASC Topic 718, Compensation—Stock Compensation, the Company expects to record a charge in the third quarter of fiscal 2013 of approximately $0.1 million related to the incremental value associated with the extension of the expiration date.

Additionally, on July 29, 2013, the Company entered into employment agreements with certain executives, including Charlie Talbot, its Chief Financial Officer, and John Morlock, its Chief Operating Officer. The terms of the agreements are substantially similar to one another and include compensation arrangements consistent with their current compensation arrangements as well as the acceleration of 278,272 unvested stock

POTBELLY CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

options, of which 141,341 options include a performance condition that restricts the option holders’ ability to exercise vested options until the consummation of an IPO under the Securities Act of 1933 or at the discretion of the Company’s board of directors. Accordingly, all outstanding options are now fully vested as of the date of the executed agreements. In accordance with ASC Topic 718, Compensation—Stock Compensation, the Company does not expect to record a charge related to the accelerated vesting of unvested options that do not contain a performance condition since the modification did not result in incremental value. The Company has estimated the potential compensation cost to be recorded upon consummation of an IPO associated with all vested options, including those modified to accelerate vesting, is approximately $7.2 million through the date of this filing.

On August 8, 2013, the Company entered into an employment agreement with Aylwin Lewis, our Chief Executive Officer and President. The agreement includes a compensation arrangement consistent with his current compensation arrangement as well as the grant of 227,187 options, which are exercisable without restriction and vest over a period of four years. In accordance with ASC Topic 718, Compensation—Stock Compensation, fair value of the options was determined using the Black-Scholes-Merton option pricing model and will be amortized over the vesting period. The Company used the following assumptions for purposes of valuing these option grants: common stock fair value of $10.59 per share; expected life of options—seven years; volatility—48%; risk-free interest rate—1.33%; and dividend yield—0%. The Company used the simplified method for determining the expected life of the options.

On August 20, 2013, the Company issued 81,064 replacement stock options to Bryant Keil, which are exercisable without restriction and vested immediately. The fair value of the options was determined using the Black-Scholes-Merton option pricing model. The Company used the following assumptions for purposes of valuing these option grants: common stock fair value of $10.59 per share; expected life of options—five years; volatility—48.0%; risk-free interest rate—1.57%; and dividend yield—0%. The Company used the simplified method for determining the expected life of the options. In accordance with ASC Topic 718, Compensation—Stock Compensation, the Company expects to record a charge in the third quarter of fiscal 2013 of approximately $0.4 million related to the incremental value associated with the extension of the expiration date.

The Company has evaluated subsequent events through September 23, 2013 and has determined that, other than the events discussed, no other subsequent events have occurred.

A FIRST CLASS DIVE
Potbelly
SANDWICH WORKS

THE FIRST POTBELLY NEIGHBORHOOD SANDWICH SHOP
LINCOLN AVENUE, CHICAGO

Part II

Information Not Required in Prospectus

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the estimated expenses payable by us in connection with the sale and distribution of the securities registered hereby, other than underwriting discounts or commissions. All amounts are estimates except for the SEC registration fee and the Financial Industry Regulatory Authority filing fee.

SEC Registration Fee	$12,941
Financial Industry Regulatory Authority, Inc. Filing Fee	13,438
Listing Fee	125,000
Blue Sky Fees and Expenses	5,000
Printing	200,000
Legal Fees and Expenses	1,520,000
Accounting Fees and Expenses	1,440,000
Transfer Agent and Registrar Fees	50,000
Miscellaneous	225,000

Total	$3,591,379

*	To be completed by amendment.

Item 14. Indemnification of Directors and Officers.

The Registrant is governed by the Delaware General Corporation Law, or DGCL. Section 145 of the DGCL provides that a corporation may indemnify any person, including an officer or director, who was or is, or is threatened to be made, a party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was or is an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such officer, director, employee or agent acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the corporation’s best interest and, for criminal proceedings, had no reasonable cause to believe that such person’s conduct was unlawful. A Delaware corporation may indemnify any person, including an officer or director, who was or is, or is threatened to be made, a party to any threatened, pending or contemplated action or suit by or in the right of such corporation, under the same conditions, except that such indemnification is limited to expenses (including attorneys’ fees) actually and reasonably incurred by such person, and except that no indemnification is permitted without judicial approval if such person is adjudged to be liable to such corporation. Where an officer or director of a corporation is successful, on the merits or otherwise, in the defense of any action, suit or proceeding referred to above, or any claim, issue or matter therein, the corporation must indemnify that person against the expenses (including attorneys’ fees) which such officer or director actually and reasonably incurred in connection therewith.

The Registrant’s amended and restated by-laws will authorize the indemnification of its officers and directors, consistent with Section 145 of the Delaware General Corporation Law, as amended. The Registrant intends to enter into indemnification agreements with each of its directors and executive officers. These agreements, among other things, will require the Registrant to indemnify each director and executive officer to the fullest extent permitted by Delaware law, including advancement of expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of the Registrant, arising out of the person’s services as a director or executive officer.

Reference is made to Section 102(b)(7) of the DGCL, which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director’s fiduciary duty, except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL, which provides for liability of directors for unlawful payments of dividends or unlawful stock purchases or redemptions or (iv) for any transaction from which a director derived an improper personal benefit.

The Registrant expects to maintain standard policies of insurance that provide coverage (i) to its directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act and (ii) to the Registrant with respect to indemnification payments that it may make to such directors and officers.

The proposed form of Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification to the Registrant’s directors and officers by the underwriters against certain liabilities.

Item 15. Recent Sales of Unregistered Securities.

Equity Securities

In July 2010, we issued 84,898 shares of Series F preferred stock to Aylwin Lewis, our Chief Executive Officer and President, as his 2009 bonus compensation. The fair market value of such issuance was $9.35 per share, or $793,796 in aggregate consideration. We then immediately repurchased 25,003 shares of Series F preferred stock from Aylwin at fair value for a total purchase price of $233,778.

During the year ended December 26, 2010, we granted to certain eligible participants approximately 185,000 options to purchase our common stock at a weighted average exercise price of $7.00 under our equity incentive plans.

In May 2011, we sold 55,000 shares of common stock at a price per share of $0.01 for an aggregate purchase price of $550 to William Blair & Company, LLC upon exercise of warrants.

In October 2011, we sold 120,000 shares of our common stock at a price per share of $4.00 for an aggregate purchase price of $480,000 to Arthur Rubinfeld.

In March 2012, we issued warrants to purchase 241,704 shares of common stock at a price of $8.16 to Oxford Capital Partners, Inc. to replace warrants that expired on September 1, 2011.

During the year ended December 25, 2011, we granted to certain eligible participants approximately 1,258,000 options to purchase our common stock at a weighted average exercise price of $7.20 under our equity incentive plans.

During the year ended December 30, 2012, we granted to certain eligible participants approximately 503,516 options to purchase our common stock at a weighted average exercise price of $8.65 under our equity incentive plans.

During the year ended December 30, 2012, we sold an aggregate of 261,104 shares of common stock at a price per share of $0.01 for an aggregate purchase price of $2,611.04 to various holders of our Series F warrants upon the exercise of such warrants, including to certain members of our senior management team.

During the period beginning December 30, 2012 through June 30, 2013, we granted to certain eligible participants approximately 398,360 options to purchase our common stock at a weighted average exercise price of $9.47 under 2004 our Equity Incentive Plan.

During the period beginning December 30, 2012 through June 30, 2013, we sold an aggregate of 14,383 shares of common stock at a price per share of $0.01 for an aggregate purchase price of $143.83 to various holders of our Series F warrants upon the exercise of such warrants.

In August 2013, we issued options to purchase 122,271 shares of our common stock at an exercise price of $10.59 per share to Bryant Keil and options to purchase 227,187 shares of our common stock at an exercise price of $10.59 per share to Aylwin Lewis.

During the period beginning December 30, 2012 through August 20, 2012, we issued certain options to Bryant Keil following his exercise of a contractual right to replacement certain existing options at his election. We issued to Bryant (i) options expiring on February 6, 2023 to purchase 59,864 shares at an exercise price of $9.47 in replacement of options to purchase 50,000 shares with an exercise price of $6.00 per share that expired on February 6, 2013 and (ii) options expiring on January 1, 2024 to purchase 81,064 shares at an exercise price of $10.59 in replacement of options to purchase 75,000 shares with an exercise price of $9.00 per share that expire on January 1, 2014.

The issuances of options, shares upon the exercise of options, warrants, Series F preferred stock and common stock described above were deemed exempt from registration under Section 4(2) or Regulation D of the Securities Act, and in certain circumstances, in reliance on Rule 701 promulgated thereunder as transactions pursuant to compensatory benefit plans and contracts relating to compensation. All of the foregoing securities are deemed restricted securities for purposes of the Securities Act. The recipients of securities in the transactions exempt under Section 4(2) or Regulation D of the Securities Act represented their intention to acquire the securities for investment purposes only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the stock certificates and instruments issued in such transactions.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits

Exhibit Number	Description of Exhibits

1.1	Form of Underwriting Agreement

3.1	Form of Seventh Amended and Restated Certificate of Incorporation of Potbelly Corporation (to be in effect prior to the completion of the offering made under this Registration Statement)†

3.2	Form of Second Amended and Restated By-laws of Potbelly Corporation (to be in effect prior to the completion of the offering being made under this Registration Statement)†

4.1	Fifth Amended and Restated Registration Rights Agreement†

4.2	Instruments which define the rights of holders of long-term debt represent debt of less than 10% of total assets. In accordance with Item 601(b)(4)(iii) of Regulation S-K, the Registrant agrees to furnish a copy of such instruments to the Securities and Exchange Commission upon request.

5.1	Opinion of Mayer Brown LLP

10.1	Potbelly Corporation 2004 Equity Incentive Plan, as amended†^

10.2	Potbelly Corporation 2013 Long-Term Incentive Plan†^

10.3	Credit Agreement dated September 21, 2012, among Potbelly Sandwich Works, LLC, Potbelly Corporation, Potbelly Illinois, Inc., the lenders from time to time party thereto and JPMorgan Chase Bank, N.A.†

10.4	Amendment No. 1 to Credit Agreement dated April 26, 2013, among Potbelly Sandwich Works, LLC, Potbelly Corporation, Potbelly Illinois, Inc., the lenders from time to time party thereto and JPMorgan Chase Bank, N.A.†

10.5	Amendment No. 2 to Credit Agreement dated August 20, 2013, among Potbelly Sandwich Works, LLC, Potbelly Corporation, Potbelly Illinois, Inc., the lenders from time to time party thereto and JPMorgan Chase Bank, N.A.†

10.6	Executive Employment Contract between Potbelly Corporation and Aylwin Lewis dated August 8, 2013†^

10.7	Executive Employment Contract between Potbelly Corporation and John Morlock dated July 25, 2013†^

10.8	Executive Employment Contract between Potbelly Corporation and Charles Talbot dated July 25, 2013†^

10.9	Form of stock option agreement for grants prior to January 1, 2011 for named executive officers other than Aylwin Lewis pursuant to 2004 Long-Term Incentive Plan (including any replacement options granted after such date for expired grants)†^

10.10	Form of stock option agreement for grants prior to January 1, 2011 for Aylwin Lewis pursuant to 2004 Long-Term Incentive Plan†^

10.11	Form of stock option agreement for grants during year 2011 for named executive officers other than Aylwin Lewis pursuant to 2004 Long-Term Incentive Plan†^

10.12	Form of stock option agreement for grants during year 2011 for Aylwin Lewis pursuant to 2004 Long-Term Incentive Plan†^

10.13	Form of stock option agreement for grants for directors other than Aylwin Lewis pursuant to 2004 Long-Term Incentive Plan†^

10.14	Form of stock option agreement (other than for Aylwin Lewis) pursuant to 2013 Long-Term Incentive Plan†^

10.15	Form of stock option agreement for Aylwin Lewis pursuant to 2013 Long-Term Incentive Plan†^

Exhibit Number	Description of Exhibits

10.16	Form of Restricted Stock Unit Award Agreement pursuant to 2013 Long-Term Incentive Plan†^

10.17	Form of Indemnification Agreement between Potbelly Corporation and each of its directors and executive officers†

21.1	Subsidiaries of the Registrant†

23.1	Consent of Deloitte & Touche LLP

23.2	Consent of Mayer Brown LLP (included in the opinion filed as Exhibit 5.1 hereto)

24.1	Power of Attorney†

†	Previously Filed
^	Management contract or compensatory plan

(b) Financial Statement Schedules

No financial statement schedules are provided because the information called for is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, on September 23, 2013.

POTBELLY CORPORATION

By:	/s/ Aylwin Lewis
Name:	Aylwin Lewis
Title:	President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed by the following persons in the capacities held on September 23, 2013.

Name	Position

/s/ Aylwin Lewis Aylwin Lewis	Director, Chief Executive Officer and President (Principal Executive Officer)

/s/ Charles Talbot Charles Talbot	Senior Vice President and Chief Financial Officer (Principal Financial and Principal Accounting Officer)

* Bryant Keil	Director

* Vann Avedisian	Director

* Peter Bassi	Director

* Gerald Gallagher	Director

* Marla Gottschalk	Director

* Matthew Levine	Director

* Dan Levitan	Director

*By:	/s/ Matthew Revord
Matthew Revord Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description of Exhibits

1.1	Form of Underwriting Agreement

3.1	Form of Seventh Amended and Restated Certificate of Incorporation of Potbelly Corporation (to be in effect prior to the completion of the offering made under this Registration Statement)†

3.2	Form of Second Amended and Restated By-laws of Potbelly Corporation (to be in effect prior to the completion of the offering being made under this Registration Statement)†

4.1	Fifth Amended and Restated Registration Rights Agreement†

4.2	Instruments which define the rights of holders of long-term debt represent debt of less than 10% of total assets. In accordance with Item 601(b)(4)(iii) of Regulation S-K, the Registrant agrees to furnish a copy of such instruments to the Securities and Exchange Commission upon request.

5.1	Opinion of Mayer Brown LLP

10.1	Potbelly Corporation 2004 Equity Incentive Plan, as amended†^

10.2	Potbelly Corporation 2013 Long-Term Incentive Plan†^

10.3	Credit Agreement dated September 21, 2012, among Potbelly Sandwich Works, LLC, Potbelly Corporation, Potbelly Illinois, Inc., the lenders from time to time party thereto and JPMorgan Chase Bank, N.A.†

10.4	Amendment No. 1 to Credit Agreement dated April 26, 2013, among Potbelly Sandwich Works, LLC, Potbelly Corporation, Potbelly Illinois, Inc., the lenders from time to time party thereto and JPMorgan Chase Bank, N.A.†

10.5	Amendment No. 2 to Credit Agreement dated August 20, 2013, among Potbelly Sandwich Works, LLC, Potbelly Corporation, Potbelly Illinois, Inc., the lenders from time to time party thereto and JPMorgan Chase Bank, N.A.†

10.6	Executive Employment Contract between Potbelly Corporation and Aylwin Lewis dated August 8, 2013†^

10.7	Executive Employment Contract between Potbelly Corporation and John Morlock dated July 25, 2013†^

10.8	Executive Employment Contract between Potbelly Corporation and Charles Talbot dated July 25, 2013†^

10.9	Form of stock option agreement for grants prior to January 1, 2011 for named executive officers other than Aylwin Lewis pursuant to 2004 Long-Term Incentive Plan (including any replacement options granted after such date for expired grants)†^

10.10	Form of stock option agreement for grants prior to January 1, 2011 for Aylwin Lewis pursuant to 2004 Long-Term Incentive Plan†^

10.11	Form of stock option agreement for grants during year 2011 for named executive officers other than Aylwin Lewis pursuant to 2004 Long-Term Incentive Plan†^

10.12	Form of stock option agreement for grants during year 2011 for Aylwin Lewis pursuant to 2004 Long-Term Incentive Plan†^

10.13	Form of stock option agreement for grants for directors other than Aylwin Lewis pursuant to 2004 Long-Term Incentive Plan†^

10.14	Form of stock option agreement (other than for Aylwin Lewis) pursuant to 2013 Long-Term Incentive Plan†^

10.15	Form of stock option agreement for Aylwin Lewis pursuant to 2013 Long-Term Incentive Plan†^

Exhibit Number	Description of Exhibits

10.16	Form of Restricted Stock Unit Award Agreement pursuant to 2013 Long-Term Incentive Plan†^

10.17	Form of Indemnification Agreement between Potbelly Corporation and each of its directors and executive officers†

21.1	Subsidiaries of the Registrant†

23.1	Consent of Deloitte & Touche LLP

23.2	Consent of Mayer Brown LLP (included in the opinion filed as Exhibit 5.1 hereto)

24.1	Power of Attorney†

†	Previously Filed
^	Management contract or compensatory plan